As filed with the Securities and Exchange Commission on November 19, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AMERICAN MEDICAL LABORATORIES, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	8071	54-1983356

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14225 Newbrook Drive

Chantilly, VA 20153
Telephone: (703) 802-6900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy J. Brodnik

Chairman, President and Chief Executive Officer
14225 Newbrook Drive
Chantilly, VA 20153
Telephone: (703) 802-6900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Sanford E. Perl, Esq. Gerald T. Nowak, Esq. Kirkland & Ellis 200 E. Randolph Drive Chicago, IL 60601 Telephone: (312) 861-2000	Scott C. Herlihy, Esq. Stuart S. Kurlander, Esq. Latham & Watkins 555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004 Telephone: (202) 637-2200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of	Proposed Maximum Aggregate	Amount of
securities to be registered	Offering Price(1)	Registration Fee(2)

Common Stock, par value $.01 per share	$115,000,000	$28,750

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	The registrant paid a filing fee of $30,360 in connection with its Registration Statement on Form S-1 (File No. 333-46992) initially filed on September 29, 2000. That Registration Statement was subsequently withdrawn. Pursuant to Rule 457(p), the registrant is applying $28,750 of such amount to the fee associated with this Registration Statement.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2001

                 Shares

Common Stock

         Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $     per share. We are applying to list our common stock on the New York Stock Exchange under the symbol “AMJ.”

      The underwriters have an option to purchase a maximum of                additional shares from us to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 5.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	AML

Per Share	$	$	$

Total	$	$	$

      Delivery of the shares of common stock will be made on or about            ,      .

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Banc of America Securities LLC

U.S. Bancorp Piper Jaffray

Wachovia Securities

The date of this prospectus is              ,      .

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Ex. 23.1 Consent of KPMG LLP

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until           , 2002 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision.

AML

      We are a leading provider of esoteric testing services to a wide range of healthcare professionals nationwide and are the largest provider of esoteric and routine laboratory testing services in our core geographic markets of metropolitan Washington, D.C. and Nevada. We operate a full-service laboratory in each of our core geographic markets 24 hours a day, 365 days a year through which we offer approximately 1,500 different tests. As of September 30, 2001, we provided our services to approximately 470 hospitals, 150 independent clinical laboratories, 7,900 physician offices and 14 managed care groups in 40 states. We strengthen our offering and foster long term customer relationships by providing superior service and value-added laboratory services.

      In our core geographic markets we are the leading provider of both esoteric and routine laboratory testing services. We attribute our leadership position to our ability to offer a full-range of testing services, our excellent quality, our rapid turn around time and our commitment to customer service. These attributes give us the ability to attract new customers while retaining our existing customers, as evidenced by our 98% client retention rate from January 1999 to September 2001. Over the past 40 years, we have established a significant infrastructure and an extensive service network, which includes two full-service laboratories, four short turn around time laboratories and 51 patient centers. Our infrastructure enables us to efficiently and cost-effectively provide a broad range of testing services on a regional basis. We also leverage this infrastructure to provide esoteric testing services nationally.

      Nationwide, many hospitals, physicians and independent clinical laboratories cannot or do not perform their own esoteric tests because of the complexity and high cost of performing these tests. These organizations choose to outsource their esoteric testing needs to providers like us who possess the specialized personnel and equipment necessary to perform these tests. We believe that our customers choose us because we offer them excellent quality and timely service. In addition, unlike many of our larger competitors, we generally do not compete with our customers for routine testing business in their local markets. Our strategy of addressing the growing esoteric testing needs of healthcare providers nationally has contributed to our significant net revenue growth from esoteric testing and allowed us to expand our business beyond our core geographic markets. This has contributed to our ability to grow net revenue at a compound annual growth rate of 15.9% from the fiscal year ended 1997 until the fiscal year ended 2000 (pro forma for the acquisition of APL Healthcare Group, Inc.). We believe our strong scientific team, leading testing technology platform and comprehensive test offering have positioned us to successfully meet the anticipated future growth in demand for esoteric testing.

      According to Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, the U.S. clinical laboratory industry generated $31.8 billion of revenues in 1999, which represented approximately 3% of total healthcare expenditures. A growing market segment of the industry is esoteric testing, which in 1998 represented approximately $2.0 billion of revenues. We believe the growth in the esoteric testing market is driven by general advances in medical technology and the accelerating pace of new genetic-based testing.

      We have been successful in attracting a wide range of customers for our testing services, including Kaiser Permanente, Consorta Catholic Health Resource Partners, Healthtrust Purchasing Group and Massachusetts General Hospital. During the nine months ended September 30, 2001, we performed, on average, more than 430,000 total tests per week. Our net revenue increased to $221.5 million for the nine months ended September 30, 2001 from $196.3 million for the nine months ended September 30, 2000. Our operating income increased to $17.3 million for the nine months ended September 30, 2001 from $16.1 million for the nine months ended September 30, 2000. Our Adjusted EBITDA, which we define as EBITDA adjusted to exclude stock-based compensation expense and non-recurring items, increased to $28.0 million for the nine months ended September 30, 2001 from $24.2 million for the nine months ended September 30, 2000.

Our Business Strategy

      The principal elements of our business strategy include:

•	Expanding Our Position as a Leading National Provider of Esoteric Clinical Laboratory Testing Services. We will continue to expand nationally by leveraging our infrastructure to provide esoteric and other testing services to health care providers who wish to outsource their esoteric testing business. We believe demand for such services will continue to grow as testing technology advances.

•	Maintaining and Expanding Our Comprehensive Offering of Laboratory Tests. We are committed to delivering to our customers a comprehensive offering of esoteric testing capabilities. We will use our market knowledge and strong professional relationships to continue to acquire and license new tests to satisfy our customers’ needs.

•	Growing Our Leadership Position in Our Core Geographic Markets. We will use our strong regional presence and reputation for superior quality and customer service to continue to expand our esoteric and routine testing operations in our core geographic markets.

•	Enhancing Our Competitive Position by Providing the Highest Levels of Customer Service. We seek to achieve the highest levels of customer satisfaction and foster long-term relationships through superior customer service.

•	Strengthening Customer Relationships with Value-Added Services. We will continue to leverage our long history of clinical laboratory experience and expertise to develop and strengthen the community outreach efforts of our hospital customers. Our value-added services enable our customers to more effectively manage their laboratory operations and serve to strengthen our customer relationships.

      The legal name of our company is American Medical Laboratories, Incorporated. Our principal executive office is located at 14225 Newbrook Drive, Chantilly, Virginia 20153 and our telephone number is (703) 802-6900. We maintain a world wide web site at aml.com. Our website and the information it contains are not a part of this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	Net proceeds from this offering will be approximately $ million. We intend to use the net proceeds to repay outstanding indebtedness and to repurchase our redeemable cumulative preferred stock.

Proposed New York Stock Exchange symbol	AMJ

      The common stock to be outstanding after this offering includes the issuance of                       shares of common stock upon the conversion of $      million aggregate principal amount of our subordinated notes at a conversion price equal to 80% of an assumed offering price of $               per share. The conversion will take place upon the closing of this offering.

      The common stock to be outstanding after this offering does not include:

•	1,663,941 shares issuable upon the exercise of outstanding options, with a weighted average exercise price of $4.25 per share;

•	options to purchase additional shares of common stock with an exercise price equal to the price to the public in this offering that are being granted in connection with this offering; and

•	additional shares of common stock reserved for future grants, awards or sales under our 2001 Equity Incentive Plan or sale under the 2001 Employee Stock Purchase Plan.

      Unless we indicate otherwise, the information in this prospectus does not reflect the exercise by the underwriters of their option to purchase up to           additional shares of common stock from us to cover over-allotments.

Summary Historical and Pro Forma Condensed

Consolidated Financial Data

      The following summary historical and pro forma condensed consolidated financial data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of AML and APL Healthcare Group, Inc., or APL, included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements, which appear elsewhere in this prospectus.

      The shares used to compute pro forma unaudited basic and diluted net income per common share give effect to the conversion of $              million aggregate principal amount of our subordinated notes into              shares of common stock upon the closing of this offering at a conversion price equal to 80% of an assumed offering price of $          per share.

			Nine Months
			Ended September 30,
	Year Ended
	December 31,
			(unaudited)
	1999	2000	2000	2001

	(in thousands, except per share and percentage data)

Consolidated Statement of Operations Data:

Net revenue	$143,436	$260,824	$196,329	$221,500

Operating income	8,991	17,541	16,119	17,289

Net income (loss)	1,236	(1,617)	933	1,054

Net income (loss) to common shareholders before extraordinary item	1,216	(1,809)	790	896

Net income (loss) to common shareholders	774	(1,809)	790	896

Net income (loss) per common share before extraordinary item:

Basic	$0.06	$(0.09)	$0.04	$0.04

Diluted	$0.06	$(0.09)	$0.04	$0.04

Weighted average common shares outstanding:

Basic	19,102	20,848	20,828	21,209

Diluted	19,813	20,848	21,697	21,676

Pro forma unaudited basic and diluted net income per common share

Shares used to compute pro forma unaudited net income per common share:

Basic

Diluted

Other Financial Data:

Adjusted EBITDA(1)	$13,044	$30,354	$24,195	$27,985

Adjusted EBITDA as a % of net revenue	9.1%	11.6%	12.3%	12.6%

	As of September 30, 2001

	(unaudited, in thousands)
			Pro Forma
	Actual	Pro Forma(2)	As Adjusted(2)(3)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$3,522

Total assets	203,909

Total debt	146,357

Redeemable preferred stock	2,259

Total stockholders’ equity	10,348

(1)	Adjusted EBITDA is defined as EBITDA adjusted to exclude stock-based compensation expense and non-recurring items. EBITDA consists of net income before interest expense, income taxes, share in loss of affiliates, depreciation and amortization and extraordinary items. Stock-based compensation expense was zero and $0.4 million for the years ended December 31, 1999 and 2000, respectively, and $0.3 million and $0.4 million for the nine-month periods ended September 30, 2000 and 2001, respectively. Non-recurring items reduced Adjusted EBITDA by $0.7 million and $1.3 million for the years ended December 31, 1999 and 2000, respectively, and by $2.3 million and $0.7 million for the nine-month periods ended September 30, 2000 and 2001, respectively. EBITDA and Adjusted EBITDA should not be considered as measures of financial performance under GAAP. Items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing financial performance. We present Adjusted EBITDA, which is a non-GAAP measure, to enhance the understanding of our operating results. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated from operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(2)	Pro forma to give effect to the conversion of $ million aggregate principal amount of our subordinated notes into shares of our common stock at $ per share, a conversion price equal to 80% of an assumed offering price of $ per share.

(3)	As adjusted to give effect to this offering and the use of proceeds as described in “Use of Proceeds.”

RISK FACTORS

      You should carefully consider the following factors in addition to the other information in this prospectus, including the financial statements and related notes, before investing in the common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also impair our business. If any of the following risks actually occurs, our business, financial condition or results of operations will likely suffer. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Industry

We could incur significant fines and other penalties as a result of the extensive, complex and sometimes unpredictable government regulation of our industry.

      The clinical laboratory industry is subject to significant governmental regulation at the federal, state and local levels. Specifically, we are subject to a number of certification and licensing regulations as well as federal, state and local legislation and regulation regarding:

•	the handling and disposal of medical waste, hazardous waste and controlled substances;

•	consumer protection;

•	privacy and confidentiality;

•	health care plans;

•	various licensure and certification laws, such as managed care and third-party administrator laws; and

•	employee safety.

      Although we believe that we are in compliance, in all material respects, with the statutes, regulations and other requirements applicable to our laboratory operations, the clinical laboratory industry is subject to complex and extensive regulation. Courts have not interpreted many of these statutes and regulations. Congress or various state and local legislatures may enact additional legislation or regulatory initiatives in the future relating to the laboratory industry in particular or the health care industry in general. Federal and state governments may also impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us. Therefore, regulatory or judicial authorities may interpret or apply applicable statutes and regulations in a manner that would adversely affect us.

      Potential sanctions for violations of these statutes and regulations include significant fines and criminal penalties and the loss of various licenses, certificates and authorizations, which in turn can lead to denial of the right to conduct business or an exclusion or debarment from participation in federal and state health care programs.

      In addition, we are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including those relating to the handling, transportation and disposal of medical waste, infectious and hazardous waste and radioactive materials, and the safety and health of laboratory employees. The sanctions for failure to comply with these regulations include denial of the right to conduct business, significant fines and criminal penalties. Future changes in these federal, state and local laws and regulations, or in the interpretation of current laws and regulations, could materially alter the way we conduct business.

We could incur significant fines and penalties, be excluded or debarred from participation in federal and state health care programs, and be subjected to “whistleblower” lawsuits as a result of unpredictable application of fraud and abuse laws.

      The Department of Justice and the Department of Health and Human Services’, or HHS, Office of Inspector General have elevated health care fraud and abuse to high priority and invest substantial resources in investigating and prosecuting these matters. In addition, entities that are found to violate these laws are not only subject to applicable civil and criminal penalties, but also may be excluded or debarred from participation in federal and state health care programs. Health care entities that do business with federal and state health care programs are precluded from contracting with excluded or debarred entities. Consequently, exclusion or debarment can have a devastating impact on an entity’s viability.

      The clinical laboratory industry is subject to an array of “fraud and abuse” laws that regulate the health care industry in general. These laws include:

•	the federal Anti-kickback Statute, and similar state statutes, which impose civil and criminal penalties on laboratories that pay kickbacks or other remuneration as an inducement or reward for referrals of business that is paid for by federal and state health care programs;

•	the federal self-referral prohibition, commonly called the “Stark” law, and similar state statutes, which prohibit, with limited exceptions, Medicare and Medicaid payments for laboratory tests referred by physicians who have, personally or through a business or immediate family member, an investment interest in, or a compensation arrangement with, the testing laboratory, and impose fines and other penalties on entities that violate the law;

•	federal and state rebate and fee-splitting laws, which restrict laboratories from sharing in fees generated from services that they did not perform; and

•	laws related to billing practices, including state and federal False Claims Acts, which permit the government, and in some cases private “whistleblowers,” to (i) sue laboratories that knowingly submit false or fraudulent claims to the government for health care services, and (ii) collect per claim fines and up to treble damages, as well as payments to the “whistleblower.”

      These fraud and abuse laws are often subject to varying applications. Government agencies have provided little guidance with respect to their application, and courts have offered limited guidance with respect to health care business arrangements and practices. Similarly, safe harbors and exceptions to fraud and abuse laws often require compliance with specific, enumerated criteria that also have been subject to limited guidance or interpretation by regulators and the courts.

      For example, our arrangements with our laboratory directors and our leases for laboratory space are likely subject to these laws and their safe harbors and exceptions, including requirements that we enter into written agreements, pay fair market value compensation and rent, and commit to arrangements for at least one year’s duration. In addition, to ensure proper billing, our billing practices and documentation must meet numerous, technical requirements, and in some instances we must rely on other providers for the information we need to properly bill. Although we believe we are in compliance, in all material respects, with fraud and abuse laws, we cannot assure you that regulatory or judicial authorities will not interpret or apply existing or future fraud and abuse laws in a manner that would adversely affect us. We also could incur substantial litigation costs defending lawsuits, and paying any resulting damages or settlements under such actions. In addition, we cannot assure you that we will not be excluded or debarred as a result of these actions.

The independent clinical laboratory industry in the United States is highly competitive. Loss of business to one of our competitors could cause our net revenue to decline.

      The independent clinical laboratory industry in the United States is highly competitive and has experienced intense price competition over the past several years.

      Independent clinical laboratories generally fall into one of four separate categories:

•	larger laboratories that provide a broad range of tests and services nationwide;

•	niche laboratories that typically offer fewer tests and services and generally focus on a segment of the clinical laboratory testing market;

•	laboratories that are affiliated with large medical centers or universities; and

•	smaller, generally local, laboratories with fewer resources than larger laboratories.

      Our primary competitors include large independent laboratories, such as Quest Diagnostics and Laboratory Corporation of America. We also compete with niche laboratories such as Specialty Laboratories, Impath and Athena Diagnostics, as well as laboratories affiliated with educational institutions such as Mayo Medical Laboratories and Associated Regional University Pathologists, in the esoteric testing market. In the toxicology testing market, we compete with Quest Diagnostics, Laboratory Corporation of America, Medtox Scientific, LabOne and Kroll Laboratories. In addition, in our core geographic markets where we provide a comprehensive service offering, hospitals compete with us by also providing routine testing services to physicians. Many of our competitors have significantly greater resources than us. We may not be able to compete successfully with our existing or potential new competitors and competitive pressures faced by us may materially decrease our net revenue. For more details, see “Business — Competition.”

If government payors reduce the reimbursement allowed for clinical laboratory services, our net revenue may decrease.

      Government payors, such as Medicare and Medicaid, as well as private insurers and large employers, have taken steps and may continue to take steps to control the cost, use and delivery of health care services. For the nine months ended September 30, 2001, approximately 5.6% of our total net revenue was received under Medicare and approximately 1.2% was received from Medicaid or other federal or state health care programs. Any efforts on the part of these or other payors to reduce reimbursement for our laboratory testing services could reduce our revenue and adversely affect our operating results.

      Our business depends on continued participation in these programs and applicable laws generally require us to accept reimbursement from Medicare and Medicaid as payment in full for covered tests performed for Medicare and Medicaid beneficiaries. In an effort to address increasing health care costs, government regulators may continue to introduce legislative and regulatory changes with an objective of reducing amounts paid for laboratory services under the Medicare and Medicaid programs. Recent examples include:

•	federal legislation or proposed legislation to reduce ceilings on Medicare reimbursement for laboratory testing services;

•	changes in the number of tests which physicians can concurrently order and bill for;

•	a proposal for a 20% co-payment from Medicare and Medicaid patients;

•	limits on the ability of laboratories to bill for tests unless the tests are considered to be medically necessary and properly documented by the ordering physician; and

•	requirements in the 1997 Balanced Budget Act that the U.S. Centers for Medicare and Medicaid Services, or CMS, formerly known as the Health Care Financing Administration, conduct and complete by 2002 five Medicare bidding demonstrations involving various types of medical services. CMS is expected to include a laboratory demonstration project in a metropolitan statistical area as part of the legislative mandate. Competitive bidding for laboratory tests is still under review. If competitive bidding were implemented on a regional or national basis for laboratory testing, our profit margins could decline.

      Due to these legislative and regulatory changes, we may receive lower reimbursement from Medicare or Medicaid or Medicare and Medicaid may not reimburse us for a portion of our Medicare and Medicaid related testing.

The increasing role and pricing structure of managed care organizations may reduce our revenues and impair our operations.

      We may experience declines in average revenue per test processed as managed care organizations maintain or strengthen their significant role in the health care insurance market. Managed care organizations typically attempt to negotiate capitated payment contracts. Under this type of contract, insurance companies pay laboratories a fixed monthly fee per covered individual, regardless of the number or cost of tests performed per covered individual and regardless of the total number or cost of tests performed during the month, excluding selected tests, such as esoteric tests.

      Laboratory service agreements with managed care organizations are typically competitively priced due to the volume of testing involved and the expectation that a laboratory would capture not only the volume of testing covered under the contract, but also the additional fee-for-service business from participating physicians’ patients who the managed care plan does not cover. However, if the number of patients covered under managed care plans continues to increase, there will be less fee-for-service business and, accordingly, less high margin business to offset the lower margin managed care business. Furthermore, physicians increasingly are affiliated with more than one managed care organization, which may decrease the likelihood of any particular independent laboratory capturing their fee-for-service business.

      Managed care plans may require participating physicians to refer laboratory tests to specific laboratories, depending on the plan involved. If a given physician’s managed care plan or plans do not authorize that laboratory to perform tests, that laboratory may also fail to capture that physician’s fee-for-service business. The increase in managed care has also slowed the growth in utilization of routine laboratory testing services.

The complexities of billing may affect our net revenue and cash flow.

      Billing for laboratory services is complicated. Laboratories have a mix of payors, such as individual patients, insurance companies, Medicare, Medicaid, doctors, hospitals, laboratories and employer groups. All of these payors have different billing requirements, which we must meet prior to receiving payment for our services.

      Billing complications include, but are not limited to, the following:

•	disputes between payors as to responsibility for payment;

•	disparity in coverage and payment among various payors;

•	difficulty of assuring adherence to specific billing requirements;

•	disparity in information requirements among payors; and

•	high volume/low dollar claims.

      If we experience some or all of these billing complications they may reduce our net revenue and cash flow.

We would incur significant fines and other penalties for failure to comply with federal and state medical privacy laws.

      The use and disclosure of medical information is subject to regulation by both federal and state governments. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires us to comply with standards applicable to the use and disclosure of health information, including standards for common healthcare transactions, security and privacy. In addition, many stringent state laws and regulations regarding the use and disclosure of health information exist. We may incur significant costs in our efforts to comply with such federal and state laws and regulations. Moreover, if we are found to have violated any federal or state statute or regulation governing the use or disclosure of health information, we could be subject to significant civil and criminal fines and penalties.

We may be subject to professional liability litigation, which may be costly to defend and could result in significant monetary damages.

      Providers of laboratory testing services may from time to time be subject to lawsuits alleging negligence or other similar legal claims. These lawsuits could involve claims for substantial damages and be costly to defend. We maintain liability insurance, subject to limits and deductibles, for professional liability claims. We believe that our levels of coverage are adequate to cover currently estimated exposures to professional liability claims. We may not be able to obtain adequate insurance coverage in the future at acceptable costs or we may incur liabilities in excess of policy limits. In addition, litigation could harm our reputation and therefore, our client base. We are currently subject to a number of ordinary course of business lawsuits, such as workers’ compensation, none of which, we believe, will have a material adverse effect on our operations.

Risks Related to Our Business

Failure in our information technology systems could significantly increase turn around time, reduce our production capacity, and otherwise disrupt our operations, which may reduce our customer base, make it difficult to attract new customers and result in lost net revenue.

      Our success depends, in part, on the continued and uninterrupted performance of our information technology. While we have never suffered a sustained or repeated IT system failure, these types of failures could interrupt our ability to process test orders, deliver test results or perform tests in a timely manner, which would, in turn, reduce significantly the attractiveness of our services to our customers. Our business, results of operations and financial condition could be adversely affected by any damage or failure that interrupts or delays our operations.

      Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems, in part because they are located at a third-party’s facility and we cannot control the maintenance and operation of our third-party data centers. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our IT systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

We may not be able to maintain or grow our market share if we fail to adapt to advances in testing technologies or obtain licenses for such technologies, or if our customers use new technologies to perform their own tests.

      The clinical laboratory testing industry is subject to rapid and significant changes in technology, such as Roche’s polymerase chain reaction test for the sexually transmitted diseases chlamydia and gonorrhea. Our ability to grow our esoteric testing business will depend, in part, on our ability to adapt to or license new or improved testing technologies. We currently offer substantially all esoteric tests that are commercially available and have been successful in obtaining access to substantially all testing technology for which we have sought such access. We believe our current technologies are state-of-the-art; however, new technologies are developed regularly. We may not be able to negotiate acceptable licensing arrangements and we cannot be sure that such arrangements will yield commercially successful esoteric tests. If we are unable to license novel testing technologies at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to license new or improved testing methods, our methods may be outdated when compared with our competition and our testing volume and revenue may materially decrease. Finally, advancing technology may enable other clinical laboratories, hospitals, physicians or other medical providers to perform tests in their offices or hospitals without requiring the services of outside laboratories. If these or other advances in technology result in a decreased demand for our services, our testing volume and revenue would decrease.

Our revenues will decrease if our customers reduce or discontinue purchasing our laboratory testing services for competitive reasons.

      We compete with some of our customers, such as Quest Diagnostics, Laboratory Corporation of America, Mayo Medical Laboratories and Associated Regional University Pathologists in the esoteric testing market. These organizations often refer tests to us that they either cannot or elect not to perform themselves. These parties may no longer refer tests to us because they wish to develop and market tests similar to ours. If independent laboratories decide to reduce or discontinue purchases of our tests for competitive reasons, it will negatively affect our revenue. Revenues from customers who are also competitors ranged from 0.2% to 0.9% of our annual net revenue in the past three fiscal years.

We may lose an important mechanism to further penetrate the hospital customer base if group purchasing organizations discontinue our contracts.

      Many of our existing and potential hospital customers are part of group purchasing organizations. Group purchasing organizations typically pool independent hospitals together for the purpose of negotiating with providers of health care services for the price of those services to participating hospitals, including prices for laboratory testing. These group purchasing organizations provide compliance incentives to their participating hospitals to utilize clinical laboratories, which have contracts with group purchasing organizations.

      We are aggressively seeking to expand our relationships with group purchasing organizations. We do not know if we will be able to retain our accounts with group purchasing organization-affiliated hospitals if a group purchasing organization terminates or fails to renew an agreement. If any group purchasing organization-affiliated hospital no longer uses our services, it will decrease our net revenue. In addition, if we are unable to attract new hospital customers because a group purchasing organization terminates a contract, it may impair our ability to grow our business. Revenues from group purchasing organization-related services represented 6.2% of our net revenue for the nine-month period ended September 30, 2001.

Infringement on the intellectual property rights of others may give rise to costly litigation, which may cause us to pay substantial damages or prohibit us from performing protected tests.

      We hold patents on only a few of our esoteric testing technologies. We use other patented technology under licenses with the holders of those patents, which are typically large pharmaceutical companies or other parties that develop the technology with a view toward licensing its use. Nonetheless, other companies or individuals, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests. As a result, we may be found to infringe on the proprietary rights of others. We could incur substantial costs in defending any litigation. An adverse result in an intellectual property litigation could force us to do any of the following:

•	cease developing, performing, or selling products or services that incorporate the challenged intellectual property;

•	obtain and pay for licenses from the holder of the infringed intellectual property right;

•	redesign or reengineer our tests; or

•	pay substantial damages.

Our success largely depends on the services of our senior management and senior technical management and the loss of any one of them could negatively affect our ability to conduct our business efficiently.

      Our success is largely dependent on the skills, experience and efforts of our senior management and senior technical management. The loss of the services of our Chairman, President and Chief Executive Officer, Timothy J. Brodnik, or one or more members of our senior management or senior technical management, could have a material adverse effect on us. We have entered into employment contracts with some of these persons, including Timothy J. Brodnik and John E. Bergstrom. However, these contracts cannot ensure that we will continue to enjoy the benefits of the services of these individuals. We do not know whether we will be able to continue to employ key personnel. Failure to retain or attract key personnel could divert management’s time and attention, increase our expenses and adversely affect our ability to conduct our business efficiently. We do not maintain “key man” life insurance policies on any of our senior management or senior technical management personnel.

The loss of our skilled personnel could have a material adverse effect on our research and development, marketing and sales efforts.

      Our competitiveness will depend in large part upon whether we can attract and retain skilled technical and marketing personnel. Competition for skilled personnel is intense in both Nevada and metropolitan Washington, D.C. We may not be able to attract and retain the technical and marketing personnel we require to develop and market new test services and to continue to grow and operate profitably. If we cannot attract skilled personnel, we may not be able to operate successfully in the future.

Difficulties with the integration of any future acquisitions may impose substantial costs and delays and cause other problems for us.

      We may engage in future acquisitions which could present a number of risks. The process of integrating operations of acquired businesses, including their personnel, could cause interruptions to our business, including that of the acquired businesses and any resulting interruption or deterioration in service may result in a customer’s decision to stop using us for clinical laboratory testing. In addition, employees who may be key to the integration effort or our ongoing operations may choose not to continue to work for us following the closing of the acquisitions. Further, the process of integration may require a disproportionate amount of the time and attention of our management, which may distract management’s attention from its day-to-day responsibilities. For the above reasons, it is possible that we may not realize all or any benefits of future acquisitions, either at all or in a timely manner and, if we incur significant costs during any future acquisition process, it could have a material adverse impact on our business.

If our significant customers terminate or fail to renew their contracts with us our business, financial condition and results of operations could be materially and adversely affected.

      No single customer or affiliated group of customers accounted for more than 6.0% of our total net revenues for the nine months ended September 30, 2001. It is possible that our revenue and earnings could fluctuate depending upon whether our current significant customers terminate or elect not to renew their agreements with us upon expiration. If we fail to obtain renewals on our major accounts and if we do not develop relationships with significant new customers, our business, financial condition and results of operations could be materially and adversely affected.

Our principal stockholder may exercise its control in a manner adverse to your interests.

      Upon completion of this offering, our principal stockholder, Golder, Thoma, Cressey, Rauner Fund V, L.P., or GTCR, and two of its affiliates will own approximately      % of our outstanding common stock. By virtue of this stock ownership, GTCR has the power to direct our affairs and will likely be able to determine the outcome of all matters submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Transactions could be difficult or impossible to complete without the support of GTCR. The interests of GTCR may not be the same as those of our other stockholders. For example, GTCR may prefer the consummation of a transaction because it would result in earlier liquidity for their investment, when other stockholders may prefer to hold their investment. Conversely, GTCR may prefer to defer liquidity in favor of longer-term growth, while other stockholders may prefer earlier liquidity. It is possible that GTCR will exercise control over us in a manner adverse to your interests. See “Principal Stockholders.”

Recent or future terrorist attacks in the United States could adversely affect us.

      On September 11, 2001, terrorist attacks were carried out in New York, Virginia and Pennsylvania. As a result, the United States securities markets were closed and air traffic was halted for several days. The impact which these terrorist attacks, or future events arising as a result of these terrorist attacks, including military or police activities in the United States or foreign countries, future terrorist activities or threats of such activities, biological or chemical weapons attacks, political unrest and instability, interruptions in transportation infrastructure, riots and protests, could have on the United States economy, the global economy, and global financial markets cannot presently be determined with any accuracy. These conditions could also adversely affect demand for certain of our services and our ability to deliver these services. It is possible that the above factors could have a material adverse effect on our business, our ability to finance our business and on our financial condition and results of operations as a whole.

Risks Related to This Offering

Provisions of our charter documents and Delaware law may make it difficult to acquire our company or change management and could depress the price of our common stock.

      Provisions of our certificate of incorporation and by-laws may have the effect of delaying, deferring or preventing a change in control of our company not approved by our board of directors or delaying, deferring or preventing a change in company management. These provisions would limit the circumstances in which purchasers may pay a premium for our common stock in proposed transactions or a proxy contest for control of the board may be initiated. These provisions provide for:

•	a classified board of directors;

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders may only be called by our chief executive officer or the board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

      We will also be subject to Section 203 of the Delaware General Corporation Law, which could have similar effects. See “Description of Capital Stock.”

An active market for our common stock may not develop, making it difficult for you to sell your stock.

      Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop after this offering or how liquid that market might become. An illiquid market for our stock may result in price volatility and poor execution of buy and sell orders for investors. The initial public offering price will be determined by negotiations between representatives of the underwriters and us, and may not be indicative of prices that will prevail in the trading market. Historically, stock prices and trading volumes for new public companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their business or results of operations. The price of our common stock that will prevail in the market after the offering may be lower than the price you pay.

Future sales of our common stock could depress its market price.

      The market price for our common stock could fall substantially if our stockholders who hold restricted securities sell large amounts of shares in the public market following this offering. Our directors, executive officers and existing shareholders and optionholders own           shares of common stock and options to purchase           shares of common stock that are subject to “lock-up” agreements. Those agreements prohibit them from selling shares of our common stock for 180 days after the date of this prospectus. When the 180-day “lock-up” period expires, or if Credit Suisse First Boston Corporation consents, in its sole discretion, to an earlier sale, our existing stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer.

      Some of our existing stockholders are parties to a registration agreement with us that provides them with a right to cause us to register under the Securities Act all or part of the shares of our common stock. Registration of the sale of these shares of our common stock held by them would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline, as the public may view these sales as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these stockholders might sell shares of our common stock could depress the market price of the common stock. See “Certain Relationships and Related Transactions — Registration Agreement” and “Shares Eligible for Future Sale.”

Because you will pay more for your shares than existing stockholders, the value of your investment in our common stock will be diluted.

      If you purchase our common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders or payable by our employees upon exercise of options granted before this offering. As a result, the amount you pay for shares of our common stock in this offering will be substantially greater than the value of our net tangible assets as recorded on our books. In addition, investors in this offering will have contributed      % of the total common equity funding received from AML common stockholders, but will own only      % of the shares outstanding after the offering. As a result, the total amount of our capital will be less than what it would have been had you and all of the existing stockholders and optionees paid the same amount per share of our common stock as you will pay in this offering. You may experience further dilution to the extent that we issue additional shares of our common stock upon the exercise of stock options or warrants. See “Dilution.”

Our quarterly operating results may not meet the expectations of security analysts or investors and this could cause our stock price to fluctuate or decline.

      If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Operating results vary depending on a number of factors, many of which are outside our control, including:

•	demand for our tests and ancillary services;

•	loss of a significant customer or group purchasing organization contract;

•	new test introductions by competitors;

•	changes in our pricing policies or those of our competitors;

•	the hiring and retention of key personnel;

•	changes in healthcare laws and regulations;

•	changes in fuel prices, which affect our cost of collecting specimens;

•	costs related to acquisitions of technologies or businesses; and

•	general economic factors.

Seasonal factors may also affect our quarterly operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality.”

Our stock price is likely to be volatile and could drop unexpectedly.

      Following this offering, the price at which our common stock will trade is likely to be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of clinical laboratory, biotechnology and other healthcare service companies. As a result, you may experience a material decline in the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, litigants have often brought class action lawsuits against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive and diverts management’s attention and resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled, including, without limitation, “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” They include, but are not limited to, statements concerning:

•	our business;

•	our growth strategy;

•	conditions in the clinical laboratory testing industry;

•	our ability to compete in the intensely competitive clinical laboratory testing industry;

•	our dependence on key personnel;

•	our dependence on continuous introduction of new services based on the latest testing technology;

•	liquidity and capital expenditures; and

•	our future financial position and sources of revenue.

      You can identify these statements by forward-looking words including “believe,” “expect,” “anticipate,” “intend” and other similar expressions. We caution potential investors not to place undue reliance on these forward-looking statements. We have based these forward-looking statements largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under the “Risk Factors” section and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors, the uncertain effects upon the global and domestic economies and financial markets of the terrorist attacks in New York, Virginia and Pennsylvania on September 11, 2001 and their aftermaths; and various other competitive factors. In light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not, in fact, occur.

      Unless required by law, we do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

USE OF PROCEEDS

      We estimate that the net proceeds from our sale of     shares of common stock in this offering will be approximately $          million, assuming an initial public offering price of $     per share, the midpoint of the range listed on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds from this offering will be approximately $          million.

      We will use the net proceeds from this offering to:

•	repay $ million of the Term A and $ million of the Term B loans under our senior credit facility;

•	repay $15.6 million of principal and accrued interest at September 30, 2001 of senior subordinated debt under our senior subordinated loan agreement;

•	repay $ million of principal and accrued interest at September 30, 2001 of subordinated notes;

•	repurchase all outstanding shares of our redeemable cumulative preferred stock with an aggregate net purchase price of $ million at September 30, 2001; and

•	pay a $1.6 million success fee due under our professional services agreement with GTCR.

      The indebtedness outstanding under the Term A and Term B loans was originally attributable to our acquisition by GTCR in 1997 and to the APL acquisition. This indebtedness carries the following terms:

•	the Term A loan matures on October 13, 2004, has an outstanding balance of $38.0 million and bears interest at a rate of 7.25% at September 30, 2001; and

•	the Term B loan matures on April 13, 2006, has an outstanding balance of $63.7 million and bears interest at a rate of 7.875% at September 30, 2001.

      The senior subordinated debt has an outstanding principal balance of $15.0 million, recorded net of a $3.0 million discount, and bears interest at a rate of 14.0%.

      The subordinated notes have an outstanding principal balance of $17.5 million and bear interest at a rate of 10.0%.

DIVIDEND POLICY

      We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that we will use all of our earnings, if any, in the foreseeable future for working capital and other general corporate purposes. Our current senior credit facility prohibits the payment of dividends by us to holders of our common stock, and we expect any future credit facility would also contain a prohibition on our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

      The table below sets forth the following information:

•	our actual capitalization as of September 30, 2001;

•	our pro forma capitalization after giving effect to the conversion of $ million aggregate principal amount of subordinated notes into shares of our common stock at a conversion price equal to 80% of an assumed offering price of $ per share; and

•	our pro forma as adjusted capitalization after giving effect to this offering and the use of proceeds as described in “Use of Proceeds.”

      This table should be read in conjunction with “Selected Consolidated Financial Data,” our consolidated financial statements, the notes to those consolidated financial statements and the other financial information appearing elsewhere in this prospectus.

	September 30, 2001

	(unaudited, in thousands)
				Pro Forma
	Actual	Pro Forma		As Adjusted

Long-term debt, including current maturities	$146,357

Redeemable cumulative 10% preferred stock, $0.01 par value, 60,000 shares authorized and 1,491 shares issued and outstanding at liquidation value on an actual and pro forma basis; no shares authorized, issued or outstanding on a pro forma as adjusted basis	2,259		2,259	—

Stockholders’ equity:

Preferred stock, $0.01 par value, no shares authorized, issued or outstanding on an actual basis; 5,000,000 shares authorized and no shares issued and outstanding on a pro forma or pro forma as adjusted basis	—		—	—

Common stock, $0.01 par value, 25,000,000 shares authorized, 22,190,344 shares issued and 22,001,049 shares outstanding on an actual basis; shares authorized, shares issued and shares outstanding on a pro forma basis; shares authorized, shares issued and shares outstanding on a pro forma as adjusted basis	222

Additional paid-in capital	12,649

Stock-based deferred compensation	(1,900)		(1,900)	(1,900)

Treasury stock, 189,295 common shares, at cost	(4)		(4)	(4)

Notes receivable from stockholders	(545)		(545)	(545)

Retained earnings	1,662		1,662	1,662

Accumulated other comprehensive loss	(1,736)		(1,736)	(1,736)

Total stockholders’ equity	10,348

Total capitalization	$158,964	$		$

      The common stock to be outstanding after this offering does not include:

•	1,663,941 shares issuable upon the exercise of outstanding options, with a weighted average exercise price of $4.25 per share;

•	options to purchase additional shares of common stock with an exercise price equal to the price to the public in this offering that are being granted in connection with this offering; and

•	additional shares of common stock expected to be reserved for future grants, awards or sale under our 2001 Equity Incentive Plan or sale under our 2001 Employee Stock Purchase Plan.

DILUTION

      If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book deficit per share of common stock after this offering. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book deficit per share of common stock immediately after the completion of this offering.

      Our pro forma net tangible book deficit as of September 30, 2001, after giving effect to the conversion of $           million aggregate principal amount of subordinated notes into a total of                 shares of common stock, was $   million or $   per share. Pro forma net tangible book deficit per share represents the amount of our total tangible assets less total liabilities, after giving effect to the conversion of $           million aggregate principal amount of subordinated notes into a total of                 shares of common stock, divided by the number of shares of common stock outstanding. After giving effect to the sale of the       shares of common stock in this offering at an assumed initial public offering price of $   per share less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book deficit as of September 30, 2001 would have been $   million or approximately $   per share. This represents an immediate increase in net tangible book value of $   per share to existing stockholders and an immediate dilution in net tangible book value of $   per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book deficit per share at September 30, 2001	$

Decrease in net tangible book deficit per share attributable to new investors

Net tangible book deficit per share after this offering

Dilution per share to new investors		$

      The following table summarizes, on an as adjusted basis as of September 30, 2001, the number of shares purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing stockholders and the purchasers of common stock in the offering. The table assumes an offering price of $   per share before deducting the estimated offering expenses and underwriting discounts and commissions:

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	22,190,344	%		$9,712,859	%	$0.44

New investors						$

Total		100.0%	$		100.0%

      The foregoing discussion and tables assume no exercise of any outstanding stock options. The exercise of all options outstanding as of September 30, 2001 having an exercise price less than the assumed initial public offering price would increase the dilutive effect to new investors to $   per share.

      If the underwriters exercise their over-allotment in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding; and

•	the number of shares held by new investors will increase to shares, or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data of:

•	Our predecessor, as of and for the year ended December 31, 1996 and for the period from January 1, 1997 to May 1, 1997; and

•	Our company, as of December 31, 1997 and for the period from May 2, 1997 to December 31, 1997, as of and for the years ended December 31, 1998, 1999 and 2000, and as of and for the nine months ended September 30, 2000 and 2001.

      Data as of and for the nine months ended September 30, 2000 and 2001 were derived from our unaudited condensed consolidated financial statements which, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial condition and results of operations for such periods.

      The consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the consolidated balance sheet data as of December 31, 1999 and 2000, are derived from consolidated financial statements, which have been audited by KPMG LLP, independent auditors, and which are included in this prospectus. The consolidated statement of operations data for the periods from January 1, 1997 to May 1, 1997 and from May 2, 1997 to December 31, 1997 and the consolidated balance sheet data as of December 31, 1997 and 1998, are derived from consolidated financial statements, which have been audited by KPMG LLP, independent auditors, that do not appear in this prospectus. The consolidated statement of operations data for the year ended December 31, 1996, and the consolidated balance sheet data as of December 31, 1996 of our predecessor, are derived from audited financial statements which were audited by a predecessor auditor that do not appear in this prospectus.

      The shares used to compute pro forma unaudited basic and diluted net income per common share give effect to the conversion of $   million aggregate principal amount of subordinated notes into    shares of common stock at the closing of this offering at a conversion price equal to 80% of an assumed offering price of $          per share.

      The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share and percentage data)

	Predecessor(1)(2)		American Medical Laboratories, Incorporated(1)(2)

							Nine Months
		Period	Period				Ended
		January 1,	May 2,	Year Ended			September 30,
	Year Ended	1997	1997 to	December 31,			(unaudited)
	December 31,	to May 1,	December 31,
	1996	1997	1997	1998	1999	2000	2000	2001

Consolidated Statement of Operations Data:

Net revenue	$77,975	$28,340	$59,234	$102,729	$143,436	$260,824	$196,329	$221,500

Cost of services	32,468	20,055	43,541	72,838	98,531	174,512	128,643	148,970

Selling, general and administrative	37,756	6,151	11,278	20,181	31,111	55,081	41,508	44,224

Depreciation and amortization	2,974	524	1,073	2,170	4,803	13,690	10,059	11,017

Loss on impairment of assets	5,674	—	—	—	—	—	—	—

Operating expenses	78,872	26,730	55,892	95,189	134,445	243,283	180,210	204,211

Operating income (loss)	(897)	1,610	3,342	7,540	8,991	17,541	16,119	17,289

Interest expense	2,811	130	619	927	4,578	15,503	11,451	11,687

Share in loss of affiliate	—	165	694	443	815	281	281	—

Other (income) expense	—	(49)	331	14	100	(1)	5	25

Provision (benefit) for taxes	(1,357)	612	683	2,197	1,820	3,375	3,449	4,523

Income (loss) before extraordinary item	(2,351)	752	1,015	3,959	1,678	(1,617)	933	1,054

Extraordinary item	—	—	—	—	442	—	—	—

Net income (loss)	(2,351)	752	1,015	3,959	1,236	(1,617)	933	1,054

Dividends on preferred stock	—	—	566	923	462	192	143	158

Net income (loss) to common shareholders	$(2,351)	$752	$449	$3,036	$774	$(1,809)	$790	$896

Net income (loss) per common share before extraordinary item

Basic	—	—	$0.02	$0.16	$0.06	$(0.09)	$0.04	$0.04

Diluted	—	—	$0.02	$0.16	$0.06	$(0.09)	$0.04	$0.04
Weighted-average common shares outstanding

Basic	—	—	18,597	18,864	19,102	20,848	20,828	21,209

Diluted	—	—	18,597	19,569	19,813	20,848	21,697	21,676

Pro forma unaudited basic and diluted net income per common share	—	—	—	—		—	—
Shares used to compute pro forma unaudited net income per common share

Basic	—	—	—	—		—	—

Diluted	—	—	—	—		—	—

Other Financial Data:

Adjusted EBITDA(3)	$2,077	$2,183	$4,084	$9,696	$13,044	$30,354	$24,195	$27,985

Adjusted EBITDA as of % of net revenue	2.7%	7.7%	6.9%	9.4%	9.1%	11.6%	12.3%	12.6%

Cash flows provided by (used in) operating activities	$5,845	$(2,393)	$4,974	$1,464	$1,710	$12,816	$9,331	$8,341

Cash flows provided by (used in) investing activities	(2,363)	31,154	(21,545)	(7,388)	(88,431)	(19,011)	(16,024)	(9,154)

Cash flows provided by (used in) financing activities	(1,954)	(27,216)	13,445	5,924	87,590	6,141	6,922	3,520

Consolidated Balance Sheet Data (at period end):

Cash and cash equivalents	$1,581		$1,125	$0	$869	$815	$1,098	$3,522

Working capital (deficit)	(22,128)		6,366	9,202	14,391	23,326	24,422	28,462

Total assets	57,597		30,303	45,207	197,147	196,871	197,577	203,909

Total debt	28,871		6,170	12,473	138,969	145,235	145,888	146,357

Redeemable preferred stock	—		9,238	10,161	1,909	2,101	2,052	2,259

Total stockholders’ equity	—		827	3,807	8,584	7,620	9,685	10,348

(1)	On May 2, 1997, we acquired all of the outstanding stock of Medical Laboratories Corporation, our predecessor, in a business combination accounted for as a purchase. Therefore the assets and liabilities were recorded at fair value as required by the purchase method of accounting and the operations were reflected in our results of operations from the date of acquisition.
(2)	The financial data for the periods presented are not strictly comparable due to the significant effect that the acquisitions of Medical Laboratories Corporation and APL have had on such data. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General” and Notes 1 and 7 of the notes to our consolidated financial statements, appearing elsewhere in this prospectus.
(3)	Adjusted EBITDA is defined as EBITDA adjusted to exclude stock-based compensation expense and non-recurring items. EBITDA consists of net income before interest expense, income taxes, share in loss of affiliates, depreciation and amortization and extraordinary items. Stock-based compensation expense was zero and $0.4 million for the years ended December 31, 1999 and 2000, respectively, and $0.3 million and $0.4 million for the nine-month periods ended September 30, 2000 and 2001, respectively. Non-recurring items reduced Adjusted EBITDA by $0.7 million and $1.3 million for the years ended December 31, 1999 and 2000, respectively, by $2.3 million and $0.7 million for the nine-month periods ended September 30, 2000 and 2001, respectively, and by zero for all other periods presented. EBITDA and Adjusted EBITDA should not be considered as measures of financial performance under GAAP. Items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing financial performance. We present Adjusted EBITDA, which is a non-GAAP measure, to enhance the understanding of our operating results. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated from operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with our consolidated financial statements, the notes to those statements and the other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Background

      Our company was founded in 1959 by pathologists in Fairfax, Virginia. Over time, we expanded our clinical laboratory operations and became the leading provider of laboratory tests to physicians’ offices in the metropolitan Washington, D.C. area. We also developed a significant business in esoteric testing for hospital customers in the central Atlantic states. In 1992, we moved our headquarters into a custom-designed laboratory facility in Chantilly, Virginia, located near Dulles International Airport.

      On May 2, 1997, GTCR and members of current management purchased our company from the prior owners for $23.0 million in cash. The transaction was accounted for using the purchase method of accounting, under which a new basis was established for the company’s assets. Accordingly, the results of operations in the selected consolidated financial data table for the predecessor company for periods prior to May 2, 1997 are not comparable to the results of subsequent periods.

      We have grown significantly since May 1997. Shortly after the purchase of the company by GTCR and members of current management, we implemented an aggressive sales program, which, combined with our focus on customer service, has resulted in growth in our esoteric business nationwide as well as our esoteric and routine business in the metropolitan Washington, D.C. area. In June 1998, we acquired Providence Laboratory Associates, a small laboratory located in Maryland, which also contributed to our growth.

      To further our strategy of leveraging a strong infrastructure to expand our esoteric testing services nationwide, we acquired APL Healthcare Group, Inc. (“APL”) in 1999. APL was founded in 1966 and is the leading laboratory services provider in the state of Nevada. We acquired all of the outstanding capital stock of APL in October 1999 for a total purchase price of $107.2 million, consisting of $64.3 million of cash, the issuance of subordinated notes in an aggregate principal amount of $17.5 million, the issuance of shares of our common stock with a value at that time of $5.6 million, the assumption of debt of approximately $17.8 million and acquisition costs of approximately $2.0 million. Holders of $      million aggregate principal amount of these subordinated notes have elected to convert their notes into shares of our common stock in connection with this offering. The APL acquisition was accounted for using the purchase method of accounting. Due to the significant effect of the APL acquisition, financial data in the tables and schedules which follow in this prospectus may not be strictly comparable between periods.

Results of Operations

      The following table describes our results of operations as a percentage of net revenue for the periods presented:

				Nine Months
				Ended
				September 30,
	Year Ended
	December 31,
				(unaudited)
	1998	1999	2000	2000	2001

Statement of Operations Data:

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of services	70.9	68.7	66.9	65.5	67.3

Selling, general and administrative	19.6	21.7	21.1	21.1	20.0

Depreciation and amortization	2.1	3.3	5.2	5.1	5.0

Operating income	7.4%	6.3%	6.8%	8.3%	7.7%

Adjusted EBITDA	9.4%	9.1%	11.6%	12.3%	12.6%

     Nine months ended September 30, 2001 compared to nine months ended September 30, 2000

      Net Revenue. Net revenue increased to $221.5 million for the nine months ended September 30, 2001 from $196.3 million for the same period in 2000, representing an increase of $25.2 million or 12.8%. The increase in net revenue is primarily the result of an increase in the volume of laboratory tests performed. Laboratory tests for our customers are ordered and billed on a per accession basis. An accession represents a single patient intervention on which one or more tests may be performed. The number of billed accessions increased approximately 9.1% in the first nine months of 2001 compared to the same period in 2000, while the average price billed per accession increased approximately 3.5%. This volume growth has primarily been driven by an increase in the number of total customers we serve, particularly in the hospital and physician markets. The increase in the average price billed per accession in the first nine months of 2001 compared to the same period in the prior year is due to favorable changes in the mix of tests as well as to price increases in 2001 for certain client and patient fee schedules.

      Cost of Services. Cost of services increased to $149.0 million for the nine months ended September 30, 2001 from $128.6 million for the same period in 2000, representing an increase of $20.4 million or 15.8%. Volume growth of laboratory testing, based on billed accessions, was approximately 9.1% while increased cost per accession accounted for approximately 6.2% of the difference. The major elements accounting for the increase in the cost of services are salaries, wages and benefits, laboratory supplies, and laboratory work referred. Salaries, wages and benefits increased 15.5% in the nine months ended September 30, 2001 compared to the same period in 2000, due to increases in both headcount and wage rates. Headcount in operations increased approximately 8.9%, while wage rates increased approximately 4.0%. Supplies expense increased approximately 17.4% primarily due to the increase in testing volume as well as an increased proportion of higher-cost esoteric tests in 2001. Laboratory work referred is the cost we incur in sending out selected specimens to other laboratories for testing and will generally fluctuate in line with changes in the total volume of accessions. Laboratory work referred increased approximately 8.4%, slightly less than the increase in the total volume of billed accessions.

      Selling, General and Administrative. Selling, general and administrative expense increased to $44.2 million for the nine months ended September 30, 2001 from $41.5 million for the same period in 2000, representing an increase of $2.7 million or 6.5%. As a percentage of net revenue, selling, general and administrative expense decreased to 20.0% in the first nine months of 2001 compared to 21.1% in the prior year period. The increase in selling, general and administrative expense is primarily due to increases in salaries, wages, and employee benefit costs, information systems expenses, and group purchasing organization administrative expense, offset by a small decrease in bad debt expense. The increase in salaries, wages and benefits and in information systems expenses primarily relates to expansion of our management team and our information technology capabilities in order to support our growth. Bad debt expense was $10.0 million, or 4.5% of net revenue, for the nine months ended September 30, 2001 compared to $10.4 million, or 5.3% of net revenue, for the same period in 2000. Stock-based compensation expense was $0.4 million for the nine months ended September 30, 2001 compared to $0.3 million for the same period in 2000.

      Depreciation and Amortization. Depreciation and amortization expense increased to $11.0 million for the nine months ended September 30, 2001 from $10.1 million for the same period in 2000, representing an increase of $0.9 million or 9.5%. The increase primarily is due to an increase in depreciation expense of $0.9 million. Depreciation expense increased due to higher property and equipment depreciable balances in 2001 compared to the prior year. Capital expenditures during the period primarily related to laboratory equipment and to information technology systems development.

      Interest Expense. Interest expense increased to $11.7 million for the nine months ended September 30, 2001 from $11.5 million for the same period in 2000, representing an increase of $0.2 million or 2.1%. The increase was primarily due to a higher average total debt balance of approximately $1.8 million compared to the same period in the prior year. The company’s effective interest rate was approximately the same as the prior year, primarily because the benefit of lower interest rates on variable-rate debt balances in 2001 was offset by the related cost of our interest rate swap.

      Provision for Income Taxes. The provision for income taxes increased to $4.5 million for the nine months ended September 30, 2001 from $3.4 million for the same period in 2000, representing an increase of $1.1 million or 31.2%. The increase in total tax expense is primarily due to the increase in pretax book income, as well as to a small increase in the estimated effective tax rate applied to book income. The estimated effective tax rate increased to 81.2% for the nine months ended September 30, 2001 from 78.7% in the same period in 2000. The estimated effective tax rate on book income significantly exceeds the statutory tax rate due to the effect of the amortization of intangibles acquired in connection with the APL acquisition in 1999, which are not deductible for tax purposes.

      Adjusted EBITDA. Adjusted EBITDA increased to $28.0 million for the nine months ended September 30, 2001 from $24.2 million for the same period in 2000, representing an increase of $3.8 million or 15.7%. Adjusted EBITDA was 12.6% of net revenue for the nine months ended September 30, 2001, compared to 12.3% of net revenue in the same period in 2000. The increase in Adjusted EBITDA was primarily attributable to the higher net revenue in the 2001 period compared to the prior year period.

     Year ended December 31, 2000 compared to year ended December 31, 1999

      Net Revenue. Net revenue increased to $260.8 million for the year ended December 31, 2000 from $143.4 million in the prior year, representing an increase of $117.4 million or 81.8%. Approximately $92.9 million of the increase was attributable to revenue generated from the acquisition of APL, whose results were included for a full year in 2000 but were included only for the period from October 13 to December 31, 1999. Excluding the effect of the acquired business, net revenue increased $24.5 million or 20.3%, primarily as a result of an increased volume of laboratory tests performed. Laboratory tests for our customers are ordered and billed on a per accession basis. An accession represents a single patient intervention on which one or more tests may be performed. The total number of billed accessions increased approximately 70.7% in the year ended December 31, 2000 compared to the prior year, while the average price billed per accession increased approximately 6.5%. Excluding the effect of the acquired business, the number of billed accessions increased approximately 17.7% in 2000 compared to 1999, while the average price billed per accession increased approximately 2.1%. This volume growth has primarily been driven by an increase in the number of total customers we serve, particularly in the hospital and physician markets. The increase in the average price billed per accession in the year ended December 31, 2000 compared to the prior year is due to favorable changes in the mix of tests as well as to price increases in 2000 for certain client and patient fee schedules.

      Including the effect of the acquired business for the entire year, pro forma net revenue for the year ended December 31, 1999 would have been approximately $225.6 million, compared to $260.8 million for the year ended December 31, 2000. The increase in 2000 of $35.2 million or 15.6% over the prior year is due primarily to increased volume of approximately 14.3% based on the total number of billed accessions, while the average price billed per accession increased approximately 1.1%.

      Cost of Services. Cost of services increased to $174.5 million for the year ended December 31, 2000 from $98.5 million in the prior year, representing an increase of $76.0 million or 77.1%. Approximately $55.5 million of the increase is attributable to the cost of services performed by APL, which was included in the results for a full year in 2000 but for only the period from October 13 to December 31, 1999. Excluding the effect of the acquired business, cost of services increased $20.5 million or 24.0% in the year ended December 31, 2000 compared to the prior year. Approximately $15.1 million of the $20.5 million increase is due to the greater volume of laboratory tests performed in the year ended December 31, 2000 compared to the prior year. In addition, we experienced cost increases on a per-test basis for salaries, wages and benefits, laboratory supplies, and laboratory work referred. Salaries, wages and benefits increased 22.2% in the year ended December 31, 2000 compared to the prior year, due to increases in both headcount and wage rates. Supplies expense increased approximately 34.9% primarily due to the increase in testing volume as well as an increased proportion of higher-cost esoteric tests in 2000. Laboratory work referred is the cost incurred by AML in sending out selected specimens to other laboratories for testing. Laboratory work referred increased approximately 32.0% in 2000, primarily due to a higher volume of specimens referred out.

      Including the effect of the acquired business for the entire year, pro forma cost of services for the year ended December 31, 1999 would have been approximately $150.2 million, compared to $174.5 million for the year ended December 31, 2000. Approximately $21.5 million of the $24.3 million increase is due to the greater volume of laboratory tests performed in the year ended December 31, 2000 compared to the prior year. Approximately $2.8 million of the $24.3 million increase is due to cost increases on a per-test basis.

      Selling, General and Administrative. Selling, general and administrative expense increased to $55.1 million for the year ended December 31, 2000 from $31.1 million in the prior year, representing an increase of $24.0 million or 77.0%. As a percentage of net revenue, selling, general and administrative expense decreased to 21.1% in 2000 compared to 21.7% in 1999. Approximately $18.6 million of the increase was attributable to the acquisition of APL. Excluding the effect of the acquired business, selling, general and administrative expense increased $5.3 million or 21.1%. The increase in selling, general and administrative expense primarily relates to expansion of our management team and our information technology capabilities in order to support our growth, as well as to increases in bad debt expense, stock-based compensation expense, and non-recurring expenses. Approximately $2.6 million of the $5.3 million increase is due to higher salaries, wages and employee benefits, due primarily to an increase in personnel of 11.7% combined with increases in salary rates. Bad debt expense increased $1.6 million, due to both the reserves needed in connection with the increase in revenue of $24.5 million, as well as to a specific reserve recorded of $0.7 million on outstanding receivables due from our 49%-owned affiliate, Shared Laboratory Services, L.L.C. Stock-based compensation expense was $0.4 million for the year ended December 31, 2000; there was no similar charge in the prior year. Selling, general and administrative expense in 2000 also includes the write-off of $1.0 million in non-recurring expenses incurred in connection with our planned initial public offering in 2000, which was subsequently withdrawn.

      Depreciation and Amortization. Depreciation and amortization expense increased to $13.7 million for the year ended December 31, 2000 from $4.8 million in the prior year, representing an increase of $8.9 million or 185.0%. The increase is due to an increase in depreciation expense of $2.8 million and an increase in amortization expense of $6.1 million. Depreciation expense increased due to higher property and equipment depreciable balances in 2000 compared to the prior year. Capital expenditures during the period primarily related to laboratory equipment and to information technology systems development. Amortization expense increased in 2000 compared to 1999 due to the inclusion in 2000 of a full year of amortization of the goodwill intangibles related to the APL acquisition and amortization of the senior credit facility deferred debt issuance costs.

      Interest Expense. Interest expense increased to $15.5 million for the year ended December 31, 2000 from $4.6 million for the prior year, representing an increase of $10.9 million or 238.6%. The increase was primarily due to a higher average total debt balance of approximately $99.8 million compared to the prior year, which was incurred primarily to finance the acquisition of APL. The company’s effective interest rate was approximately 0.9% higher in 2000 than in the prior year, primarily due to the effect of higher interest rates in 2000 on variable-rate debt balances.

      Provision for Income Taxes. The provision for income taxes increased to $3.4 million for the year ended December 31, 2000 from $1.8 million for the prior year, representing an increase of $1.6 million or 85.4%. The increase in the provision is primarily due to an increase in operating income in 2000 compared to 1999, and the effect of the amortization of intangibles acquired in connection with the APL acquisition, which are not deductible for tax purposes.

      Adjusted EBITDA. Adjusted EBITDA increased to $30.4 million for the year ended December 31, 2000 from $13.0 million for the prior year, representing an increase of $17.4 million or 132.7%. Adjusted EBITDA was 11.6% of net revenue for the year ended December 31, 2000, compared to 9.1% of net revenue for the prior year. The increase in Adjusted EBITDA was primarily attributable to the higher net revenue for the year ended December 31, 2000 compared to the prior year.

     Year ended December 31, 1999 compared to year ended December 31, 1998

      Net Revenue. Net revenue increased to $143.4 million for the year ended December 31, 1999 from $102.7 million in the prior year, representing an increase of $40.7 million or 39.6%. Approximately $22.8 million of the increase was attributable to revenue generated from the acquisition of APL. Excluding the effect of the acquired business, net revenue increased $18.0 million or 17.5%, primarily as a result of an increased volume of laboratory tests performed. Also excluding the effect of the acquired business, the number of billed accessions increased approximately 14.0% in the year ended December 31, 1999 compared to the year ended December 31, 1998, while the average price billed per accession increased approximately 3.0%. Our volume growth has primarily been driven by a net increase in the number of total customers we serve. During 1999, we were successful in attracting new customers, primarily in the hospital, physician and independent clinical laboratory markets while also maintaining a very high retention rate for our existing customers. The increase in the average price billed per accession is due to a greater proportion of higher-priced esoteric tests performed in 1999 compared to 1998, as well as to price increases during 1999 for selected client and patient fee schedules.

      Cost of Services. Cost of services increased to $98.5 million for the year ended December 31, 1999 from $72.8 million in the prior year, representing an increase of $25.7 million or 35.3%. Approximately $13.4 million of the increase is attributable to the cost of services performed by APL, which was acquired during the fourth quarter of 1999. Excluding the effect of the acquired business, cost of services increased $12.3 million or approximately 16.9%. Approximately $10.2 million of the $12.3 million increase is due to the greater volume of laboratory tests performed in 1999 compared to the prior year. The remaining $2.1 million is due to cost increases on a per-test basis for laboratory supplies, operations labor and transportation costs. Supplies cost per test increased due to the greater proportion of esoteric tests performed in 1999 compared to the prior year, while the increases in labor and transportation costs primarily reflect wage increases and higher transportation volumes and fuel costs.

      Selling, General and Administrative. Selling, general and administrative expense increased to $31.1 million for the year ended December 31, 1999 from $20.2 million for the year ended December 31, 1998, representing an increase of $10.9 million or 54.2%. Approximately $5.8 million of the increase was attributable to APL’s selling, general and administrative costs from the date of acquisition. Excluding the effect of the acquired business, selling, general and administrative costs increased $5.1 million or 25.3%. The increase in selling expense is due to increased costs to expand our national sales coverage, including additional travel and sales office costs. The increase in general and administrative expense primarily relates to expansion of our management team and our information technology capabilities in order to support our growth. We incurred increased costs in personnel salaries and benefits, travel and information technology.

      Depreciation and Amortization. Depreciation and amortization expense increased to $4.8 million for the year ended December 31, 1999 from $2.2 million for the year ended December 31, 1998, representing an increase of $2.6 million. The increase is primarily due to amortization of goodwill and additional depreciation attributable to the acquisition of APL in the fourth quarter of 1999.

      Interest Expense. Interest expense increased to $4.6 million for the year ended December 31, 1999 from $0.9 million for the year ended December 31, 1998, representing an increase of $3.7 million. The increase reflects the effect of an increase in long-term debt arranged in conjunction with acquisition of APL in the fourth quarter of 1999.

      Provision for Income Taxes. The provision for income taxes decreased to $1.8 million for the year ended December 31, 1999 from $2.2 million for the year ended December 31, 1998, representing a decrease of $0.4 million. The decrease is due to the decrease in income before income taxes, primarily due to higher interest expense in 1999, which was partially offset by an increase in the effective tax rate. The effective tax rate has increased due to the amortization of intangibles acquired in connection with the APL acquisition, which are not deductible for tax purposes.

      Adjusted EBITDA. Adjusted EBITDA increased to $13.0 million for the year ended December 31, 1999 from $9.7 million for the year ended December 31, 1998, representing an increase of $3.3 million. Approximately $2.8 million of the increase is due to the acquisition of APL, which was acquired during the fourth quarter of 1999. Excluding the effect of the acquired business, Adjusted EBITDA increased approximately $0.5 million or 5.6% in 1999 compared to 1998.

Suppliers

      No single supplier comprised greater than 18.0% of our laboratory supply purchases for the year ended December 31, 2000. We believe that suppliers are numerous and compete aggressively for our business. We believe that our relative size and position in the market offer us procurement advantages not available to other smaller laboratories in the industry.

Seasonality

      We experience seasonal trends that we believe affect all clinical laboratory companies. Testing volume generally tends to be lower during the holiday seasons and, to a lesser extent, inclement weather. As a result, because a substantial portion of our expenses are relatively fixed over the short term, our operating income as a percentage of revenue tends to decrease during the third and fourth quarters of each year. Our historical results do not necessarily demonstrate the impact of seasonality given our high growth during the periods presented.

Liquidity and Capital Resources

      Our principal sources of liquidity are cash flow generated from operations and borrowings under our debt facilities. Total debt obligations increased to $146.4 million as of September 30, 2001 from $145.2 million as of December 31, 2000 and $139.0 million as of December 31, 1999. Total debt obligations as of September 30, 2001 are composed of $112.4 million in borrowings under our senior credit facility, $17.5 million related to the subordinated notes, $12.0 million related to the senior subordinated loan, and $4.5 million in other borrowings. As of September 30, 2001, we had $3.5 million in cash and cash equivalents and $24.9 million in non-cash working capital.

      Net cash flow from operations was $1.7 million in the year ended December 31, 1999, $12.8 million in the year ended December 31, 2000, and $8.3 million in the nine months ended September 30, 2001. The trend of improved operating cash flow is due to an improvement in our net income since our acquisition of APL in October 1999. Operating cash flow has been negatively impacted by increases in working capital, primarily accounts receivable and inventories, that have accompanied the growth in business volumes.

      Net cash used for investing activities was $88.4 million in the year ended December 31, 1999, $19.0 million in the year ended December 31, 2000, and $9.2 million in the nine months ended September 30, 2001. Investing activities consist of acquisitions and capital expenditures for property, equipment and intangibles. Cash used in investing activities for the year ended December 31, 1999 was primarily for the acquisition of APL. Capital expenditures primarily represent purchases of laboratory operating equipment, leasehold improvements to the lab facilities and office equipment, primarily computers and software. Capital expenditures were approximately $5.5 million in 1999, $8.7 million in 2000 and $9.2 million in the nine months ended September 30, 2001.

      Net cash provided by financing activities was $87.6 million in the year ended December 31, 1999, $6.1 million in the year ended December 31, 2000, and $3.5 million in the nine months ended September 30, 2001. Financing activities in 1999 included the refinancing of our credit agreement with Heller Financial Inc. with a new term loan of $20.0 million and a revolving facility of $15.0 million. On October 13, 1999, all of the outstanding debt related to the Heller Financial credit agreement was repaid.

      On October 13, 1999, in connection with the APL acquisition, we entered into an amended and restated senior credit facility with Bankers Trust Company, as agent, and various other lenders that provides for:

•	a revolving credit facility providing for up to $25.0 million in revolving credit loans and letters of credit;

•	a Term A Loan facility providing for $50.0 million in term loans; and

•	a Term B Loan facility providing for $65.0 million in term loans.

      We may borrow amounts under the senior credit facility for permitted acquisitions, including related fees and expenses and to fund working capital and general corporate needs. All revolving loans incurred under the senior credit facility will mature on October 13, 2004. At September 30, 2001, there was $38.0 million outstanding under the Term A facility and $63.7 million outstanding under the Term B facility, $10.7 million of revolving credit borrowings and $14.3 million of unused borrowing capacity. The senior credit facility provides that all of our indebtedness be secured by a first priority security interest in some of our assets and the capital stock of our subsidiaries.

      Our borrowings under the senior credit facility bear interest at a floating rate and we may designate them as base rate loans or, at our option, as Euro-rate loans, in each case, plus an applicable margin. For the nine-month period ended September 30, 2001, our weighted average interest rate under our senior credit facility was 8.9%.

      The term loans have scheduled quarterly payments due on March 31, June 30, September 30 and December 31 of each year. The scheduled repayments for the term loans for the remainder of 2001 and 2002 are $2.7 million and $11.4 million, respectively. The final maturity date of the Term A loan is October 13, 2004 and the final maturity date of the Term B loan is April 13, 2006.

      The senior credit facility requires us to meet financial tests, including, without limitation, minimum interest coverage ratios, a maximum senior debt leverage ratio, a maximum level of capital expenditures, a minimum fixed charge coverage ratio and a minimum adjusted net worth. For the three-month period ended September 30, 2001, we were in compliance with these covenants.

      The senior credit facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, specified events of bankruptcy and insolvency, judgment defaults, failure of any guaranty or security document supporting the senior credit facility to be in full force and effect and a change of control.

      In June 2001, we amended our senior credit facility and also entered into a senior subordinated loan agreement with two of our shareholders, GTCR Capital Partners, L.P. and Jerrold L. Glick. The amendment to the senior credit facility provided for, among other things, the approval by the bank group of the senior subordinated loan agreement.

      Under the terms of the senior subordinated loan agreement, we issued $15.0 million of notes which mature in June 2008 and bear interest at 14.0% per year. Proceeds from the issuance were used to pay down the revolving notes under the senior credit facility. Interest on the notes is paid-in-kind (added to principal) until we achieve specified financial ratios. In addition, we issued warrants to the two subordinated lenders which granted them the right to purchase a total of 1,168,673 shares of our common stock at an exercise price of $0.01 per share. The fair value of the warrants was determined to be $2.69 per warrant based on an independent valuation of our common stock as of June 1, 2001. Accordingly, we recorded a discount on the notes of approximately $3.2 million. Each lender exercised its stock purchase warrant on June 12, 2001. A portion of the loan proceeds was deemed payment of the purchase price of the warrants. The senior subordinated loan agreement includes provisions which require us to meet specified financial and reporting covenants. We were in compliance with these covenants at September 30, 2001.

      We will use the net proceeds of the offering to repay indebtedness under the Term A loan and the Term B loan and pay off the senior subordinated debt. Following the offering, we expect to amend or refinance our senior credit facility on terms and conditions that we anticipate will be more favorable to us.

      We believe that our cash and cash equivalents together with cash flows we expect to generate from operations and borrowing capabilities under the current or an amended senior credit facility will be sufficient to meet anticipated requirements for working capital, interest payments, capital expenditures and scheduled principal payments under our debt obligations through the end of calendar year 2002.

Quantitative and Qualitative Disclosure of Market Risks

      Our exposure to financial market risks is primarily the market risk of changes in interest rates. Our exposure to market risk for changes in interest rates relates primarily to our variable rate bank debt. We use derivative financial instruments such as interest rate swaps to control a portion of this risk. Under these arrangements, a portion of our variable rate indebtedness is converted to fixed rates based on a notional principal amount. We do not use derivative financial instruments for trading purposes. During 1999, we entered into an interest rate swap agreement to mitigate the risk of changes in short-term Eurodollar interest rates associated with our variable rate bank debt. This interest rate protection was required under the terms of our senior credit facility with Bankers Trust Company.

      Interest on amounts borrowed under our credit facility discussed above is subject to adjustment determined based on our financial performance. For LIBOR borrowings, the applicable margin added to LIBOR can range from 2.50% to 3.50% for Term A and revolving loans and can range from 3.875% to 4.125% for Term B loans. At any time, a sharp rise in interest rates could have a material adverse impact on our cost of working capital and interest expense. For every one-half percent rise in interest rates, our variable note obligations held at September 30, 2001 interest expense would increase by $0.6 million annually.

      The interest rate swap agreement discussed above effectively converts, for a three-year period, approximately $58.0 million of floating rate borrowings to fixed rate borrowings. We secured a fixed interest rate on this agreement of 6.6225% plus the applicable margin.

      We do not conduct business operations in foreign currencies and, as a result, are not generally subject to the exposures that arise from foreign exchange rate movements. However, occasionally we may purchase laboratory supplies or reagents from vendors who are located outside the United States. In such cases, we usually arrange to purchase the supplies or reagents through a U.S. distributor, so we would not be directly exposed to exchange rate risk.

Impact of New Accounting Standards

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”). SFAS 141 requires business combinations initiated after July 1, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 addresses the method of identifying and measuring goodwill and certain intangibles acquired in a business combination, eliminates further amortization of goodwill, and requires periodic evaluations of impairment of goodwill balances. Impairment charges will be recorded in the periods in which the carrying value of goodwill is greater than its estimated fair value. The provisions of SFAS 141 will be adopted for any business combination consummated after June 30, 2001. The provisions of SFAS 142, which apply to goodwill and intangible assets, will be adopted by us on January 1, 2002. The adoption of these accounting standards is expected to reduce our amortization of intangible assets commencing January 1, 2002. We are currently evaluating whether the new criteria for recording intangible assets separate from goodwill will require us to reclassify any of our intangible assets.

      In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires the use of a consistent accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and extends the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for all fiscal quarters for all fiscal years beginning after December 31, 2001. We do not believe that our adoption of SFAS 144 will have a material effect on our results of operations or financial position.

BUSINESS

Overview

      We are a leading provider of esoteric testing services to a wide range of healthcare professionals nationwide and are the largest provider of esoteric and routine laboratory testing services in our core geographic markets of metropolitan Washington, D.C. and Nevada. We operate a full-service laboratory in each of our core geographic markets 24 hours a day, 365 days a year through which we offer approximately 1,500 different tests. As of September 30, 2001, we provided our services to approximately 470 hospitals, 150 independent clinical laboratories, 7,900 physician offices and 14 managed care groups in 40 states. We are currently performing on average more than 430,000 total tests per week. We strengthen our offering and foster long term customer relationships by providing superior service and value-added laboratory services.

      Our clinical laboratory testing business in our core geographic markets provides us with steadily growing revenues and strong cash flow, while our nationwide esoteric testing business provides significant opportunities for profitable growth. We have grown our business organically and through selected acquisitions. In October 1999, we acquired APL Healthcare Group, Inc., or APL, the leading laboratory services provider in Nevada. With this acquisition, we acquired a full service laboratory facility in Las Vegas, Nevada that complements the geographic reach of our Chantilly, Virginia facility and enhances our leadership position as a nationwide provider of esoteric testing services. Pro forma for the APL acquisition, we have grown our net revenue and Adjusted EBITDA at compounded annual rates of 15.9% and 19.3%, respectively between 1997 and 2000. Our net revenue increased to $221.5 million for the nine months ended September 30, 2001 from $196.3 million for the nine months ended September 30, 2000, an increase of 12.8%. Our Adjusted EBITDA increased to $28.0 million for the nine months ended September 30, 2001 from $24.2 million for the nine months ended September 30, 2000, an increase of 15.7%.

      In our core geographic markets we are the leading provider of both esoteric and routine laboratory testing services. We attribute our leadership position to our ability to offer a full-range of testing services, our excellent quality, our rapid turn around time, our commitment to customer service and our ability to attract new customers. These attributes give us the ability to attract new customers while retaining our existing customers, as evidenced by our 98% client retention rate from January 1999 to September 2001. Over the past 40 years, we have established a significant infrastructure and an extensive service network, which includes two full-service laboratories, four short turn around time laboratories and 51 patient centers. Our infrastructure enables us to efficiently and cost effectively provide a broad range of testing services on a regional basis. We also leverage this infrastructure to provide esoteric testing services nationally.

      Nationwide, many hospitals, physicians and independent clinical laboratories cannot or do not perform their own esoteric tests because of the complexity and high cost of performing these tests. These organizations choose to outsource their esoteric testing needs to providers like us who possess the specialized personnel and equipment necessary to perform these tests. We believe that our customers choose us because we offer them excellent quality and timely service. In addition, unlike many of our larger competitors, we generally do not compete with our customers for routine testing business in their local markets. We generated $129.2 million in net revenue from esoteric testing in the nine months ended September 30, 2001, an increase of 19.1% from the same period a year ago and achieved an estimated 22.5% compound annual growth rate in this area from September 30, 1999 through September 30, 2001 (pro forma for the APL transaction). We believe our strong scientific team, leading testing technology platform and comprehensive test offering have positioned us to successfully meet the anticipated future growth in demand for esoteric testing.

Industry

      Reliance on laboratory testing for detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions creates significant market demand for clinical laboratory testing services. According to Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, in 1998 laboratories performed over 5.6 billion tests in the United States.

      According to Washington G-2 Reports, the U.S. clinical laboratory industry generated $31.8 billion in revenues in 1999, which represented approximately 3% of total healthcare expenditures. We expect clinical laboratory spending to continue to grow due to the following:

•	general aging of the U.S. population;

•	growth in new highly-specialized tests, including genetic testing;

•	increasing testing for diagnosis and monitoring of infectious diseases, such as HIV and hepatitis C;

•	increasing testing by employers for substance abuse;

•	increasing outsourcing in the health care industry; and

•	increasing awareness of patients as to the value of laboratory testing and an increasing willingness of patients to pay for screening and other tests that may not be covered by third-party payors.

      Laboratory tests are provided by hospital-affiliated laboratories, physician-owned laboratories and independent clinical laboratories. The clinical laboratory testing market is highly fragmented with over 165,000 federally-regulated clinical laboratories, 8,900 of which were hospital-based clinical laboratories and 4,900 of which were independent clinical laboratories in 1998. Washington G-2 Reports estimates that in 1999, hospital-based laboratories generated 63% of all laboratory testing revenue, independent clinical laboratories generated 26% and physician-based laboratories generated the remaining 11%. As esoteric testing has increased in complexity, we believe that many health care providers have sought to outsource their esoteric testing needs to independent clinical laboratories such as ours. We believe hospitals and independent clinical laboratories will continue to outsource esoteric laboratory testing services because of the complexity and high cost of performing these tests internally. We also believe that hospitals will compete on an “outreach” basis with independent clinical laboratories for routine, physician-generated testing business in local markets. Providing these services allows hospitals to spread the fixed costs of their internal laboratory facilities across a broader revenue base.

      We perform laboratory tests on body fluids such as blood and urine as well as on tissue and other samples, such as human cells. We categorize the tests that we perform as follows:

      Esoteric Tests: Esoteric tests are specialized tests that physicians use to obtain information not provided by routine tests. These tests are performed less frequently than routine tests and require specialized equipment, highly-trained personnel and may have significant non-automated processes. In 1998, the esoteric testing market represented approximately $2.0 billion according to Washington G-2 Reports. We believe the esoteric testing market is growing rapidly, driven by general advances in medical technology and the accelerating pace of new genetic-based testing. Esoteric tests generally command a higher price, are more profitable and have a more attractive payor mix than routine tests. We believe that, due to the high degree of complexity and costs involved with esoteric testing, independent clinical laboratories, such as AML, perform the majority of these tests.

      Toxicology Tests: Toxicology tests are targeted at the discovery and identification of chemical and drug substances present in the body’s metabolism. Employers are increasingly utilizing toxicology tests in attempting to lower their overall health care costs and improve their workplace environment by maintaining a healthy, drug free work force. According to Washington G-2 Reports, among firms in the United States, approximately 70% tested employees or job applicants for illegal drug use in 1999. Washington G-2 Reports estimates the toxicology testing market in the United States was $750 million in 1998. Toxicology tests are often classified as a subcategory of esoteric tests.

      Routine Tests: Physicians use routine tests in general patient care to establish or support a diagnosis and to monitor disease. These tests typically measure the functionality of organs such as the kidney, heart, liver and thyroid. Routine tests are conducted 24 hours-a-day, 365 days-a-year, with results often provided electronically within 24 hours of testing. Among independent laboratory companies, routine tests are offered or conducted through their respective patient centers, primary laboratories and short turn around time laboratories. Patient centers are facilities at which specimens are collected and are typically in close proximity to medical professional buildings or complexes.

Our Business Strategy

      The principal elements of our business strategy include:

•	Expanding Our Position as a Leading National Provider of Esoteric Clinical Laboratory Testing Services. We will continue to expand nationally by providing esoteric testing services to our customers as a service offering that complements their routine testing operations. We believe that as tests become more complex and costly, hospitals and independent clinical laboratories will refer more of these tests to esoteric testing laboratories, such as ours. Hospitals and independent clinical laboratories find our esoteric testing services attractive in part because we do not compete with them for routine testing services outside of our core markets of Nevada and metropolitan Washington, D.C. With significant operations in both the eastern and western United States, we offer hospitals and independent clinical laboratories throughout the nation access to esoteric testing technology and expertise that supports and enhances their clinical laboratory offerings and objectives.

•	Maintaining and Expanding Our Comprehensive Offering of Laboratory Tests. We will continue to acquire and license new tests to satisfy our customers’ needs. We believe this approach allows us to leverage external research and reduce our development time and costs while providing the latest in technological innovation. We will continue to maintain strong relationships with developers of new medical testing technologies to remain a leading provider of esoteric testing services. Our operating history, market knowledge and strong professional relationships have consistently enabled us to access and provide the latest in testing services.

•	Growing Our Leadership Position in Our Core Geographic Markets. We believe the attractive demographic characteristics and growth prospects of our core geographic markets, Nevada and metropolitan Washington, D.C., provide an excellent opportunity for us to continue to expand and grow our esoteric and routine operations. We also believe that our strong regional presence and reputation for superior quality and customer service position us as the preferred provider of laboratory testing services for hospitals, managed care organizations and physician offices in these markets. In response to our customers’ needs, we have developed an extensive infrastructure and provide a full spectrum of testing services supported by a network of rapid collection, processing and distribution services. Our extensive infrastructure and strong financial performance in our core geographic markets provide us with a leverageable and scalable platform for offering esoteric testing services on a national basis. While we believe we have a strong base to provide our services nationally, we may opportunistically expand, including through acquisitions, our full-service testing offering in strategic locations throughout the United States.

•	Enhancing Our Competitive Position by Providing the Highest Levels of Customer Service.

We seek to achieve the highest levels of customer satisfaction and foster long-term relationships through superior customer service. Members of our executive management team begin each day with a meeting to address specific customer service issues. We have a comprehensive quality assurance program which ensures that laboratory specimens are properly collected and tested and that customer and patient information is timely and properly recorded, billed and filed. We train our sales and operations teams to identify, respond to and resolve all customer service issues in a time efficient and satisfactory manner. We constantly monitor, assess and strive to improve turn around time, process workflow and overall customer satisfaction. We utilize external providers to perform proficiency testing on, and confirm accuracy of, laboratory results. We believe we have a reputation as one of the highest quality providers of clinical laboratory services in the markets in which we operate. We believe our strong customer service focus has contributed to our 98% customer retention rate over the period from January 1999 to September 2001.

•	Strengthening Customer Relationships with Value-Added Services. We have developed innovative services that address the evolving needs of our hospital, physician and independent clinical laboratory customers. The value-added services we provide, including information technology, medical directorships and ancillary support services, enable our customers to more effectively manage some laboratory services while outsourcing other services to us. In addition, we draw upon our experience in the routine testing market to assist our customers in improving the effectiveness of their “outreach” businesses. We believe that offering these value-added services to our customers strengthens our long-term relationships with them, providing us with a sustainable competitive advantage.

Our Services

      The following table depicts the various services we offer:

Testing
Category	Scientific Focus	Selected Examples	Selected Customer Relationships

Esoteric	Endocrinology Genetics Immunology Immunoperoxidase Microbiology Molecular Biology Oncology Serology Special Chemistry Clinical Toxicology	HIV Genotyping Polymerase Chain Reaction Tuberculosis Blood Cultures Bone Marrow Karotyping Phenotyping Prognostic HIV DNA Sequencing Blood Leads	Whitman Walker Clinic Georgetown University Hospital Massachusetts General Hospital Universal Health Services
Toxicology	Forensic	Drug Testing (Hair and Urine) Blood Alcohol	U.S. Postal Service US Airways Starwood Resorts Frito Lay Publix Supermarkets
Routine	Hematology Cytology Histology Automated Chemistry Bacteriology	Complete Blood Count Routine Health Screens Cholesterol Tests Electrolytes Pregnancy and Prenatal Pap Smears Glucose Monitoring	Sierra Health Aetna U.S. Healthcare Individual physician practices

      Esoteric Testing. We perform approximately 164,000 esoteric tests per week on average. The nature of these tests requires a high level of accuracy, quick turn around time and substantial human involvement. Because it is not cost effective for most laboratories to perform esoteric tests in-house, they generally refer many esoteric tests to outside testing laboratories.

      We offer our clients a broad array of esoteric tests, which we believe represent substantially all of the esoteric tests typically requested. We have relationships with niche laboratories that perform the small number of tests that we do not perform internally. We acquire and license new esoteric tests created by others to leverage external research and reduce our development time and costs while providing the latest testing technology to our customers.

      We currently offer a wide range of genetic tests, which are tests that are based on DNA and RNA. We believe genetic testing is a substantial area of growth for us because recent scientific advances have made it possible to use esoteric testing to identify genetic characteristics of many diseases. As science expands our understanding of the human genome, we believe that genetic testing will increase in importance.

      We use complex testing technologies, such as Branch DNA and polymerase chain reaction testing, to directly evaluate genetic material. These testing technologies provide earlier and more precise detection of disease and predisposition to disease than historically has been available. We became the first national laboratory to offer Roche’s polymerase chain reaction test for the sexually transmitted diseases chlamydia and gonorrhea. This highly specialized esoteric test has been scientifically proven to be a more sensitive test than traditional methodologies.

      For the year ended December 31, 2000 and the nine months ended September 30, 2001, esoteric testing represented 54.9% and 57.3% of our net revenue, respectively.

      Toxicology Testing. We perform approximately 42,000 forensic toxicology tests per week on average. Forensic toxicology requires complex procedures and government licensure, which we have both at our Las Vegas, Nevada and Chantilly, Virginia laboratories. Our toxicology customers include large employers and government organizations who test their employees for drugs of abuse, as well as hospitals and independent laboratories who choose not to do these tests.

      Our forensic toxicology department screens urine and hair specimens for the presence of drugs. Specimens are submitted to us by customers needing to comply with company, state or federal government workplace drug testing programs. Toxicology testing can occur on a pre-employment, random, for cause, return-to-duty or post-accident basis. Hair testing can often detect drugs used by an individual in the last 60 to 90 days, whereas conventional urine drug testing typically only detects drug use in the last few days.

      In April 2000, the FDA issued a rule (effective June 8, 2001) governing the use in non-medical settings of test sample collection systems for drugs of abuse testing, such as our hair testing product. Under the rule, unless the collection system has received FDA approval, the sample may only be tested in a laboratory (1) using a test approved, cleared, or otherwise recognized by the FDA as accurate and reliable; and (2) that is recognized as having adequate capability to perform screening and confirmatory tests. We have filed a 510(k) application seeking FDA approval for hair testing for a substance of abuse. The Company is confident that it has the capability to perform the screening and confirmatory tests.

      For the year ended December 31, 2000 and nine months ended September 30, 2001, toxicology testing represented 7.8% and 6.7% of our net revenue, respectively.

      Routine Testing. We perform approximately 228,000 routine tests per week on average. Routine clinical laboratory tests measure various important bodily health parameters such as the function of the kidneys, heart, liver, thyroid and other organs. Commonly ordered tests include:

•	blood chemistry tests;

•	complete blood count tests;

•	pap smears;

•	HIV screening tests;

•	urinalyses; and

•	pregnancy tests.

      We perform routine testing through our primary and short turn around time laboratories. We also perform routine testing in hospitals where we have on-site laboratories. We use electronic delivery to transmit many test results to our customers.

      For the year ended December 31, 2000 and the nine months ended September 30, 2001, routine testing represented 37.3% and 36.0% of our net revenue, respectively.

      Value-Added Services. As part of our comprehensive service offering, we offer value-added services designed to help our customers develop and strengthen their community outreach services. We draw on our expertise in the clinical laboratory testing market to provide the following value-added services to our customers:

•	Information Technology Services. Our information technology capabilities enable online connectivity between us and our clients.

•	Medical Directorships. We provide medical directors for 44 of our clients’ laboratories.

•	Test Management. We examine our client’s testing menu and services and recommend strategies to reduce overall laboratory costs, while optimizing laboratory quality and turn around time.

•	Sales Support. Our sales force accompanies clients’ representatives to promote our esoteric laboratory testing services as the client’s reference laboratory.

•	Ancillary Services. We assist our clients in ancillary services, including courier services, information technology and laboratory technical expert consultation.

•	On-Site Laboratories. Some hospitals wish to reduce their involvement in the day-to-day operation of their in-house laboratories. We sometimes enter into agreements with our clients under which we establish and license, in our name, an on-site laboratory, renting space from the client as necessary.

•	Phlebotomy Services. In response to a request by a client, we will work with our client to provide phlebotomy services, which is the process for collecting a blood specimen, in accord with relevant state and federal law.

Customers

      We provide testing services to a broad range of health care providers including hospitals, independent clinical laboratories, employers, managed care organizations, physicians and physician practice groups. No single customer or affiliated group of customers accounted for more than 6.0% of our total net revenues for the nine months ended September 30, 2001. Our strong client service focus has contributed to a 98% client retention rate from January 1999 to September 2001.

      Our principal customers include:

      Hospitals. We provide esoteric testing and value-added services to over 470 hospitals throughout the United States. We believe that we are one of the industry leaders in servicing hospitals’ esoteric laboratory testing needs. Hospitals are competing for routine testing businesses in order to spread the fixed costs of their internal laboratory facilities across a broader revenue base. Our ability to assist hospitals in expanding their routine testing businesses as permitted by applicable law helps position us as their preferred provider for esoteric testing services.

      Our clients in the hospital market include individual hospitals, hospital networks and hospitals belonging to group purchasing organizations. We are a preferred provider in contracts with two large group purchasing organizations, Health Trust Purchasing Group and Consorta Catholic Health Resource Partners, which together have over 600 hospitals as participating members. Our individual hospital clients include Georgetown University Hospital and Massachusetts General Hospital; and our hospital network clients include Central Pennsylvania Alliance of Laboratories and Inova Health System.

      Hospitals generally maintain on-site laboratories to perform routine testing and outsource less frequently needed and esoteric procedures to laboratories like us. Many hospitals compete with independent laboratories by offering testing services to community physicians via the hospital’s own laboratory. As a national esoteric laboratory services provider, we provide our hospital customers with services that complement their routine testing operations, and unlike other comprehensive national laboratory service providers, other than in our core geographic markets, we do not compete with those hospitals for routine testing business in their local markets.

      Independent Clinical Laboratories. We provide esoteric testing services to local and regional independent laboratories that do not have the breadth of our esoteric testing capabilities. The services we perform for independent laboratory clients are similar to the esoteric testing services we perform for hospital clients. We have 148 independent clinical reference laboratories as clients.

      Employers and Other Institutions. We believe that we are one of the leaders in the clinical laboratory industry in providing testing to employers for drugs of abuse. We believe that the employer market is a large, growing market for laboratory testing as companies and governmental agencies increase their pre-employment drug screening programs to ensure that their work environments are safe and drug-free. All of our 5,700 employer and other institutional customers are charged on a fee-for-service basis. These customers include US Airways, United States Postal Service and Publix Supermarkets.

      Managed Care Organizations. In our core geographic markets, we service the managed care needs of our physician customers. Managed care organizations in these markets contract with us because of our share of the physician market and our extensive service network. We also service the esoteric testing needs of managed care organizations, which have their own routine testing laboratories but outsource esoteric testing to us. We have capitated contracts, which provide for billing on a fixed-fee basis, with 14 managed care organizations.

      Physicians and Physician Groups. We provide esoteric testing services to physicians and physician groups on a national basis. We also service the routine testing needs of these customers in our core geographic markets. As a result of managed care contracts, many physicians are required to refer tests to a specific laboratory. In addition to obtaining a share of that business, we believe our reputation as a premier provider of testing services has allowed us to receive many physicians’ or physician groups’ other testing business. Where allowed by federal and state laws, we bill our physician and physician group clients on a fee-for-service basis.

Payors

      We bill the majority of our testing services on a fee-for-service basis. If the service is a physician-ordered test, the payor may be the physician, the patient or a third party who pays the bill for the patient, such as an insurance company, Medicare or Medicaid. Fees are billed to hospitals, independent clinical laboratories and physicians based on a negotiated fee schedule. Medicare and Medicaid reimbursements are based on fee schedules set by governmental authorities.

      Over the past several years, billing on a capitated basis has become a larger segment of the industry’s revenue. We have selectively entered into capitated agreements and we received only approximately 2.5% of our net revenue for the nine months ended September 30, 2001 from capitated arrangements. The following table shows current estimates of the breakdown of the percentage of our net revenue for the nine months ended September 30, 2001 applicable to each payor group:

Nine Months Ended
September 30, 2001

Health care providers and employers	57.2%

Patient	12.8%

Other insurance	23.2%

Medicare and Medicaid	6.8%

Total	100.0%

Sales and Marketing

      Our sales and marketing strategy is designed to expand our esoteric services nationally and increase the penetration of our comprehensive service offering in Nevada and metropolitan Washington, D.C. The key elements of our strategy include:

•	continuing our direct sales efforts targeted at hospitals and independent clinical laboratories;

•	expanding our direct sales force with an increasing national focus; and

•	increasing the technical expertise of our sales organization.

      We believe our sales force is a key competitive advantage. Our sales force includes recognized laboratory industry veterans and is currently composed of 52 sales professionals and a field support staff of 21 individuals. Twenty-five of our salespeople focus on sales of esoteric testing and value-added services, while nine focus primarily on toxicology sales. The remaining 18 salespeople focus primarily on sales to physicians and physician groups in Nevada and metropolitan Washington, D.C. Many of our sales professionals are medical technologists or other health care professionals. We continue to expand our sales force with additional personnel and management staff to accommodate new market opportunities and to concentrate on increasing revenues and profitability from existing clients.

      We continually train and educate our sales force on the testing services offered by our company. We emphasize customer service and quality, including periodic comprehensive reviews of our performance and daily meetings among management and the sales professionals to review any issues or problems with our customers. We believe the success of our focus and efforts on customer service and quality is demonstrated by our strong customer retention, growth in new customers and high customer satisfaction.

Information Technology

      We provide a comprehensive offering of information technology solutions to our customers that enables multi-level connectivity and system interface functionality. Our offering includes a wide range of flexible services, ranging from electronic data interchange to Internet-based services. Drawing on our extensive operating history and diverse client base, we have created a state of the art information technology solution that is user friendly, cost effective and hardware neutral. Our service offering includes:

•	automated test ordering;

•	results reporting;

•	legacy system interface and connectivity; and

•	a strategic relationship with LabPortal, Inc., which provides our customers with what we believe to be the latest clinical laboratory web-based connectivity software products and services.

      These information technology capabilities help us establish a long term relationship and provide value-added services to our customers. We have made a significant investment in building a strong information technology infrastructure that allows our customers to efficiently and cost-effectively access and deliver data. We believe that these investments give us a competitive advantage, as customers find it easier to do business with us than with our competitors.

Privacy of Medical Information

      The use and disclosure of patient medical information is subject to substantial regulation by federal and state governments. For example, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) calls for the establishment of national standards to facilitate the electronic exchange of health information and to maintain the security and privacy of health information. To date, the Department of Health and Human Services (“HHS”) has issued two rules mandating the use of new HIPAA Standards. The first rule requires the use of uniform standards for common healthcare transactions and establishes standards for the use of electronic signatures. The second rule relates to the privacy of individually identifiable health information. Pursuant to this privacy rule, covered entities, including clinical laboratories, may not use or disclose individually identifiable health information without patient authorization, except in certain circumstances, and then only to the minimum extent required. HHS has proposed a third rule proposing new security standards for health information, but this rule has not been finalized to date. We are required to be in compliance with the electronic transaction rules by October 2002 and the privacy rules by April 2003. In addition, stringent state laws and regulations exist regarding the use and disclosure of health information, many of which are not preempted by HIPAA.

Competition

      The esoteric clinical laboratory business is highly competitive and is served by several national laboratories, as well as many niche and regional organizations. Our primary competitors include large independent laboratories, such as Quest Diagnostics and Laboratory Corporation of America. We also compete with niche laboratories such as Specialty Laboratories, Impath and Athena Diagnostics, as well as laboratories affiliated with educational institutions such as Mayo Medical Laboratories and Associated Regional University Pathologists. In the toxicology testing business, we compete with Quest Diagnostics, Laboratory Corporation of America, Psychemedics and PharmChem. The routine laboratory testing business is highly fragmented and also very competitive.

      We believe that health care providers consider the following factors, among others, in selecting a laboratory:

•	accuracy, timeliness and consistency in reporting test results;

•	breadth of tests performed by the laboratory;

•	customer service capability;

•	reputation in the medical community;

•	logistics capability and geographic location;

•	information technology solutions;

•	approval of managed care organizations; and

•	pricing.

We believe that we compete favorably in each of these areas.

Compliance Program

      Compliance with government rules and regulations is a significant concern throughout the clinical laboratory industry because of evolving interpretations of regulations and the national debate over health care expenditures and fraud and abuse. We have created a compliance program that we believe substantially follows the HHS Office of Inspector General’s Model Compliance Plan for Clinical Laboratories. We have substantially integrated the compliance programs of AML and APL. We believe that we comply, in all material respects, with applicable statutes and regulations.

Quality Assurance

      Our goal is to provide the highest levels of customer satisfaction and foster long-term relationships. To achieve that goal, we have implemented a comprehensive quality assurance program which ensures that laboratory specimens are properly collected and tested and customer and patient information is timely and properly recorded, billed and filed.

      Internal Quality Control and Audits. Quality control samples are processed in parallel with the analysis of patient specimens. We then monitor the results of tests on quality control samples to identify imprecision in the analytical processes. In addition, we administer an extensive internal program of “blind” proficiency testing, where quality control samples are processed through our systems as normal patient samples. We also perform internal process audits as part of our comprehensive quality assurance program.

      External Proficiency Testing and Accreditation. Our laboratories participate in various externally-conducted blind sample quality surveillance programs. These programs are performed in connection with all other quality assurance procedures. They include proficiency testing programs administered by the College of American Pathologists, as well as many state agencies. Our main laboratories in Virginia and Nevada are accredited by the College of American Pathologists, an independent nongovernmental organization of board certified pathologists approved by the U.S. Centers for Medicare and Medicaid Services (“CMS”) to inspect laboratories to determine compliance with the standards required by the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”). The College of American Pathologists offers an accreditation program, which includes on-site inspections and participation in a proficiency testing program, to which laboratories may voluntarily subscribe.

Regulation of Clinical Laboratory Operations

      The clinical laboratory industry is subject to significant federal and state regulation. Governmental authorities may impose fines or criminal penalties or take other enforcement actions, including revoking a clinical laboratory’s right to conduct business, in order to enforce laws and regulations.

      Clinical Laboratory Improvement Amendments and State Law. Our laboratories and patient service centers are licensed and accredited by applicable federal and state agencies. CLIA regulates virtually all clinical laboratories by requiring that they be certified by or registered with the federal government to ensure that laboratory testing services are uniformly accurate, reliable and timely. CLIA permits states to adopt regulations that are more stringent than federal law. For example, state laws may require additional personnel qualifications, including licensure or certification, specific lab report formats, quality control, record maintenance or proficiency testing. State laws may also prohibit mark-ups or multiple fee schedules by laboratories performing tests on specimens originating in the state. A number of states with some degree of jurisdiction over our activities, including New York, have in fact adopted regulations stricter than those prescribed by CLIA. The College of American Pathologists performs inspections under CLIA for CMS every two years. CLIA certification via the College of American Pathologists or other federally designated agencies and compliance with applicable state licensure requirements also are prerequisites for our continued participation in the Medicare and Medicaid programs.

      Drug Testing. The Substance Abuse and Mental Health Services Administration regulates drug testing for public sector employees. The Substance Abuse and Mental Health Services Administration has established detailed performance and quality standards that laboratories must meet to perform drug testing on federal employees and contractors and other regulated entities. Our laboratories that perform such testing must be certified as meeting the Substance Abuse and Mental Health Services Administration standards. Our Substance Abuse and Mental Health Services Administration certified laboratories are subject to on-site inspections twice a year by the Substance Abuse and Mental Health Services Administration and the College of American Pathologists.

      Controlled Substances. The federal Drug Enforcement Administration (“DEA”) regulates access to controlled substances in drug abuse testing. Our laboratories that handle controlled substances are licensed by the DEA.

      Medical Waste and Radioactive Materials. Clinical laboratories are also subject to federal, state and local regulations relating to the handling and disposal of medical waste, hazardous waste and radioactive materials. We use licensed outside suppliers for such disposal. We believe that we currently comply with all laws in connection with the disposal of medical waste, hazardous waste and radioactive materials.

      Occupational Safety. The federal Occupational Safety and Health Administration (“OSHA”) has established extensive requirements relating specifically to workplace safety for health care employers. This includes laboratories whose workers may be exposed to blood-borne or airborne viruses. In addition, the Needlestick Safety and Prevention Act, signed into law on November 6, 2000, and related regulations released by OSHA in January 2001, mandate that health care employers take certain steps to protect their employees from transmission of bloodborne pathogens through accidental needlesticks, including requiring employers to improve exposure control plans and recordkeeping. We believe that we are in substantial compliance with OSHA rules and regulations and have adopted policies to meet OSHA requirements.

      Specimen Transportation. Regulations of the Department of Transportation, the Federal Aviation Administration, the Public Health Service and the United States Postal Service apply to surface and air transportation of laboratory specimens. We believe that we are in substantial compliance with such regulations.

      Blood Testing. The U.S. Food and Drug Administration (“FDA”) regulates certain blood testing facilities. Our Chantilly, Virginia facility is registered with the FDA as an independent blood product testing laboratory, and, as a result, is subject to on-site inspections by the FDA.

      Genetic Testing. Genetic testing may raise legal issues related to the manner in which tests are developed or performed or the propriety of a test itself. Consequently, governmental entities may enact legislation or issue other guidance limiting or enhancing our ability to perform such tests. We cannot predict whether such regulation will occur or the extent to which it will affect our business.

Regulation of Reimbursement for Laboratory Services

      Overview. The health care industry has been undergoing significant changes. Governmental payors, such as Medicare, which principally serves patients aged 65 years and older, and Medicaid, which principally services indigent patients, as well as private insurers and large employers, have taken steps to control the cost, utilization and delivery of health care services. We believe that our non-government reimbursed business may depend on continued participation in the Medicare and Medicaid programs because many clients may want a single laboratory to perform all of their laboratory testing services, regardless of whether reimbursements are ultimately made by themselves, Medicare, Medicaid or other payors.

      Billing and reimbursement for laboratory testing is subject to significant federal and state regulation. Penalties for violations of laws relating to billing federal and state health care programs and for violations of federal fraud and abuse laws include:

•	exclusion or debarment from participation in Medicare/ Medicaid and other federal and state health care programs;

•	asset forfeitures;

•	civil and criminal penalties and fines; and

•	loss of various licenses, certificates and authorizations necessary to operate some or all of our business.

      Reduced Reimbursements. In 1984, Congress established a Medicare fee schedule for laboratory services performed for patients covered under Part B of the Medicare program. In 1986, Congress imposed a ceiling, which is also known as the national limitation amount, on the amount that would be paid under the Medicare fee schedule reimbursement methodology. Since then, Congress has periodically reduced previous ceilings on the national limitation amount. The Medicare national limitation amount was reduced in 1996 to 76% of the national limitation amount and in 1998 to 74% of the national limitation amount. Congress also eliminated through 2002 the provision for annual fee schedule increases based on the consumer price index. Effective January 1, 2001, however the limitation amount for new clinical laboratory tests, for which no limitation amount has previously been established, is 100% of the median of all the fee schedules established for that test, so long as the Secretary of the HHS determines that the test is a new test.

      Despite these prior enactments, there have been a number of recent legislative initiatives aimed at restoring reimbursements to clinical laboratories. In December 2000 Medicare began paying for biennial (as opposed to triennial) pap smears. In addition, the Patient Access to Preventative and Diagnostic Tests Act, currently pending in Congress, would establish a national fee schedule payment for laboratory test services and lift the freeze on fee increases instituted by earlier legislation. We cannot predict, however, whether Congress will enact this legislation or any other legislation in the future. We also cannot assure that significant changes to the Medicare reimbursement system for clinical laboratory services would not have a material adverse effect on our business.

      Laboratories must bill the Medicare program directly and must accept the scheduled amount as payment in full for most tests performed on behalf of Medicare beneficiaries. In addition, state Medicaid programs are prohibited from paying more, and in most instances, pay significantly less, than Medicare. Major laboratories, including us, typically use two fee schedules:

•	Fees charged to physicians, hospitals and institutions to which a laboratory supplies services on a wholesale basis. These are generally subject to negotiation or discount and are usually billed on a monthly basis.

•	Fees charged to individual patients and third party payors, like Medicare and Medicaid. Generally, fees charged to patients and third party payors are billed on a daily basis.

      The fees established by Medicare are typically lower than patient fees otherwise charged by us, but are higher than our fees actually charged to many clients. During 1992, the HHS Office of Inspector General issued final regulations that prohibited charging Medicare fees substantially in excess of a provider’s usual charges. The HHS Office of Inspector General, however, declined to provide any guidance concerning interpretation of these rules, including whether or not discounts to nongovernmental clients and payors or a dual-fee structure in the clinical laboratory context might be inconsistent with these rules. In addition, a proposed rule released in September 1997 that would have authorized the HHS Office of Inspector General to exclude from participation in the Medicare program providers, including laboratories, that charge Medicare and other federal and state health care programs fees that are “substantially in excess of . . . usual charges . . . to any of their customers, clients or patients” was subsequently withdrawn by the HHS Office of Inspector General. At this time, however, we cannot predict whether federal officials will adopt our interpretation of this “substantially in excess” rule or whether the interpretation they adopt, if any, could require changes to our fee structure that could have a material adverse effect on our revenue or results of operations.

      The 1997 Balanced Budget Act also permits CMS to adjust reimbursement for some Part B services, including laboratory services, if the fees are “inherently unreasonable.” In January 1998,

CMS issued an interim final rule setting forth criteria to be used by CMS in determining whether to exercise this power. Among the factors listed in the rule are whether the statutorily prescribed fees are “grossly higher or lower than the payment made for the . . . services by other purchasers in the same locality.” We cannot provide any assurances to you that fees payable by Medicare could not be reduced as a result of the application of this rule.

      In 1999, CMS conducted an inherent reasonableness review of pap smear and 50 other high volume test payments to determine if Medicare payments were either grossly deficient or grossly excessive for the tests. CMS has not completed this review as a result of the Balanced Budget Refinement Act of 1999, which temporarily suspended CMS’s authority to conduct inherent reasonableness reviews of pap smear and other test payments, and set a national limitation amount of not less than $14.60 for pap smears performed on or after January 1, 2000. We cannot predict if or when CMS’s authority to conduct inherent reasonableness reviews will be restored, nor can we predict whether Congress will alter the national limitation amount for pap smears or other tests. The Clinical Laboratory Management Association, a trade association representing the clinical laboratory industry, recently conducted its own industry-wide study of costs of 21 laboratory tests. The CLMA, however, was unable to draw any conclusions from the data. We are therefore uncertain as to whether the study will have any effect on Congressional or CMS decision making or on our business.

      In addition, in the 1997 Balanced Budget Act Congress directed the Institute of Medicine to undertake a study of Medicare’s current payment system for clinical laboratory services, to include a review of the adequacy of the current methodology and recommendations regarding alternative payment systems. The Institute of Medicine study was completed and released in Fall 2000. The study concluded, among other things, that (1) Medicare payments for outpatient clinical laboratory services should be based on a single, rational, national fee schedule; (2) processes should be put in place to refine and periodically update the fee schedule for Medicare outpatient clinical laboratory services; and (3) more accurate, open, and timely coding processes for new technologies, as well as tests and services, should be sought. Some of these recommendations appear in the Patient Access to Preventative and Diagnostic Tests Act currently before Congress. We cannot predict whether Congress will enact this legislation, nor can we assure you that these or other significant changes to the Medicare reimbursement system for clinical laboratory services would not have a materially adverse effect on our business.

      Reduced Utilization of Laboratory Testing. In recent years, CMS has taken several steps to reduce utilization of laboratory testing. Since 1995, Medicare carriers have adopted limited coverage policies under which they do not pay for some commonly-ordered tests unless the ordering physician has provided an appropriate diagnostic code supporting the medical necessity of the test. Physicians are required by law to provide diagnostic information when they order tests for Medicare and Medicaid patients, for which tests the laboratory is required to provide a diagnosis. However, there is no penalty prescribed for violations of this law by physicians.

      In March 1996, CMS eliminated the prior policy under which Medicare paid for all tests contained in an automated chemistry panel when at least one of the tests in the panel is medically necessary. CMS indicated that under the new policy, Medicare will only pay for those individual tests in a chemistry panel that are medically necessary. Later in 1996, the American Medical Association in conjunction with CMS, designed four new panels of “clinically relevant” automated chemistry panels. Each panel consists of between 4 and 12 tests. These four new panels replaced the previous automated chemistry test panels, consisting of 19 to 22 tests. CMS adopted these panels in early 1998. Since then, Medicare carriers have focused limited coverage application to the panel level and not to the test component level. However, we cannot assure you that Medicare carriers will not focus future limited coverage application to the test component level, thereby further limiting our ability to obtain Medicare reimbursement for these panels.

      In addition, for the past several years Congress has considered proposals that beneficiary cost sharing, namely a 20% copayment, be applied to clinical laboratory testing paid for by Medicare to reduce utilization and costs to the Medicare program. In addition to decreased revenues that could result from decreased utilization, the costs associated with collecting these copayments could also further reduce the revenues we realize.

      We are generally permitted to bill patients directly for some statutorily excluded laboratory services. We are also generally permitted to bill patients for laboratory tests that Medicare does not pay for due to “medical necessity” limitations, but only if the patient signs a properly completed Advance Beneficiary Notice. Such tests include limited coverage tests for which an approved diagnosis code is not provided by the ordering physician. We often must rely on our physician customers to obtain Advance Beneficiary Notices from their Medicare patients. CMS recently indicated, however, that the clinical laboratory is ultimately responsible for obtaining the Advance Beneficiary Notice because it is financially liable in the case of denial of the claim. We cannot predict if we will be able to obtain proper Advance Beneficiary Notices in every case, or if we will ultimately receive reimbursement directly from patients.

      Negotiated Rulemaking. On March 10, 2000, CMS issued a proposed rule that would adopt national coverage and claims processing policies for clinical laboratory services. These proposals were the result of negotiated rulemaking mandated by Congress in the Balanced Budget Act of 1997 in response to concerns resulting from inconsistent Medicare carrier policies relating to medical necessity, documentation and recordkeeping requirements for clinical laboratory services. We have reviewed the proposed rule and do not believe it will have a significant impact on our business. However, we cannot provide any assurances that CMS will not implement substantial changes in the final rule that could have a material adverse effect on us.

      Regional Medicare Carriers. The 1997 Balanced Budget Act also directed CMS to replace the current system of local Medicare carriers with no more than five regional lab carriers. To date, CMS has delayed taking any substantive action on this mandate and has indicated a desire to have the regional lab carrier requirement repealed by Congress. We do not believe that implementation of this regional carrier concept is important to our success.

      Competitive Bidding. The 1997 Balanced Budget Act requires CMS to conduct and complete by 2002 five Medicare bidding demonstrations involving various types of medical services. CMS is expected to include a laboratory demonstration project in a metropolitan statistical area as part of the legislative mandate. Competitive bidding for laboratory tests is still under review. If competitive bidding were implemented on a regional or national basis for laboratory testing, it could materially adversely affect the clinical laboratory industry and our business.

      Future Legislation. Future changes in federal, state and local statutes and regulations, or in the interpretation of current regulations, affecting governmental reimbursement for laboratory testing could materially adversely affect us. We cannot predict, however, whether and what type of legislation or regulations will be enacted into law.

      Fraud and Abuse Regulations. The federal anti-kickback statute broadly prohibits laboratories from making payments or furnishing other benefits to induce or reward the referral of tests billed to Medicare, Medicaid or other federal and state health care programs. Enforcement of this anti-kickback prohibition has steadily increased in recent years as part of a broader effort by various federal enforcement agencies, including the Department of Justice and the HHS Office of Inspector General, to interpret liberally and enforce aggressively statutory fraud and abuse provisions.

      According to public statements issued prior to September 11, 2001, the Department of Justice has elevated health care fraud to one of its highest priorities and substantial prosecutorial and other law enforcement resources have been committed to investigating health care provider fraud. While the Department of Justice has announced plans to reorganize its law enforcement priorities in response to the September 11, 2001 terrorist attacks, it is unclear at this time what impact, if any, this will have on the Department’s healthcare fraud efforts. In any event, the HHS Office of Inspector General also is involved in such investigations and has, according to recent public statements and workplans, targeted particular laboratory practices for study, investigation and prosecution.

      As noted above, the penalties for violation of these laws may include criminal and civil fines and penalties and exclusion or debarment from participation in federal programs. Many of the anti-fraud statutes and regulations, including those relating to joint ventures and alliances, are subject to varying interpretations and the courts have offered limited guidance with respect to their application to health care business arrangements and practices. Similarly, regulators have generally offered little guidance to the clinical laboratory industry. Despite several requests from the clinical laboratory industry for clarification of the anti-fraud and abuse rules since 1992, the HHS Office of Inspector General has issued only a few fraud alerts and advisory opinions regarding laboratory practices. Although we believe we are in compliance with these laws, we cannot predict if some of the fraud and abuse rules will be interpreted contrary to our practices.

      CMS also has the authority to suspend Medicare payment to any entity it believes has engaged in fraudulent billing practices, and also may, in the absence of fraud, retroactively deny payment, and seek restitution for overpayments, when it determines that an entity has not satisfied requirements for reimbursement. Finally, in addition to government actions, private “whistleblowers” also may bring an action under federal or state law, which the government may choose to join, seeking damages for unlawful kickbacks or improper billing practices. “Whistleblower” actions may have a significant financial impact on an entity when defense costs are coupled with potential damage or out of court settlement payments.

      Moreover, many states have anti-kickback, anti-rebate, anti-fee-splitting and other laws that also affect our relationships with clients who refer non-government-reimbursed laboratory testing business to us.

      In addition, since 1992, a federal “self-referral” law, commonly known as the “Stark” law, prohibits, with limited exceptions, Medicare payments for laboratory tests referred by physicians who have, personally or through a business or immediate family member, an investment interest in, or a compensation arrangement with, the testing laboratory. Penalties, such as denial of payment, required refunds, civil money penalties and exclusion or debarment from participation in federal and state health care programs, apply to violations of the “Stark” law.

      The Omnibus Budget Reconciliation Act of 1993 expanded the “Stark” law to cover certain “designated health services,” in addition to clinical laboratory services, and applied the law’s restrictions to Medicaid-covered services as well. CMS released implementing regulations related to referrals for clinical laboratory services on August 14, 1995, and released additional regulations applicable to all “designated health services” on January 4, 2001 (effective January 4, 2002). The 2001 regulations, which include new exceptions for certain indirect financial relationships and fair market value transactions among other provisions, and CMS’s interpretation of them, may have some relevance to our business, but the 1995 regulations largely implemented the “Stark” law as applied to clinical laboratories. Although we believe we are in compliance with the “Stark” law, we cannot predict if CMS’s current or future interpretations of its provisions will be contrary to our practices.

      Many states have similar anti-“self-referral” laws that also affect investment and compensation arrangements with physicians and other clients who refer laboratory testing business to us. Penalties also apply to violations of these laws.

Insurance

      We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide laboratory testing, including inaccurate testing results. These claims could be substantial. Management believes that present insurance coverage and reserves are adequate to cover currently estimated exposures. Although we believe that we will be able to obtain adequate insurance coverage in the future at acceptable costs, we cannot assure you that we will be able to do so, or obtain coverage at an acceptable cost, or that we will not incur significant liabilities in excess of policy limits.

Properties

      We conduct most of our testing from our 250,000 square foot laboratory facility in Chantilly, Virginia, just outside of Washington, D.C., under a lease which expires in 2017, and our facilities in Las Vegas, Nevada, of which 85,000 square feet are owned and 39,000 square feet are leased. In addition to our facilities in Virginia and Nevada, we operate 29 remote service centers that are used to consolidate shipments to our Virginia and Nevada facilities, 51 patient centers that are located in the Washington, D.C. and Nevada areas to draw samples from patients and eight short turn around time laboratories established for quick-turn around, customer-specific testing. We lease space for all of our remote service centers, patient centers and short turn around time laboratories.

Employees

      At September 30, 2001, we employed approximately 3,000 people, of which approximately 2,700 were full-time employees. We believe that we have good relations with our workers, none of whom is represented by a union.

Legal Proceedings

      There are claims, suits and complaints which arise in the ordinary course of business that have been filed or are pending against us. We believe that all such matters either are adequately reserved for, are covered by insurance, or would not have a material adverse effect on us, if adversely determined against us.

      In September 2000, our APL subsidiary reached an agreement with the United States Department of Justice, the HHS Office of Inspector General and the Tricare Management Activity of the Department of Defense to settle allegations raised in a 1996 “whistleblower” lawsuit filed under the federal False Claims Act. The settlement agreement required APL to pay approximately $1.5 million to fully resolve the allegations that from 1989 until 1993 APL billed Medicare and other federal health care programs for medically unnecessary tests. The settlement amount and all legal fees and other expenses associated with this matter were covered by an indemnity and paid from an escrow account provided by the sellers in the APL acquisition. Moreover, in recognition of APL’s voluntary compliance efforts since 1993, the government did not require APL to enter into a corporate integrity agreement as part of the settlement; rather, APL agreed to maintain its existing compliance program for a period of three years. Thus, the settlement does not involve any material continuing obligations on the part of APL and will have no impact on our ability to conduct our business.

      We are currently undergoing IRS audits relating to our 1997 and 1998 tax years. We believe that the additional tax liability relating to these audits, if any, would not be material.

      We are not aware of any other material allegations or investigations concerning our business by any governmental entity.

MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table provides information about our directors, executive officers and key employees.

Name	Age	Position

Timothy J. Brodnik	53	Chairman of the Board, President and Chief Executive Officer

John E. Bergstrom	55	Executive Vice President — Business Development

E. Craig Dawson	50	Senior Executive Vice President and Chief Operating Officer

Victoria L. DiFrancesco	46	Executive Vice President — Sales

Alvin Ezrin	61	Executive Vice President — Law and Corporate Compliance Officer

H. Bryan Firestone	43	Executive Vice President — Chief Information Officer

Charles J. Krambuhl	51	Executive Vice President — Eastern Operations

Robert C. Low	47	Senior Vice President — Controller

Steve R. Pierce	55	Executive Vice President and Chief Financial Officer

Leonard A. Poikey	48	Executive Vice President — Operations

John P. Schwartz	51	President of Western Operations

Craig D. Shanklin	45	Executive Vice President — Marketing

Nathan Sherman	50	Senior Vice President and Medical Director

Jay D. Tyler	44	Executive Vice President — Administration

Jerrold L. Glick	59	Director and Secretary

Bruce V. Rauner	45	Director

Donald J. Edwards	35	Director

      Timothy J. Brodnik, Chairman of the Board, President and Chief Executive Officer, has served as Chairman of the Board since December 1999 and has served as Director, President and Chief Executive Officer of AML since May 1997. From 1991 to 1996, Mr. Brodnik was Executive Vice President and a member of the Executive Management Committee of Laboratory Corporation of America and its predecessor, National Health Laboratories.

      John E. Bergstrom, Executive Vice President — Business Development, has served in that capacity since May 1997. From 1995 to 1996, Mr. Bergstrom served as Senior Vice President of Laboratory Corporation of America. From 1993 to 1995, he served as Executive Director – Managed Care of National Health Laboratories.

      E. Craig Dawson, Senior Executive Vice President and Chief Operating Officer, has served in this capacity since July 2001. From November 1997 to July 2001, Mr. Dawson was a Corporate Senior Vice President of Fresenius Medical Care, N.A. Prior to that time he was a Senior Vice President for the Mid-Atlantic Operations of Laboratory Corporation of America from May 1995 to November 1997.

      Victoria L. DiFrancesco, Executive Vice President — Sales, has served in that capacity since November 1997. From 1990 until November 1997, Ms. DiFrancesco was the Associate Vice President of Division Business Development and Customer Service for Laboratory Corporation of America in San Diego.

      Alvin Ezrin, Executive Vice President — Law and Corporate Compliance Officer, has served in that capacity since May 1997. From 1991 to 1996, Mr. Ezrin served as Vice President of Law at Laboratory Corporation of America and its predecessor, National Health Laboratories.

      H. Bryan Firestone, Executive Vice President — Chief Information Officer, has served in that capacity since April 2000. From 1987 to 2000, Mr. Firestone was the Associate Vice President of Information Systems at Laboratory Corporation of America and its predecessor, National Health Laboratories.

      Charles J. Krambuhl, Executive Vice President — Eastern Operations, has been with us since October 1998. From 1991 to 1998, Mr. Krambuhl was the Director of Manufacturing, Distribution and Marketing for the American Petroleum Institute.

      Robert C. Low, Senior Vice President — Controller, has served in that capacity since May 2000. From December 1998 until May 2000, he was Vice President and Controller of the Process Division of Stone & Webster. Prior to that time, he was the Director of Financial Analysis at Dresser Industries, Inc. at its corporate headquarters. He also served as Controller for subsidiaries of Dresser in both the United States and abroad. Mr. Low joined Dresser in 1984 after nine years with Arthur Andersen.

      Steve R. Pierce, Executive Vice President and Chief Financial Officer, has served in that capacity since January 2000. From 1998 until January 2000, Mr. Pierce was the Vice President of Finance and Administration and Controller of Kellogg Brown and Root, a division of Halliburton Company. From 1995 until 1998, he served as Vice President and Chief Financial Officer for subsidiaries of Dresser Industries, Inc. in both the United States and abroad, prior to Dresser’s merger with Halliburton Company.

      Leonard A. Poikey, Executive Vice President — Operations, has served in that capacity since April 2000. Prior to that time, Dr. Poikey served as Chief Executive Officer of Southern California Clinical Laboratories, Inc. in Pasadena, California. He previously has held the positions of Regional Director of National Health Laboratories’ National Reference Laboratory and Technical Director of National Health Laboratories.

      John P. Schwartz, President of Western Operations, has served in that capacity since October of 1999, and as the President and Chief Executive Officer of APL since 1981.

      Craig D. Shanklin, Executive Vice President — Marketing, has served in that capacity since October 1999 and as Vice President of Marketing of APL since May 1995.

      Nathan Sherman, Senior Vice President & Medical Director, has served in that capacity since October 1999. From 1987 to 1999, Dr. Sherman served as Medical Director of Laboratory Corporation of America’s Northern Virginia regional laboratory and its predecessor, National Health Laboratories.

      Jay D. Tyler, Executive Vice President — Administration, has served in that capacity since November 1997 and was Vice President from May 1997 to November 1997. From January to May 1997, Mr. Tyler served as Corporate Billing Leader for Quest Diagnostics, Inc. From 1988 to 1996, he served in various financial positions including Vice President of Corporate Finance of Laboratory Corporation of America.

      Jerrold L. Glick, Director and Secretary, has served as a Director of AML since May 1997, as Chairman of the Board from May 1997 to December 1999, and as our Secretary since May 1997. Mr. Glick has been a general partner of Columbia Group Limited, LLLP, a real estate development company, since 1972. Mr. Glick has been involved in the clinical laboratory industry since 1967, having founded a chain of clinical laboratories that was later sold to National Health Laboratories.

      Bruce V. Rauner, Director, has served as a Director of AML since May 1997. Mr. Rauner is managing principal of GTCR Golder Rauner, LLC, formed in May 1998 as a successor to Golder, Thoma, Cressey, Rauner, Inc., of which he has been a principal since 1981. Mr. Rauner is also a director of AnswerThink Consulting Group, Inc., divine interVentures, inc., Polymer Group, Inc., U.S. Aggregates, Inc. Dynacare, Inc. and a number of companies in GTCR’s portfolio.

      Donald J. Edwards, Director, has served as a Director of AML since May 1997. Mr. Edwards is a principal of GTCR Golder Rauner, LLC, formed in May 1998 as a successor to Golder, Thoma, Cressey, Rauner, Inc., of which he has been a principal since 1996 and was an associate from 1994 to 1996. Mr. Edwards is also a director of Select Medical Corporation and Dynacare, Inc. and a number of companies in GTCR’s portfolio.

      There are no family relationships between any of our directors or executive officers.

      Our board of directors currently consists of four directors. Within 90 days after the consummation of the offering, we expect to appoint three additional directors who are not employees of our company or otherwise affiliated with our company or our principal stockholders. The board of directors has the power to appoint the officers of the company. Each officer will hold office for such term as the board may prescribe and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal.

      Prior to the completion of this offering, we will divide our board of directors into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Mr. Rauner will be in the class of directors whose term expires at the 2002 annual meeting of our stockholders. Mr. Glick will be in the class of directors whose term expires at the 2003 annual meeting of our stockholders. Messrs. Brodnik and Edwards will be in the class of directors whose term expires at the 2004 annual meeting of our stockholders. One of the three additional directors that we expect to appoint to the board will serve in each class. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their respective successors are elected and qualified.

Compensation of Directors

      Directors are currently not entitled to receive any compensation for serving on the board of directors. We reimburse directors for their out-of-pocket expenses incurred in connection with such services. Following this offering, directors who are not our employees will receive cash and/or stock options as compensation for their services.

Committees of the Board of Directors

      Upon the closing of this offering, the board of directors will have an audit committee and a compensation committee. The audit committee will report to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers. In addition, the compensation committee will review bonus and stock compensation arrangements for all of our other employees.

Compensation Committee Interlocks and Insider Participation

      We currently do not have a compensation committee. The compensation arrangements for each of our executive officers was established according to the terms of the respective employment agreements between us and each executive officer. The terms of the employment agreements were established in arms-length negotiations between representatives of GTCR or the Company and each executive officer. On a going forward basis, any changes in the compensation arrangements of our executive officers will be determined by the board of directors.

Professional Services Agreement

      For a description of our professional services agreement with GTCR, see “Certain Relationships and Related Transactions — Professional Services Agreement.”

Executive Compensation

      The following table provides, for the year ended December 31, 2000, the compensation paid to our Chief Executive Officer and our other executive officers whose total annual salary and bonus was in excess of $100,000 for fiscal year 2000. For ease of reference, we refer to each of these executive officers throughout this section as a Named Executive Officer and collectively as the Named Executive Officers.

Summary Compensation Table

		Annual Compensation
Name and					Other
Principal Position	Year	Salary	Bonus		Compensation

Timothy J. Brodnik	2000	$534,608	$363,367		$—
Chairman, President and Chief Executive Officer

John E. Bergstrom	2000	225,035	150,000		—
Executive Vice President — Business
Development

Victoria DiFrancesco	2000	200,013	100,000		155,494	(2)
Executive Vice President — Sales

John P. Schwartz	2000	300,000	3,491,239	(1)	—
President of Western Operations

Craig D. Shanklin	2000	300,000	3,491,239	(1)	—
Executive Vice President — Marketing

Jay D. Tyler	2000	225,014	50,000		446,795	(2)
Executive Vice President — Administration

(1)	Includes one-time payments made in connection with the APL acquisition.

(2)	Includes the excess of the fair value of the common stock over the exercise price of the common stock options on the date of exercise in 2000.

      The following table provides, for the year ended December 31, 2000, non-qualified stock options granted to the following individuals to purchase our common stock:

Option Grants in Fiscal Year 2000

Potential realizable
value at assumed
	Number of	Percent of total			annual rates of stock
	securities	options/SARs			price appreciation for
	underlying	granted to	Exercise		option term
	options/SARs	employees in	price	Expiration
Name	granted	fiscal year	per share(1)	date	5%	10%

Timothy J. Brodnik	—	—	—	—	—	—

John E. Bergstrom	—	—	—	—	—	—

Victoria DiFrancesco	40,000	3.8%	$4.90	2010	$123,263	$312,374

John P. Schwartz	—	—	—	—	—	—

Craig D. Shanklin	—	—	—	—	—	—

Jay D. Tyler	—	—	—	—	—	—

(1)	The exercise price is based on the fair market value of the underlying common stock on the date of grant as determined by the Board of Directors.

Fiscal Year End Option Values

      The following table contains information regarding unexercised and exercised options held by the Named Executive Officers as of December 31, 2000. There was no public trading market for our common stock as of December 31, 2000. Accordingly, we calculated the value of unexercised and exercised options by subtracting the exercise price from the fair market value of $10.40 per share on December 31, 2000, estimated by management for financial reporting purposes, multiplied by the number of shares underlying the option.

Number of
Securities
			Underlying	Value of Unexercised
			Unexercised	In-the-Money
			Options/SARs at	Options/SARs at
			Fiscal Year-End	Fiscal Year-End

	Shares Acquired on		Exercisable/	Exercisable/
	Exercise (#)	Value Realized	Unexercisable	Unexercisable

Timothy J. Brodnik	—	—	—/—	—/—

John E. Bergstrom	—	—	—/—	—/—

John P. Schwartz	—	—	—/—	—/—

Craig D. Shanklin	—	—	—/—	—/—

Jay D. Tyler	86,507	$897,943	4,743/58,750	$49,232/$609,825

Victoria DiFrancesco	28,192	$292,633	16,308/55,500	$130,237/$419,930

Management Employment Agreements

      Timothy Brodnik. We are party to a senior management agreement with Mr. Brodnik. Under the agreement, Mr. Brodnik is entitled to receive an annual base salary of not less than $650,000. Mr. Brodnik is also eligible for a bonus based on our achievement of budgetary and other objectives set by our board of directors, provided that we are obligated to pay Mr. Brodnik a minimum bonus of $150,000 per year. Mr. Brodnik is also entitled to all other benefits as are approved by the board and made generally available to other members of our senior management.

      Under the agreement, on May 2, 1997, Mr. Brodnik purchased 1,476,470 shares of common stock at a price of $0.02 per share and 80.99 shares of preferred stock at $1,000 per share. Mr. Brodnik paid for this stock by delivering $75,000 in cash, a $9,023 bridge note and a $26,501 promissory note. Mr. Brodnik repaid the bridge note on August 15, 1997 and the promissory note on April 7, 1999.

      Of the 1,476,470 shares of common stock purchased by Mr. Brodnik, 151,435 shares were vested on the date of purchase and the remaining 1,325,035 shares are scheduled to vest in 20% increments on each of the first five anniversaries of May 2, 1997. The agreement also provides that upon completion of an initial public offering, such as this offering, the shares which were scheduled to vest during the twelve months immediately following the date of the offering will vest at the time of the offering.

      On August 20, 2001, Mr. Brodnik purchased 56,719 shares of common stock at a purchase price of $4.90 per share pursuant to his senior management agreement. Mr. Brodnik paid for this stock by delivering a promissory note in the principal amount of $277,923. The promissory note bears interest at 5.02% per annum, compounded annually and the promissory note and all accrued interest is due on December 31, 2005. The 56,719 shares purchased on August 20, 2001 vest on the same schedule and pursuant to the same terms as the 1,325,035 shares purchased by Mr. Brodnik on May 2, 1997.

      Mr. Brodnik’s employment with the company will continue until terminated by the resignation, death or disability of Mr. Brodnik or by the board with or without cause. In the event Mr. Brodnik’s employment is terminated by the board without cause or Mr. Brodnik resigns for good reason, Mr. Brodnik would be entitled to receive a severance payment equal to $2.0 million and would also be entitled to 18 months of continued group medical and life insurance coverage. Mr. Brodnik has agreed not to compete with the company or solicit any customers or employees of the company during the term of his employment and for two years thereafter.

      John E. Bergstrom. We are party to a senior management agreement with Mr. Bergstrom. Under the agreement, Mr. Bergstrom is entitled to receive an annual base salary of not less than $175,000. Mr. Bergstrom is also eligible for a bonus based on our achievement of budgetary and other objectives set by our board of directors, provided that we are obligated to pay Mr. Bergstrom a minimum bonus of $50,000 per year. Mr. Bergstrom is also entitled to all other benefits as are approved by the board and made generally available to other members of our senior management.

      Under the agreement, on May 2, 1997 Mr. Bergstrom purchased 618,350 shares of common stock at a price of $0.02 per share and 27 shares of preferred stock at $1,000 per share. Mr. Bergstrom paid for this stock by delivering $25,000 in cash, a $3,008 bridge note and a $11,357 promissory note. Mr. Bergstrom repaid the notes on April 7, 1999.

      Of the 618,350 shares of common stock purchased by Mr. Bergstrom, 50,480 shares were vested on the date of purchase and the remaining 567,870 shares are scheduled to vest in 20% increments on each of the first five anniversaries of May 2, 1997. The agreement also provides that upon completion of an initial public offering, such as this offering, the shares which were scheduled to vest during the twelve months immediately following the date of the offering will vest at the time of the offering.

      On August 20, 2001, Mr. Bergstrom purchased 28,427 shares of common stock at a purchase price of $4.90 per share pursuant to his senior management agreement. Mr. Bergstrom paid for this stock by delivering a promissory note in the principal amount of $139,292. The promissory note bears interest at 5.02% per annum, compounded annually and the promissory note and all accrued interest is due on December 31, 2005. The 28,427 shares purchased on August 20, 2001 vest on the same schedule and pursuant to the same terms as the 567,870 shares purchased by Mr. Bergstrom on May 2, 1997.

      Mr. Bergstrom’s employment with the company will continue until terminated by the resignation, death or disability of Mr. Bergstrom or by the board with or without cause. In the event Mr. Bergstrom’s employment is terminated by the board without cause or by Mr. Bergstrom for good reason, Mr. Bergstrom is entitled to severance at a rate equal to his then-current base salary for a period of twelve months and continued group medical and life insurance coverage during such period. Mr. Bergstrom has agreed not to compete with the company or solicit any customers or employees of the company during the term of his employment and for two years thereafter.

      John P. Schwartz. We are party to an employment agreement with Mr. Schwartz. Under the agreement, Mr. Schwartz is entitled to receive an annual base salary of $300,000 and an annual bonus of at least $200,000. Mr. Schwartz is also entitled to other benefits as are approved by the board and made generally available to other members of our senior management.

      The term of the agreement is three years. Under the agreement, Mr. Schwartz will be entitled to receive severance payments equal to his base salary and bonus until the end of the term of the agreement if we terminate his employment without cause during the term of the agreement. Mr. Schwartz has agreed not to compete with us or solicit any customer or employee of ours during the term of his employment agreement and for three years thereafter.

      Craig Shanklin. We are party to an employment agreement with Mr. Shanklin. Under the agreement, Mr. Shanklin is entitled to receive an annual base salary of $300,000 and an annual bonus of at least $200,000. Mr. Shanklin is also entitled to other benefits as are approved by the board and made generally available to other members of our senior management.

      The term of the agreement is three years. Under the agreement, Mr. Shanklin will be entitled to receive severance payments equal to his base salary and bonus until the end of the term of the agreement if we terminate his employment without cause during the term of the agreement. Mr. Shanklin has agreed not to compete with us or solicit any customer or employee of ours during the term of his employment agreement and for three years thereafter.

      Jay D. Tyler. We are party to an employment agreement with Mr. Tyler. Under the agreement, Mr. Tyler was initially entitled to receive an annual base salary of $130,000 subject to annual review and increase. Mr. Tyler is also entitled to other benefits as are approved by the board and made generally available to other members of our senior management.

      We are party to a severance and non-solicitation agreement with Mr. Tyler. Under the agreement, Mr. Tyler will be entitled to receive severance payments equal to twelve months of his base salary if we terminate his employment without cause. Mr. Tyler has agreed not to solicit any customers or employees of ours during the period in which he is receiving severance payments.

      Victoria DiFrancesco. We are party to an employment agreement with Ms. DiFrancesco. Under the agreement, Ms. DiFrancesco was initially entitled to receive an annual base salary of $125,000 subject to annual review and increase. Ms. DiFrancesco is eligible for a year end bonus based on certain performance criteria. We agreed to grant Ms. DiFrancesco an option to purchase 50,000 shares of our common stock at an exercise price of $0.02 per share. Ms. DiFrancesco is also entitled to other benefits as are approved by the board and made generally available to other members of our senior management.

      We are party to a severance and non-solicitation agreement with Ms. DiFrancesco. Under the agreement, Ms. DiFrancesco will be entitled to receive severance payments equal to twelve months of her base salary if we terminate her employment without cause. Ms. DiFrancesco has agreed not to solicit any customers or employees of ours during the period in which she is receiving severance payments.

1997 Stock Option Plan

      In May 1997, our board of directors approved the 1997 Stock Option Plan, which as amended we refer to as the 1997 stock option plan, and which authorizes the granting of non-qualified stock options to employees of AML or its subsidiaries. The 1997 stock option plan authorizes the granting of stock options up to an aggregate of 1,908,000 shares of common stock, subject to adjustment based on the occurrence of specified events and to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

      Options to purchase an aggregate of 1,663,941 shares of our common stock were outstanding as of September 30, 2001 under the 1997 stock option plan. Such options generally vest and become exercisable in five equal installments beginning on the first anniversary of the grant date and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed by AML or its subsidiaries and vested but unexercised options will terminate immediately if the optionee is terminated for cause, after 30 days if the optionee is terminated without cause, or after 90 days in the case of death, disability or retirement. Subsequent to the adoption of the long-term equity incentive plan described below, no future grants will be made under the 1997 stock option plan.

Long-Term Equity Incentive Plan

      Prior to the closing of the offering, we will adopt the American Medical Laboratories, Incorporated 2001 Equity Incentive Plan. The equity incentive plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Directors, officers and other employees of us or our subsidiaries and persons who engage in services for us are eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

      A total of     shares of our common stock, representing      % of our currently outstanding common stock, will be available for issuance under the equity incentive plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock.

      The compensation committee of our board of directors will administer the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. We anticipate that in connection with the offering, we will grant options to purchase an aggregate of approximately     shares of our common stock to approximately           employees. All of these options will have an exercise price equal to the initial public offering price of the common stock in the offering and will be subject to vesting over a three-year period.

      Directors, officers and employees of us and our subsidiaries, as well as other individuals performing significant services for us, or to whom we have extended an offer of employment, will be eligible to receive grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees.

      Under the equity incentive plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, restricted stock grants and other performance awards. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than      % of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

      The compensation committee will determine the exercise price of any option in its discretion. However, the exercise price of an incentive option may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date.

      Unless the compensation committee determines otherwise, participants may pay the exercise price of any option in any of the following ways:

•	in cash,

•	by delivery of shares of common stock with a fair market value equal to the exercise price,

•	by simultaneous sale through a broker of shares of common stock acquired upon exercise, and/or

•	by having us withhold shares of common stock otherwise issuable upon exercise.

      The delivery of shares of stock, simultaneous sale and withholding of shares are all subject to conditions designed to ensure compliance with applicable law.

      If a participant elects to deliver or withhold shares of common stock in payment of any part of an option’s exercise price, the compensation committee may in its discretion grant the participant a “reload option.” The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered or withheld.

      The compensation committee will determine the term of each option at its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of our voting power, five years from the date of grant. In addition, all options under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with us during the 30-day period. In the case of a grantee’s death or disability, however, all options will become fully vested and exercisable and remain so for up to 180 days after the date of death or disability. In the event of retirement, a grantee’s vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options may become fully vested and exercisable in the discretion of the compensation committee. Upon termination for cause, all options will terminate immediately. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control, whether or not the grantee is subsequently terminated.

      The compensation committee may also grant stock appreciation rights, restricted stock awards and other performance awards. Upon exercise of stock appreciation right, the grantee will receive an amount in cash and/or shares of common stock or other of our securities equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the right. Restricted stock awards will consist of shares of stock granted to the recipient subject to vesting restrictions imposed in connection with the award. A grantee must pay us at least the aggregate par value of any shares of restricted stock within ten days of the date of grant, unless the shares are treasury shares. The compensation committee may grant performance awards contingent upon achievement by the grantee or the company of set goals and objectives regarding specified performance criteria, such as return on equity, over a specified performance cycle, as designated by the compensation committee. We may pay a performance award in cash and/or shares of common stock or other of our securities.

      The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of

Section 162(m) of the Code or any stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant’s consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.

One Million Dollar Compensation Limit

      The Revenue Reconciliation Act of 1993 limits the annual deduction a publicly held company may take for compensation paid to its chief executive officer or any of its four other highest compensated officers in excess of $1.0 million per year. This limitation excludes compensation that is “performance-based” within the meaning of Section 162(m) of the Code. We intend that compensation realized upon the exercise of an option or other award granted under the equity incentive plan be regarded as “performance-based” under Section 162(m) and that such compensation be deductible without regard to the limits imposed by Section 162(m) on compensation that is not “performance-based.”

      Compensation paid under the equity incentive plan will not qualify as performance-based except to the extent paid in connection with grants made under the plan following the approval of the plan by the Company’s stockholders in accordance with Section 162(m)(4)(c) of the Code and the related Treasury Regulations, and except to the extent that other requirements are satisfied. However, based on a special rule contained in regulations issued under Section 162(m), the $1.0 million deduction limitation described above should not apply to any options or other awards under the equity incentive plan prior to our annual meeting of shareholders in the calendar year following the close of the third calendar year after the offering.

Employee Stock Purchase Plan

      The 2001 Employee Stock Purchase Plan, which we refer to as the stock purchase plan, will be adopted by our board of directors and stockholders prior to the completion of this offering. The stock purchase plan will be established to give employees desiring to do so a convenient means of purchasing shares of common stock through payroll deductions. The stock purchase plan provides an incentive to participate by permitting purchases at a discounted price. We believe that ownership of stock by employees will foster greater employee interest in our success, growth and development.

      Subject to restrictions, each of our employees is eligible to participate in the stock purchase plan if he or she has been employed by us for more than six months. Participation is discretionary with each eligible employee. We have reserved     shares of common stock for issuance in connection with the stock purchase plan. Each eligible employee is entitled to purchase a maximum of     shares per year. Elections to participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the stock purchase plan by choosing a payroll deduction in any specified amount. A participating employee may increase or decrease the amount of such employee’s payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants’ accounts at the end of each calendar quarter. In addition, employees may make lump sum contributions at the end of the year to enable them to purchase the maximum number of shares available for purchase during the plan year.

      The following is a summary of how the stock purchase plan will operate:

•	Each participating employee’s contributions will be used to purchase shares for the employee’s share account within 15 days after the last day of each calendar quarter.

•	The cost per share is 85% of the lower of the closing price of our common stock on the New York Stock Exchange on the first or the last day of the calendar quarter.

•	The number of shares purchased on each employee’s behalf and deposited in his/her share account is based on the amount accumulated in such participant’s cash account and the purchase price for shares with respect to any calendar quarter.

•	Shares purchased under the stock purchase plan carry full rights to receive dividends declared from time to time.

•	Any dividends attributable to shares in the employee’s share account are automatically used to purchase additional shares for such employee’s share account.

•	Share distributions and share splits will be credited to the participating employee’s share account as of the record date and effective date, respectively.

•	A participating employee has full ownership of all shares in his/her share account and may withdraw them for sale or otherwise by written request to the compensation committee of the board of directors following the close of each calendar quarter.

      Subject to applicable federal securities and tax laws, the board of directors has the right to amend or to terminate the stock purchase plan. Amendments to the stock purchase plan will not affect a participating employee’s right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the stock purchase plan is terminated, the compensation committee is required to distribute all shares held in each participating employee’s share account plus an amount of cash equal to the balance in each participating employee’s cash account.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding our beneficial ownership as of September 30, 2001, on an actual basis and as adjusted to reflect completion of the offering, by:

•	each person or entity known to us to own more than 5% of any class of outstanding voting securities;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

      To our knowledge, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. You should keep the following points in mind as you read the information in the table.

•	The amounts and percentage of our common stock beneficially owned by a holder are reported on the basis of the regulations of the SEC that govern the determination of beneficial ownership of securities. Under these regulations, a person or group of persons is deemed to be a “beneficial owner” of a security if that person or group has or share “voting power,” which includes the power to dispose of or to direct the disposition of the security. A person or group of persons is also deemed to be a beneficial owner of any securities that such person has the right to acquire within 60 days of September 30, 2001. Under these rules, more than one person may be deemed a beneficial owner of the same security and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

•	The percentage of our common stock outstanding is based on the 22,190,344 shares of our common stock outstanding as of September 30, 2001, including shares of common stock deemed outstanding under the definition of beneficial ownership in the preceding paragraph. These shares are deemed to be outstanding when computing the percentage of ownership of each person or group of persons named above, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

      Unless otherwise provided herein, the street address of each director and executive officer is 14225 Newbrook Drive, Chantilly, VA 20153.

	Shares Beneficially Owned

		Percentage

		Prior to	After
	Number	the	the
	of Shares	Offering	Offering

Principal Stockholders:

Golder, Thoma, Cressey, Rauner Fund V, L.P.(1)	14,496,984	65.3%

Directors and Executive Officers:

Timothy J. Brodnik(2)	1,239,410	5.6

John E. Bergstrom(3)	595,773	2.7

John P. Schwartz	153,694	0.7

Craig D. Shanklin	153,694	0.7

Jay D. Tyler	118,750	0.5

Victoria DiFrancesco	62,833	0.3

Jerrold L. Glick(4)	2,206,944	9.9

Bruce V. Rauner(5)	14,496,984	65.3

Donald J. Edwards(5)	14,496,984	65.3

All directors and executive officers as a group (13 persons)	19,165,332	86.4

(1)	Includes 23,417 shares of common stock held by GTCR Associates V, a partnership affiliated with Golder, Thoma, Cressey, Rauner Fund V, L.P. and 1,069,959 shares of common stock held by GTCR Capital Partners, L.P., a partnership affiliated with Golder, Thoma, Cressey, Rauner Fund V, L.P. The address of each of Golder, Thoma, Cressey, Rauner Fund V, L.P., GTCR Associates V and GTCR Capital Partners, L.P. is 6100 Sears Tower, Chicago, Illinois 60606.

(2)	Includes 591,346 shares of common stock held by Mr. Brodnik’s spouse.

(3)	Includes 245,173 shares of common stock held by Mr. Bergstrom’s spouse and 77,000 shares of common stock held by Mountain Stream Investments LLC, an affiliate of Mr. Bergstrom. Mr. Bergstrom disclaims beneficial ownership of such shares.

(4)	Includes shares of common stock held by affiliates of Mr. Glick as follows: J. Glick Co., LLC — 454,300; Glick Family Investment — 84,130; Lemnos Corporation — 168,260; and Columbia Trading II, L.L.C. — 134,605. Mr. Glick disclaims beneficial ownership of such shares. The address of each of these holders is 1600 Wynkoop Street, Suite 200, Denver, Colorado 80202.

(5)	Includes 13,403,608 shares of common stock held by Golder, Thoma, Cressey, Rauner Fund V, L.P. of which GTCR V, L.P. is the general partner, and also includes 23,417 shares of common stock held by GTCR Associates V and 1,069,959 shares of common stock held by GTCR Capital Partners, L.P. Each of Messrs. Rauner and Edwards is a principal of Golder, Thoma, Cressey, Rauner, Inc., the general partner of GTCR V, L.P. and the managing general partner of GTCR Associates V, and therefore may be deemed to share investment and voting control over the shares of common stock held by Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR Associates V. Each of Messrs. Rauner and Edwards is a principal of GTCR Golder Rauner, L.L.C., the general partner of GTCR Partners VI, L.P., the general partner of GTCR Mezzanine Partners, L.P., the general partner of GTCR Capital Partners, L.P., and therefore may be deemed to share investment and voting control over the shares of common stock held by GTCR Capital Partners, L.P. Each of Messrs. Rauner and Edwards disclaims beneficial ownership of the shares of common stock owned by Golder, Thoma, Cressey, Rauner Fund V, L.P., GTCR Associates V and GTCR Capital Partners, L.P. The address of each of these holders is 6100 Sears Tower, Chicago, Illinois 60606.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans to Executives

      In May 1997, we loaned $35,524 to Timothy J. Brodnik and $14,365 to John E. Bergstrom to finance their purchase of our common and preferred stock. See “Management — Management Employment Agreements.” Each of the promissory notes is secured by a pledge of the securities purchased with the promissory note. The promissory notes bear interest at a rate per annum equal to the applicable federal rate. The principal amount of the promissory notes and all accrued interest matures on December 31, 2005. The promissory notes may be prepaid in full or in part at any time at the payor’s option. In connection with the loans to executives in April 1999 described below, these loans were repaid.

      In April 1999, we loaned Mr. Brodnik $1,530,000 in cash to afford Mr. Brodnik some personal liquidity. This loan is evidenced by a promissory note which bears interest at 8.1% per annum, compounded annually. This note is secured by a pledge of all of Mr. Brodnik’s common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Brodnik’s option.

      In April 1999, we loaned Mr. Bergstrom $30,000 in cash to afford Mr. Bergstrom some personal liquidity. This loan is evidenced by a promissory note which bears interest at 10.0% per annum, compounded annually. This note is secured by a pledge of all of Mr. Bergstrom’s common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Bergstrom’s option.

      In April 1999, we loaned Jerrold L. Glick and his affiliate stockholders $950,000 in cash to afford Mr. Glick some personal liquidity. This loan is evidenced by a promissory note which bears interest at 10.0% per annum, compounded annually. This note is secured by a pledge of all of Mr. Glick’s and his affiliate stockholders’ common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Glick’s option.

      In August 1999, we loaned Mr. Bergstrom $250,000 in cash to afford Mr. Bergstrom some personal liquidity. This loan is evidenced by a promissory note which bears interest at 8.0% per annum, compounded annually. This note is secured by a pledge of all of Mr. Bergstrom’s common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Bergstrom’s option.

      In August 2001, we loaned $277,923 to Mr. Brodnik, $139,292 to Mr. Bergstrom and $127,547 to Mr. Glick to finance their purchase of our common stock. See “Management — Management Employment Agreements.” Each of the promissory notes is secured by a pledge of the securities purchased with the promissory note. The promissory notes bear interest at a rate of 5.02% per annum, compounded annually. The principal amount of the promissory notes and all accrued interest matures on December 31, 2005. The promissory notes may be prepaid in full or in part at any time at the payor’s option.

Redemptions of Preferred Stock and Common Stock

      In April 1999, we repurchased 293,779 shares of common stock from Timothy J. Brodnik for $1,440,000 in cash.

      In May 1999, we redeemed all 7,181.46 shares of preferred stock from GTCR for $8,714,070 in cash consisting of an aggregate liquidation value of $7,181,460 and accrued and unpaid dividends of $1,532,610.

      In August 1999, we repurchased 51,004 shares of common stock from John E. Bergstrom for $250,000 in cash.

      In September 2000, we repurchased 189,295 shares of common stock from Jerrold L. Glick for the original cost of $3,786 in cash.

      In October 2001, we redeemed all 178.91 shares of preferred stock from another shareholder for $268,400 in cash consisting of an aggregate liquidation value of $178,910 and accrued dividends of $89,490.

      At the time of the offering, we anticipate redeeming all of our remaining 1,311.81 outstanding shares of preferred stock for a price equal to the sum of the preferred stock’s aggregate liquidation value of $1,311,810 and accrued and unpaid dividends. Such dividends equaled $697,309 as of September 30, 2001. Of this, the approximately $483,337 portion payable to Messrs. Brodnik, Bergstrom and Glick as holders of 917.93 shares of preferred stock would be satisfied by offsetting a like amount against their promissory notes discussed above under “Loans to Executives” and the remaining approximately $589,853 payable to the other holders of the remaining 393.88 shares of preferred stock would be paid in cash.

Professional Services Agreement

      We are party to a professional services agreement with GTCR under which GTCR has agreed to consult with us on business and financial matters, including corporate strategy, budgeting of corporate investments, acquisition and divestiture strategies and debt and equity financings. In exchange for such services, GTCR is entitled to an annual management fee of up to $150,000, plus reimbursement of out-of-pocket expenses, and a fee of 1% of the amount of debt or equity capital raised by us from any source. In October 1999, in connection with our acquisition of APL, we raised $140.0 million of debt financing and thus a $1.4 million fee would have been owed to GTCR. GTCR agreed to amend the professional services agreement to eliminate this fee in exchange for our agreement to pay a $1.4 million one-time success fee, plus interest at 8% per annum from October 1999, upon consummation of a change of control or an initial public offering. This fee will be paid to GTCR upon consummation of the offering. This agreement will automatically terminate upon consummation of the offering, and except as provided above, no fee is payable with respect to the issuance of the common stock in the offering. Bruce V. Rauner and Donald J. Edwards, each of whom is a principal of GTCR, will continue to serve as directors of the Company.

Stock Purchase Agreement

      We are party to a purchase agreement with GTCR dated as of May 2, 1997, pursuant to which GTCR made its investment in our company. At that time, GTCR purchased 13,427,025 shares of our common stock at a price of $0.02 per share and 7,181.46 shares of our preferred stock at a price of $1,000 per share. The purchase agreement provides that as long as GTCR owns at least 15% of the securities purchased thereunder, we must obtain GTCR’s prior consent before taking important actions, including paying dividends, issuing equity securities, acquiring other businesses or merging with other entities. The provisions of the purchase agreement providing GTCR with such consent rights will be terminated upon completion of the offering.

Consulting and Non-Competition Agreement

      We have a consulting and non-competition agreement with Jerrold L. Glick dated as of May 2, 1997 under which Mr. Glick provides consulting services to us. The agreement will terminate upon the first to occur of:

•	the resignation or removal of Mr. Glick from our board of directors;

•	the termination of the agreement by either party upon thirty days prior written notice; and

•	the death or incapacity of Mr. Glick.

      We agreed to reimburse Mr. Glick for all reasonable expenses incurred by him in the course of performing his duties under the agreement. During the term of the agreement, Mr. Glick has agreed not to compete with us or solicit any of our employees or customers. With respect to fiscal year 2000, Mr. Glick received a total of $142,076 in compensation or reimbursement of expenses from us under this agreement or otherwise.

Stockholders Agreement

      In connection with our formation, we and our stockholders entered into a stockholders agreement dated as of May 2, 1997, as amended, which:

•	provides for the designation of our board of directors;

•	imposes restrictions on the transfer of our shares;

•	requires all stockholders, upon the approval by a majority of the stockholders, to support, to the extent required, an initial public offering or a sale of the company;

•	requires us to offer to sell shares to the stockholders upon authorization of a dilutive issuance or sale of additional shares; and

•	grants stockholders affiliated with GTCR participation rights in connection with a sale of shares by other stockholders.

      Upon the completion of the offering, the stockholders agreement will be terminated.

Subordinated Debt Agreement

      We are party to a senior subordinated loan agreement, dated June 12, 2001 with GTCR Capital Partners, L.P. (“GTCR Capital”), an affiliate of GTCR, and Jerrold L. Glick pursuant to which we guaranteed the loans made by GTCR Capital and Mr. Glick to our subsidiary, AML Inc. Under this agreement, GTCR Capital and Mr. Glick loaned an aggregate of $15.0 million to AML Inc. The proceeds of such loans were used to repay a portion of the revolving loans outstanding under our senior credit facility. The subordinated loans bear an interest rate of 14%, and the principal amount and accrued interest matures on June 12, 2008. Subject to the terms of our senior credit facility and the senior subordinated loan agreement, the subordinated loans may be prepaid in full or in part at any time at AML Inc.’s option. Subject to the terms of our senior credit facility, the subordinated loans must be prepaid in full upon the occurrence of certain events, including a change in control or an initial public offering. In connection with the subordinated loans, we issued a warrant to GTCR Capital to purchase 1,069,959 shares of our common stock and a warrant to Mr. Glick to purchase 98,714 shares of our common stock. The purchase price of the common stock under the warrants was $0.01 per share. GTCR Capital and Mr. Glick exercised their warrants in full on June 12, 2001.

Registration Agreement

      In connection with our formation, we and our stockholders entered into a registration agreement dated as of May 2, 1997, as amended. Under this agreement, the existing stockholders are entitled to registration rights. Holders of at least a majority of the shares of common stock held by the existing stockholders may require us to effect the registration of their shares of common stock from time to time. Such requirement is called a demand registration. We are required to pay all registration expenses in connection with all “short-form” demand registrations and up to four “long-form” demand registrations. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, the existing stockholders are entitled to notice of the registration and, subject to priority provisions, are entitled to include their shares of common stock in such registration with all registration expenses being paid by us. Notwithstanding the foregoing, we will not be obligated to effect a demand registration within six months after the effective date of a prior demand registration or of a registration we initiate. A request may be delayed by us for up to six months, but on no more than once in any twelve-month period. The existing stockholders have waived their registration rights under the registration agreement in connection with the offering.

Investment in LabPortal, Inc.

      LabPortal is a business that provides web-enabled clinical laboratory connectivity software products and services. On October 24, 2000, we sold intellectual property and computer hardware and accessories useful in that business to LabPortal in exchange for $2.0 million of redeemable preferred stock of LabPortal. At the same time, Park City Solutions, Inc., another GTCR portfolio company, also sold intellectual property to LabPortal in exchange for $2.0 million of redeemable preferred stock of LabPortal. We are a customer of LabPortal and party to a customary license or usage agreement with LabPortal. GTCR is the majority investor in LabPortal; and Jerrold L. Glick and some AML employees are also investors in LabPortal. Mr. Brodnik and Donald J. Edwards are also directors of LabPortal. In connection with Mr. Brodnik’s appointment to the LabPortal board, he was granted an option to acquire up to approximately 5% of LabPortal’s common stock at an exercise price significantly in excess of the current fair market value of LabPortal’s common stock. In May, 2001 LabPortal sold shares of its common stock and granted options to purchase shares of its common stock to certain of our executive officers and employees. The purchase price for such shares and the exercise price of such options were equal to the fair market value of LabPortal’s common stock at such time. The LabPortal common stock is subject to repurchase by GTCR and LabPortal upon the termination of the holder’s employment with us.

Practice Management Agreement

      We have a practice management agreement with Robert R. Belliveau, M.D., Thome J. Butler, M.D., Associated Pathologists, Chartered, or Associated Pathologists, dated as of October 13, 1999, under which we provide administrative and management services to Associated Pathologists, and Associated Pathologists provides pathology medical services to us. This agreement was entered into in connection with our acquisition of some of the assets of Associated Pathologists concurrent with our acquisition of APL. Our compensation under this agreement is equal to the gross revenues of Associated Pathologists less expenses of Associated Pathologists incurred under the agreement. During the term of the agreement and for at least five years thereafter, Associated Pathologists agreed not to compete with us or solicit any of our employees or customers of ours.

DESCRIPTION OF CAPITAL STOCK

      Under our certificate of incorporation, we are authorized to issue    shares of common stock and     shares of preferred stock. Shares of each class have a par value of $.01 per share. The following description summarizes the material provisions of our capital stock.

Common Stock

      As of September 30, 2001, there were 22,001,049 shares of common stock outstanding, which were held of record by 58 shareholders. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

      The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Serial Preferred Stock

      The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of AML.

      There will be no shares of preferred stock outstanding immediately after this offering, and we have no current plan to issue any shares of preferred stock outstanding.

Options

      As of September 30, 2001, options to purchase a total of 1,663,941 shares of common stock were outstanding, of which 517,846 have vested. The exercise prices of the vested options range from $0.02 to $10.40.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

      Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

      These provisions include:

     Classified Board of Directors

      Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

     Cumulative Voting

      Our certificate of incorporation expressly denies our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

     Stockholder Action; Special Meeting of Stockholders

      Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. As a result, stockholders must rely on management to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction.

     Advance Notice Requirements for Stockholder Proposals and Directors Nominations

      Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized But Unissued Shares

      The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AML by means of a proxy contest, tender offer, merger or otherwise.

     Amendments; Supermajority Vote Requirements

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

Material Provisions of Delaware Law

      Following the consummation of this offering, we will be subject to the “Business Combination” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the transaction is approved by the board of directors prior to the date the “interested stockholder” obtained such status,

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	on or subsequent to such date the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

      A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to AML and, accordingly, may discourage attempts to acquire our company.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038.

Listing

      We are applying to list our common stock on the New York Stock Exchange under the symbol “AMJ.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales in the public markets of substantial amounts of common stock, including shares issued on the exercise of outstanding options, could adversely affect the market prices prevailing from time to time for the common stock. It could also impair our ability to raise capital through future sales of equity securities.

      After completion of this offering, we will have     shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All of the     shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any of the shares that are acquired by affiliates as that term is defined in Rule 144 under the Securities Act.

      Shares acquired by affiliates and the remaining shares held by existing shareholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below. The following table illustrates the shares eligible for sale in the public market assuming Credit Suisse First Boston Corporation does not release any portion of the shares subject to lock-up agreements described below and under “Underwriting.”

NUMBER OF SHARES	DATE

Upon the date of this prospectus subject, in some cases, to volume and manner of sale limitations under Rule 144.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus, subject, in some cases, to volume and manner of sale limitations under Rule 144.
At various times after 180 days after the date of this prospectus on expiration of applicable one year holding periods, subject to volume and manner of sale limitations under Rule 144.

Lock-Up

      We have agreed that, without the prior written consent of Credit Suisse First Boston Corporation, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities that may be converted into or exchanged for shares of capital stock for a period of 180 days from the date of this prospectus. Each of our officers, directors and substantially all of our existing stockholders have also entered into an agreement to the same effect.

Rule 144

      In general, Rule 144 has the effect that, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the total number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon completion of this offering.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this prospectus is entitled to resell those shares 90 days after the effective date of this prospectus in reliance on Rule 144, without having to comply with the restrictions, including the holding period, contained in Rule 144.

      Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. It permits non-affiliates to sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Stock Options

      Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or reserved for issuance under our various stock option plans. The registration statement will become effective automatically upon filing. As of September 30, 2001, options to purchase 1,663,941 shares of common stock were issued and outstanding, of which 517,846 options had vested. Accordingly, shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Registration Rights

      The existing stockholders of the Company have registration rights as described under “Certain Relationships and Related Transactions — Registration Agreement.”

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

General

      The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. For this purpose, the term “Non-U.S. Holder” is defined as any person or entity that is, for U.S. federal income tax purposes:

•	a foreign corporation or other entity taxable as a corporation;

•	a non-resident alien individual; or

•	a foreign estate or trust.

      If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of each partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

      This discussion is based on currently existing provisions of the Internal Revenue Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to Non-U.S. Holders who hold shares of common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to:

•	particular Non-U.S. Holders in light of their personal circumstances;

•	special tax rules that may apply to some Non-U.S. Holders, including banks, insurance companies, dealers in securities and traders in securities who elect to apply a market-to-market method of accounting;

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle,” “hedge” or “conversion transaction”; and

•	to individuals who relinquish their U.S. citizenship or residence.

      An individual may, subject to certain exceptions, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens and thus are not Non-U.S. Holders for purposes of this discussion.

      We have not and will not seek a ruling from the IRS with respect to the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described in this discussion.

      Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning, and disposing of common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction, or non-U.S. taxing jurisdiction.

Dividends

      We do not anticipate paying dividends on our common stock in the foreseeable future. However, in the event that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower federal income tax rate under an income tax treaty, a Non-U.S. Holder of common stock must properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under such tax treaty.

      Any dividends paid on shares of common stock to a Non-U.S. Holder will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates if:

•	dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States or, where a tax treaty applies, are attributable to a U.S. permanent establishment, or, in the case of an individual, a “fixed base” in the U.S., of the Non-U.S. Holder, which we collectively refer to as “U.S. trade or business income”; and

•	an IRS Form W-8ECI, or successor form, is filed with the payor.

Any U.S. trade or business income received by a foreign corporation may, under specified circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

      A Non-U.S. Holder must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures, directly or under specified circumstances through an intermediary, to obtain the benefits of a reduced withholding rate under an income tax treaty. A Non-U.S. Holder who provides an IRS Form W-8BEN or successor form, as discussed above, may also be required to provide its U.S. taxpayer identification number.

      A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

      (1) the gain is U.S. trade or business income;

(2)	in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

(3)	We are or have been a “U.S. real property holding corporation” (as defined below) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for its common stock as discussed below.

      An individual Non-U.S. Holder who falls under clause (1) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale of Common Stock under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder who falls under clause (2) above will be subject to a flat 30% tax on the gain derived from such sale, which may be offset by allowable U.S. capital losses.

      A Non-U.S. Holder that is a foreign corporation falling under clause (1) above will be taxed on its gain under regular corporate U.S. federal income tax rates and may be subject to an additional branch profits tax equal to 30% of its “effectively connected earnings and profits” within the meaning of the Internal Revenue Code, for the taxable year, as adjusted, unless it qualifies for a lower rate under an applicable income tax treaty.

      A corporation is a U.S. real property holding corporation if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of the sum of its U.S. and foreign real property interests and any other assets used or held for use by the corporation in a trade or business. Based on our current and anticipated assets, we believe that we are not currently, and are not likely to become, a U.S. real property holding corporation. However, since the determination of U.S. real property holding corporation status is based upon the composition of our assets from time to time, and because there are uncertainties in the application of relevant rules, there can be no assurance that we will not become a U.S. real property holding corporation. If we were to become a U.S. real property holding corporation, then gain on the sale or other disposition of common stock by a Non-U.S. Holder generally would be subject to U.S. federal income tax unless both

•	the common stock was “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•	the Non-U.S. Holder actually or constructively owned 5% or less of the common stock during the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors concerning any U.S. tax consequences that may arise if we were to become a U.S. real property holding corporation.

Federal Estate Tax

      Common stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

      We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each holder and the tax withheld with respect to dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available by the IRS to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other applicable agreements.

      Backup withholding is imposed at the rate of 30.5% (30% after December 31, 2001) on specified payments to persons that fail to furnish identifying information to the payer. A Non-U.S. Holder generally will be subject to backup withholding tax unless specified certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures, are complied with, directly or under specified circumstances through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on common stock at addresses inside the United States to Non-U.S. Holders that fail to provide identifying information in the manner required. Treasury Regulations provide presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless certification from the holder of the Non-U.S. Holder’s Non-U.S. status is provided.

      Payment of the proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding at the rate of 30.5% (30% after December 31, 2001)

and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, or a foreign partnership that at any time during its tax year either is engaged in the conduct of a U.S. trade or business or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and other specified conditions are met or the beneficial owner otherwise establishes an exemption.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished in a timely manner to the IRS.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement, dated           , 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, U.S. Bancorp Piper Jaffray Inc. and First Union Securities, Inc. are acting as representatives, the following respective numbers of shares of common stock.

Number of
Underwriter	Shares

Credit Suisse First Boston Corporation

Banc of America Securities LLC

U.S. Bancorp Piper Jaffray Inc.

First Union Securities, Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $     per share. The underwriters and selling group members may allow a discount of $     per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

      The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      Affiliates of Banc of America Securities LLC and First Union Securities, Inc. have provided and will in the future likely provide us with various financial services in the ordinary course of their business. In particular, an affiliate of First Union Securities, Inc. is a lender under our senior credit facility. As a result of our use of the net proceeds of the offering to repay indebtedness under the senior credit facility, this affiliate will receive more than 10% of the net offering proceeds. The offering therefore is being conducted in accordance with the applicable provision of Rule 2710 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2710 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” within the meaning of Rule 2720. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston Corporation.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our 2001 Employee Stock Purchase Plan.

      Our officers, directors and substantially all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

      The underwriters have reserved for sale, at the initial public offering price up to     shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      We are applying to list our shares of common stock on the New York Stock Exchange under the symbol “AMJ.”

      Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be negotiated by us and representatives of the underwriters. Among the principal factors to be considered in determining the initial public offering price will be:

•	market conditions for initial public offerings;

•	the history of and prospects for our business, our past and present operations;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in businesses similar to ours; and

•	the general condition of the securities markets.

      There can be no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market will develop and continue after the offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect, Inc., an on-line broker/dealer, as a selling group member.

      First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus supplement.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that such purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action-Ontario Purchasers

      The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

      All of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Some of the legal matters in connection with the issuance of the common stock will be passed upon for us by Kirkland & Ellis (a partnership including professional corporations), Chicago, Illinois. The underwriters have been represented by Latham & Watkins, Washington, D.C. Kirkland & Ellis has, from time to time, represented, and may continue to represent, some of the underwriters in connection with various legal matters and GTCR and some of their affiliates in connection with legal matters. In addition, Latham & Watkins has, from time to time, represented and may continue to represent affiliates of GTCR in connection with legal matters.

EXPERTS

      The consolidated financial statements of American Medical Laboratories, Incorporated and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three year period ended December 31, 2000 included in this prospectus and registration statement have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, given on the authority of that firm as experts in accounting and auditing.

      The combined statements of operations and cash flows of APL Healthcare Group, Inc. and affiliates for the year ended December 31, 1998 and for the nine month period from January 1, 1999 to September 30, 1999 included in this prospectus and registration statement have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules which are part of the registration statement.

      For more information about our company and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s world wide web site at sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the web site of the SEC.

INDEPENDENT AUDITORS’ REPORT

The Stockholders and Board of Directors

American Medical Laboratories, Incorporated:

      We have audited the accompanying consolidated balance sheets of American Medical Laboratories, Incorporated and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Medical Laboratories, Incorporated and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

McLean, Virginia

February 16, 2001 except as to
note 17 which is as of June 12, 2001

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 1999 and 2000
(in thousands, except share data)

	1999	2000

ASSETS

Current assets:

Cash and cash equivalents	$869	$815

Accounts receivable, less allowance for doubtful accounts of $3,564 in 1999 and $10,360 in 2000 (note 3)	51,802	59,269

Receivable from affiliate, less allowance for doubtful accounts of $0 in 1999 and $665 in 2000 (note 6)	680	65

Notes receivable from employees (note 14)	—	126

Inventory	5,456	7,482

Income tax receivable (note 13)	1,603	—

Deferred income taxes (note 13)	2,352	1,001

Prepaid expenses and other current assets	2,955	1,160

Total current assets	65,717	69,918

Property, plant and equipment, net (notes 4 and 8)	24,485	26,635

Intangible assets, net (notes 5 and 7)	100,322	92,867

Notes receivable from officers and directors (note 14)	2,760	2,760

Investment in affiliate (note 14)	—	1,625

Other assets	3,863	3,066

	$197,147	$196,871

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Current liabilities:

Notes payable and capital lease obligations (note 8)	$7,315	$9,578

Accounts payable	12,932	18,866

Accrued expenses (note 9)	31,079	18,148

Total current liabilities	51,326	46,592

Notes payable and capital lease obligations, less current portion (note 8)	114,154	118,157

Notes payable to stockholders (notes 7 and 8)	17,500	17,500

Investment in affiliate (note 6)	1,627	1,908

Deferred income taxes (note 13)	157	1,227

Other liabilities	1,890	1,766

Total liabilities	186,654	187,150

Commitments and contingencies (notes 6, 8, 10, 11, 14, 15, 16 and 17)

Redeemable preferred stock (note 11):

Class A redeemable cumulative 10% preferred stock, $0.01 par value, 60,000 shares authorized, 1,491 shares issued and outstanding in 1999 and 2000, stated at liquidation value	1,909	2,101

Stockholders’ equity (note 12):

Common stock, $0.01 par value, 25,000,000 shares authorized in 1999 and 2000; 20,671,191 and 20,910,495 shares issued in 1999 and 2000, respectively; and 20,671,191 and 20,721,200 shares outstanding in 1999 and 2000, respectively	207	209

Additional paid-in capital	5,802	8,963

Stock-based deferred compensation	—	(2,314)

Treasury stock, 189,295 shares at cost	—	(4)

Retained earnings	2,575	766

Total stockholders’ equity	8,584	7,620

	$197,147	$196,871

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1998, 1999 and 2000
(in thousands, except share and per share data)

	1998	1999	2000

Net revenue	$102,729	$143,436	$260,824

Operating expenses:

Cost of services	72,838	98,531	174,512

Selling, general and administrative	20,181	31,111	55,081

Depreciation and amortization	2,170	4,803	13,690

Total operating expenses	95,189	134,445	243,283

Operating income	7,540	8,991	17,541

Interest expense	927	4,578	15,503

Share in loss of affiliate (note 6)	443	815	281

Other (income) expense	14	100	(1)

Income before income taxes and extraordinary item	6,156	3,498	1,758

Provision for income taxes (note 13)	2,197	1,820	3,375

Income (loss) before extraordinary item	3,959	1,678	(1,617)

Extraordinary item — loss on early extinguishment of debt, net of tax benefit of $261,000 (note 8)	—	442	—

Net income (loss)	3,959	1,236	(1,617)

Less dividends on preferred stock (note 11)	923	462	192

Income (loss) applicable to common stockholders	$3,036	$774	$(1,809)

Net income (loss) per common share — basic and diluted:

Income (loss) before extraordinary item, less preferred dividends	$0.16	$0.06	$(0.09)

Extraordinary item	—	(0.02)	—

Net income (loss) per common share	$0.16	$0.04	$(0.09)

Weighted-average common shares outstanding	18,864,255	19,102,026	20,847,527

Diluted average common shares outstanding	19,569,464	19,813,351	20,847,527

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Years ended December 31, 1998, 1999 and 2000
(in thousands, except share data)

			Stockholders’ Equity
	Class A
	Redeemable					Stock-
	Preferred Stock		Common Stock		Additional	Based
					Paid-in	Deferred	Treasury
	Shares	Amount	Shares	Amount	Capital	Compensation	Stock	Notes Receivable

Balance, December 31, 1997	8,672	$9,238	18,864,255	$189	$189	$—	$—	$(56)

Accrued dividends on redeemable preferred stock (note 11)	—	923	—	—	—	—	—	—

Net income	—	—	—	—	—	—	—	—

Balance, December 31, 1998	8,672	10,161	18,864,255	189	189	—	—	(56)

Repurchase of treasury stock (note 11)	—	—	—	—	—	—	(1,690)	—

Retirement of treasury stock (note 11)	—	—	(344,783)	(3)	(3)	—	1,690	—

Repayment on notes receivable	—	—	—	—	—	—	—	56

Redemption of preferred stock (note 11)	(7,181)	(8,714)	—	—	—	—	—	—

Issuance of stock related to acquisition (note 7)	—	—	2,151,719	21	5,616	—	—	—

Accrued dividends on redeemable preferred stock (note 11)	—	462	—	—	—	—	—	—

Net income	—	—	—	—	—	—	—	—

Balance, December 31, 1999	1,491	$1,909	20,671,191	$207	5,802	—	—	—

Accrued dividends on redeemable preferred stock (note 11)	—	192	—	—	—	—	—	—

Stock options exercised	—	—	239,304	2	3	—	—	—

Deferred compensation related to stock options granted	—	—	—	—	2,761	(2,761)	—	—

Amortization of deferred compensation	—	—	—	—	—	447	—	—

Tax benefit on stock option exercises	—	—	—	—	397	—	—	—

Purchase of treasury stock (note 12)							(4)	—

Net loss	—	—	—	—	—	—	—	—

Balance, December 31, 2000	1,491	$2,101	20,910,495	$209	$8,963	$(2,314)	$(4)	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders’ Equity

		Total
	Retained	Stockholders’
	Earnings	Equity

Balance, December 31, 1997	$449	$771

Accrued dividends on redeemable preferred stock (note 11)	(923)	(923)

Net income	3,959	3,959

Balance, December 31, 1998	3,485	3,807

Repurchase of treasury stock (note 11)	—	(1,690)

Retirement of treasury stock (note 11)	(1,684)	—

Repayment on notes receivable	—	56

Redemption of preferred stock (note 11)	—	—

Issuance of stock related to acquisition (note 7)	—	5,637

Accrued dividends on redeemable preferred stock (note 11)	(462)	(462)

Net income	1,236	1,236

Balance, December 31, 1999	2,575	8,584

Accrued dividends on redeemable preferred stock (note 11)	(192)	(192)

Stock options exercised	—	5

Deferred compensation related to stock options granted	—	—

Amortization of deferred compensation	—	447

Tax benefit on stock option exercises	—	397

Purchase of treasury stock (note 12)	—	(4)

Net loss	(1,617)	(1,617)

Balance, December 31, 2000	$766	$7,620

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998, 1999 and 2000

(in thousands)

	1998	1999	2000

Cash flows from operating activities:

Net income (loss)	$3,959	$1,236	$(1,617)

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	2,170	4,803	13,690

Provision for bad debts	2,259	4,817	13,911

Deferred income taxes	649	1,723	2,421

Share in loss of affiliate	443	815	281

Tax benefit on stock option exercises	—	—	397

Stock compensation	—	—	447

Net loss (gain) on disposal of property, plant and equipment	—	23	(8)

Changes in:

Accounts receivable	(6,681)	(11,229)	(20,213)

Inventory	(441)	(1,769)	(2,026)

Prepaid expenses and other current assets	(64)	268	1,903

Receivable from affiliate	(263)	(374)	(50)

Income tax receivable	—	(1,603)	1,603

Other assets	(21)	(273)	(828)

Accounts payable	(113)	3,174	5,934

Accrued expenses	725	309	(2,905)

Accrued income taxes	(1,578)	(746)	—

Other liabilities	420	536	(124)

Net cash provided by operating activities	1,464	1,710	12,816

Cash flows from investing activities:

Purchase of property, plant and equipment	(2,948)	(5,464)	(8,673)

Net proceeds from disposal of property, plant and equipment	20	8	38

Change in restricted cash	(267)	1,485	—

Investment in affiliate	—	—	(350)

Payments related to business acquisitions	—	(1,000)	(10,026)

Acquisitions of businesses, net of cash acquired	(4,193)	(83,460)	—

Net cash used in investing activities	(7,388)	(88,431)	(19,011)

Cash flows from financing activities:

Borrowings on notes payable and capital lease obligations	96,628	181,192	41,097

Payments on notes payable and capital lease obligations	(90,806)	(76,343)	(34,831)

Issuance of notes to officers and directors	—	(2,760)	—

Issuance of notes to employees	—	—	(126)

Proceeds from shareholder notes	—	56	—

Payments on obligations relating to acquisition	(87)	—	—

Cost of purchase and redemption of preferred stock	—	(8,714)	—

Proceeds from issuance of common stock	—	—	5

Cost of purchase and retirement of treasury stock	—	(1,690)	(4)

Debt issuance costs paid	(24)	(3,845)	—

Bank overdraft	213	(306)	—

Net cash provided by financing activities	5,924	87,590	6,141

Net increase (decrease) in cash and cash equivalents	—	869	(54)

Cash and cash equivalents, beginning of year	—	—	869

Cash and cash equivalents, end of year	$—	$869	$815

(Continued)

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

Years ended December 31, 1998, 1999 and 2000

(in thousands)

	1998	1999	2000

Supplemental disclosure of cash flow information:

Cash paid for interest	$914	$3,543	$13,958

Cash paid for income taxes	3,125	2,017	271

Supplemental schedule of noncash investing and financing activities:

Acquisitions accounted for as a purchase:

Assets acquired	$6,079	$135,281	$—

Less:

Liabilities assumed (including capital lease obligations disclosed in note 6)	1,886	46,184	—

Issuance of stock	—	5,637	—

Acquisitions, net of cash acquired	$4,193	$83,460	$—

Sale of assets in exchange for acquired investment in affiliate	$—	$—	$1,625

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 1998, 1999 and 2000

Note 1 — Organization

      American Medical Laboratories, Incorporated and its subsidiaries (the Company) is a clinical laboratory testing company. The Company’s primary source of revenue is derived from the performance of medical laboratory tests used by physicians to diagnose, treat and monitor diseases and other medical conditions. These tests include esoteric testing as well as routine clinical testing. The Company’s customers include physicians, managed care organizations, hospitals, employers and other clinical laboratories. The Company operates in one reportable segment, the medical laboratory industry. The Company’s main laboratory facilities are located in Chantilly, Virginia and Las Vegas, Nevada. The Company also maintains patient and service centers in various states throughout the United States.

      American Medical Laboratories, Incorporated is a Delaware holding company which was incorporated in 1999. During 1999, the stockholders of AML Inc., contributed all their outstanding stock of AML Inc. to American Medical Laboratories, Incorporated in exchange for the same share class and amounts of stock in American Medical Laboratories, Incorporated. The ownership interests in American Medical Laboratories, Incorporated were the same as the ownership interests in AML Inc. prior to the exchange of shares. Accordingly, the accompanying American Medical Laboratories, Incorporated financial statements include the historical financial information of AML Inc. as if the exchange of shares occurred as of the beginning of the periods presented.

      On October 13, 1999, American Medical Laboratories, Incorporated acquired all of the stock of APL Healthcare Group, Inc. (APL). This business combination was accounted for by the purchase method of accounting (see note 7). Simultaneously with the purchase of stock of APL, Robert R. Belliveau M.D., Thorne J. Butler, M.D. Associated Pathologists, Chartered (APC) sold, assigned, transferred and delivered substantially all of its assets to APL, and the members of APL Properties, LLC (APL Properties) transferred all of the LLC interests to APL. APC is a professional corporation that employs pathologists licensed to practice medicine in Nevada and other states. APL Properties is a limited liability company, formerly owned by six stockholders of APC, that owns the building that APL occupies in Las Vegas, Nevada. Prior to these transactions APL, APC, and APL Properties were commonly controlled. On October 13, 1999, APL entered into a practice management agreement with APC to provide management services to APC. This practice management agreement gives APL a controlling financial interest in APC and therefore APC has been combined with APL for financial reporting purposes.

Note 2 — Summary of Significant Accounting Policies

(a)  Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of American Medical Laboratories, Incorporated, and its wholly owned subsidiaries, AML Inc. (AML), Medical Laboratories Corporation, APL Healthcare Group, Inc. and APL Properties, LLC. The accompanying consolidated financial statements also include the accounts of APC, in which APL has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)  Cash and Cash Equivalents

      Cash and cash equivalents are comprised of cash in banks and highly liquid investments with original maturities of three months or less.

(d)  Revenue Recognition

      The Company operates in one reportable segment, the medical laboratory industry. Revenue from laboratory tests is recorded on the accrual basis at the time test results are reported at the estimated net realizable amounts from patients, third party payors and others for services rendered. The Company is reimbursed for services under fee schedules, contractual and other payor arrangements. Final adjustments to the estimated net realizable amounts are based on final payments from third party payors. The Company provides laboratory testing services to certain managed care organizations under capitated arrangements. Payments are received monthly under these capitated arrangements and are recognized as revenue during the period in which the Company is obligated to provide laboratory testing services to these managed care organizations.

(e)  Accounts Receivable

      Accounts receivable include billed and unbilled revenue for testing performed, and are presented net of an allowance for doubtful accounts and contractual allowances. The allowance for doubtful accounts is an estimate based upon actual historical trends and management’s judgment.

(f)  Property, Plant and Equipment

      Property, plant and equipment are stated at cost, or if acquired under capital leases, at the present value of the future minimum lease payments. Depreciation and amortization are computed using the straight-line method. The estimated useful lives are as follows:

Estimated useful lives

Building	30 years

Office furniture and equipment	5-12 years

Laboratory furniture and equipment	5-12 years

Computer equipment and software	2-7 years

Leasehold improvements	Life of the lease

Vehicles	1.5-5 years

      Expenditures for repairs and maintenance, which do not materially extend the useful lives of property, plant and equipment, are charged directly to expense. Equipment under capital leases is amortized over the estimated useful lives or the term of the lease, if shorter.

(g)  Capitalized Software Costs

      The Company capitalizes purchased software, which is ready for service and capitalizes software development costs incurred on significant projects for internal use in accordance with the provisions of AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

Obtained for Internal Use. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally three to five years.

(h)  Intangible Assets

      Intangible assets, consisting of goodwill and other intangibles are amortized on a straight-line basis over the expected periods to be benefited, 20 years for goodwill, trade names and customer lists and 4 years for assembled workforce.

      The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and other intangibles might warrant revision or that the remaining balance of goodwill and other intangibles may not be recoverable. When factors indicate that goodwill, other intangibles and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted future net cash flows over the remaining life of goodwill, other intangibles and other long-lived assets to determine if impairment has occurred. If this review indicates that the cost of the recorded assets will not be recoverable, the Company writes down the cost to estimated fair value.

(i)  Cost of Borrowing

      Expenses directly related to the issuance of debt are deferred and amortized over the terms of the related debt by the interest method.

(j)  Inventory

      Inventory consists principally of purchased laboratory and medical supplies and is stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (“FIFO”) or average cost methods.

(k)  Investment

      The Company records its 49 percent-owned affiliate, Shared Laboratory Services, LLC, on the equity method of accounting. The Company records its investment in LabPortal, Inc. under the cost recovery method.

(l)  Interest Rate Swap

      The Company has an interest rate swap agreement to manage interest rate exposure. The agreement is accounted for on an accrual basis. Amounts to be paid or received under this agreement are recognized over the life of the related debt and are included in interest expense.

(m)  Income Taxes

      Income taxes are accounted for in accordance with Financial Accounting Standards Board Statement No. 109 (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(n)  Net Income (Loss) Per Common Share

      Basic net income (loss) per common share is computed by dividing net income (loss), less accrued preferred stock dividends, by the weighted-average number of common shares outstanding and diluted net income (loss) per common share is computed using the weighted-average number of common shares outstanding and dilutive stock options, using the treasury stock method.

      The following table reconciles the weighted-average common shares used in the basic net income (loss) per common share calculation and the weighted-average common shares and common share equivalents used in the diluted net income (loss) per common share calculation:

	1998	1999	2000

Weighted-average common shares (basic)	18,864,255	19,102,026	20,847,527

Employee stock option equivalent shares	705,209	711,325	—

Weighted-average common shares and common share equivalents (diluted)	19,569,464	19,813,351	20,847,527

      The Company has securities outstanding that could potentially dilute basic net income per share in the future, but were excluded from the net loss per share calculations for the year ended December 31, 2000, because the effect would be anti-dilutive. These securities outstanding consisted of 846,244 employee stock option equivalent shares at December 31, 2000.

(o)  Fair Value of Financial Instruments

      The fair value of cash and cash equivalents, accounts receivable, receivable from affiliate, notes receivable from employees, officers, and directors, accounts payable, accrued expenses, and capital lease obligations are equivalent to their carrying value due to the short-term maturity of those instruments. The carrying values of the Company’s revolving credit facility and long-term debt (see note 8) are considered to be representative of their respective values as their interest rates are based on market rates.

(p)  Stock Option Plan

      The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation is based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the exercise price.

(q)  New Accounting Pronouncements

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, is effective January 1, 2001. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Gains and losses on derivatives designated as cash flow hedges will be recorded in other comprehensive income and will be reclassified to earnings in a manner that matches

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges will be recognized in earnings.

      Management believes adoption of this standard and related transaction adjustments will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. In accordance with the transition provisions of SFAS No. 133, on January 1, 2001 the Company recorded a net-of-tax cumulative effect-type adjustment of $0.6 million in accumulated other comprehensive income.

(r)  Reclassifications

      Certain amounts in the prior years have been reclassified to conform with current year presentation.

Note 3 — Accounts Receivable, net

      Accounts receivable, net consists of the following at December 31:

	1999	2000

	(in thousands)

Gross accounts receivable	$55,366	$69,629

Less: allowance for doubtful accounts	3,564	10,360

	$51,802	$59,269

      Gross accounts receivable include unbilled receivables of $6.9 million and $10.1 million at December 31, 1999 and 2000, respectively.

      The Company grants credit without collateral to its customers, which are composed primarily of health care providers, Medicare and other health plans. The mix of receivables from patients and third-party payors was as follows at December 31:

	1999	2000

Medicare	14%	13%

Blue Cross Blue Shield	6	5

Private insurers	29	29

All others (none greater than 5%)	51	53

	100%	100%

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

Note 4 — Property, Plant and Equipment

      Property, plant and equipment consists of the following at December 31:

	1999	2000

	(in thousands)

Land	$1,091	$1,091

Buildings	6,964	7,792

Office furniture and equipment	1,593	2,155

Laboratory furniture and equipment	4,679	5,344

Computer equipment and software	11,926	15,197

Leasehold improvements	2,479	3,293

Vehicles	782	927

	29,514	35,799

Less accumulated depreciation and amortization	5,029	9,164

Property, plant and equipment, net	$24,485	$26,635

Note 5 — Intangible Assets

      Intangible assets consist of the following at December 31:

	1999	2000

	(in thousands)

Patents	$4,309	$—

Non-Compete Agreements	2,332	1,026

Work force	—	7,300

Customer list	64,965	26,000

Trade names	—	26,000

Goodwill	30,854	41,746

	102,460	102,072

Less accumulated amortization	2,138	9,205

Intangible assets, net	$100,322	$92,867

Note 6 — Investment in Affiliate — Shared Laboratory Services, L.L.C.

      The Company has a 49 percent ownership in Shared Laboratory Services, L.L.C. (SLS). The remaining 51 percent is shared equally among four hospitals in the Norfolk and Virginia Beach, Virginia area. All five owners have equal voting power on day to day operating matters. SLS provides core laboratory services for the four hospitals as well as community outreach services. The Company provides laboratory testing services to SLS. As part of the agreement, the Company has guaranteed 49 percent of $3.8 million of SLS debt. Since the Company has guaranteed the debt of SLS, the Company has provided for its share of additional losses to the extent of the Company’s exposure under the guarantee. The Company recorded its share of SLS losses of approximately $443,000, $815,000 and $281,000 for the years ended December 31, 1998, 1999 and 2000, respectively. The Company has outstanding net receivables from SLS of approximately $680,000 and $65,000 at December 31, 1999 and 2000, respectively, for lab work referred to AML and billing services provided to SLS. Due to deterioration in SLS’ operations in 2000, the Company recorded approximately $665,000 of bad debt expense in 2000 on the outstanding receivables from SLS.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

      The Company’s net investment (excluding receivables), classified as a liability, is summarized as follows:

	1999	2000

	(in thousands)

Initial investment	$490	$490

Accumulated losses	(2,117)	(2,398)

	$(1,627)	$(1,908)

Note 7 — Acquisitions

(a)  Providence Laboratory Associates

      On June 5, 1998, the Company purchased certain assets and liabilities of Providence Laboratory Associates (PLA). The business combination was accounted for as a purchase. The purchase price exceeded the fair value of net assets acquired by approximately $6.0 million, which is being amortized on a straight-line basis over 20 years.

      The purchase price of approximately $4.2 million, including acquisition costs, has been allocated to the fair value of assets and liabilities acquired as follows (amounts in thousands):

Inventory	$117

Property and equipment	548

Other assets	147

Non-compete agreements	530

Goodwill	5,437

Lease obligations	(1,268)

Accrued liabilities	(1,318)

Total	$4,193

      Contingency payments of $2.0 million, $1.0 million of which was paid on August 10, 1999 and the remaining $1.0 million was paid on August 4, 2000, were allocated to the purchase price in 1999. In 1999, the Company also increased goodwill related to the PLA purchase as a result of a change in estimate relating to a liability assumed on a non-cancelable lease obligation for PLA operations which were closed as of the date of acquisition. The Company is obligated through November 30, 2001 under this lease agreement. In estimating the liability to be recorded at the date of acquisition, the Company assumed it would take approximately one year to sublease the space to another tenant. The Company has been unable to sublease the space. Accordingly, in 1999, the Company recorded the estimated present value of the future lease payments of approximately $700,000 as an adjustment to the cost of the acquisition.

(b)  APL Healthcare Group, Inc. and Affiliates

      On October 13, 1999, the Company purchased all of the outstanding capital stock of APL. The acquisition of APL has been recorded in the Company’s consolidated financial statements under the purchase method of accounting and the operating results of APL have been included in the Company’s consolidated results of operations from the date of acquisition.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

      The acquisition was effected through the payment of approximately $64.3 million in cash, and the stock issued in the acquisition assumption of debt of approximately $17.8 million, the issuance of $17.5 million in convertible subordinated promissory notes to the former shareholders of APL and the issuance of common stock of the Company valued at $5.6 million. The assets acquired and liabilities assumed were recorded at estimated fair values. The Company obtained independent appraisals of the stock issued in the acquisition, the fair value of the acquired property, plant and equipment, identified intangible assets and their remaining useful lives. The final purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition and the balance of $28.8 million was recorded as goodwill and is being amortized over 20 years on a straight-line basis. The portion identified as identifiable intangibles includes customer lists, trade names and an assembled workforce. These intangibles were valued at $59.3 million and are being amortized on a straight-line basis over their estimated useful lives, between 4-20 years.

      The final purchase price, including acquisition costs of approximately $2.0 million, was allocated as follows (amounts in thousands):

Cash	$526

Receivables	24,093

Inventory	1,996

Plant, property, and equipment	16,341

Deferred tax asset	4,313

Other assets	714

Customer list and other intangibles	59,300

Goodwill	28,747

Notes payable and capital lease obligations	(4,148)

Accounts payable, accrued expenses and other liabilities assumed	(24,638)

$107,244

      The following unaudited pro forma results of operations for the years ended December 31, 1998 and 1999 have been prepared as if the acquisitions described above had occurred on January 1, 1998.

	Years ended December 31,

	1998	1999

	(in thousands, except per
	share data)

Net revenue	$197,979	$225,636

Net loss before extraordinary item	(1,642)	(92)

Less dividends on preferred stock	923	462

Pro forma net loss applicable to common shareholders before extraordinary item	$(2,565)	$(554)

Basic and diluted net loss per share to common shareholders	$(0.12)	$(0.03)

      The historical financial results of the Company for 1998 and 1999 have been adjusted primarily for the historical results of PLA in 1998 and APL in 1998 and 1999, an increase in interest expense due to the additional debt incurred to purchase APL, the elimination of salaries and bonuses in excess of contractual obligations of the former owners and key members of management of APL, an

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

increase in amortization of intangible assets and goodwill, and the pro forma tax effects of the acquisitions of PLA and APL.

      The unaudited pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented or of future operations of the combined operations.

Note 8 — Notes Payable and Capital Lease Obligations

      Notes payable and capital lease obligations consist of the following at December 31:

	1999	2000

	(in thousands)

Term A loan, payable through 2004; 10.06% interest rate at December 31, 2000	$50,000	$44,000

Term B loan, payable through 2006; 10.69% interest rate at December 31, 2000	65,000	64,188

Revolving notes, principal due October 13, 2004 (11.36% weighted average interest rate for 2000)	2,100	15,500

Mortgage note, payable through 2007 collateralized by certain real property and the personal guarantee of the former APL shareholders; 8.71% interest rate at December 31, 2000	3,466	3,390

Note payable in January 2001; 7.5% interest rate at December 31, 2000	54	57

Various capital lease obligations for laboratory equipment, furniture and office equipment and vehicles; interest ranging from 5.68% to 11.0%; remaining principal balance plus unpaid interest with varying maturity dates through August 2004. Gross amount of assets under capital lease obligations of $2.5 million at December 31, 1999 and 2000, respectively	849	600

	121,469	127,735

Less current portion	7,315	9,578

	$114,154	$118,157

(a)  Term Notes and Revolving Credit Agreements

      On October 13, 1999, the Company entered into a $140.0 million senior credit facility with the Bankers Trust Company. The senior credit facility consists of a Term A loan of $50.0 million, a Term B loan of $65.0 million, a revolving line of credit of $25.0 million of which $15.5 million was drawn as of December 31, 2000. Commitment fees under this senior credit facility totaled approximately $26,000 and $49,000 in 1999 and 2000, respectively. APL entered into a $2.5 million line of credit agreement on December 28, 1999 with the Bankers Trust Company in favor of the state of Nevada, Department of Insurance, as beneficiary, of which $0 was drawn as of December 31, 2000. The senior credit facility is secured by the Company’s underlying assets. Under the terms and conditions of the senior credit facility, the Company is subject to certain financial and reporting covenants. At December 31, 2000, the Company was not in compliance with the senior leverage ratio covenant in the senior credit facility. A waiver for this violation was received from the Bankers Trust Company on January 10, 2001. The Company was in compliance with all other financial debt covenants at December 31, 2000. See also note 17.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

(b)  Notes Payable to Stockholders

      Notes payable to stockholders consists of the following at December 31:

	1999	2000

	(in thousands)

Notes payable to the former stockholders of APL; interest at 10% per annum; payable semi-annually on June 30 and December 31; principal balance due on October 13, 2006	$17,500	$17,500

      The notes payable to stockholders are subject to prepayment without penalty at the Company’s option and at the note holders’ option from the date of consummation of an initial public offering or sale of the Company until the seventh anniversary of the date of the notes. The note holders’ prepayment options are subject to receiving the consent of the holders of the firm and revolving notes described above and the underwriters of the initial public offering. The notes payable are subordinated to all other debt of the Company.

      These notes are convertible at the option of the note holders into shares of the Company’s common stock simultaneously with an initial public offering at a share value equal to 80 percent of the price per share paid by the public in the initial public offering.

      Maturities of notes payable and capital lease obligations are as follows:

	Notes payable	Capital leases

	(in thousands)

2001	$9,303	$315

2002	11,505	195

2003	14,264	125

2004	37,654	37

2005	41,303	—

Thereafter	30,606	—

	144,635	672

Less interest payments	—	72

	$144,635	$600

(c)  Extraordinary Item — Early Extinguishment of Debt

      In conjunction with the acquisition of APL, the Company repaid the entire amount outstanding under its then existing credit agreement with Heller Financial, Inc. The extraordinary loss recorded in 1999 represented approximately $703,000 ($442,000 net of tax) of deferred financing costs written off in connection with the early extinguishment of the related credit agreement.

(d)  Interest Rate Swap Agreement

      The Company has entered into an interest rate swap agreement to reduce its exposure to adverse fluctuations in interest rates related to the Company’s outstanding term notes payable. The Company does not utilize financial instruments for trading or other speculative purposes. The agreement entitles the Company, on a quarterly basis, to receive a LIBOR-based floating rate of interest and pay a fixed rate of interest of 6.6 percent at December 31, 2000 plus a margin which equaled 3.25 percent at

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

December 31, 2000. The interest rate swap has a total notional amount of $58.0 million and expires on December 23, 2002.

      The differential to be paid or received under the swap agreement is accrued as the interest rates change and is recognized over the life of the agreement. As a result of the swap agreement, interest expense increased by approximately $67,000 and $76,000 in 1999 and 2000, respectively. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. The Company, however, does not anticipate nonperformance by the counterparty.

Note 9 — Accrued Expenses

      Accrued expenses consists of the following at December 31:

	1999	2000

	(in thousands)

Accrued salaries, bonus, and payroll withholding	$3,075	$4,417

Accrued sick leave and vacation	5,297	4,882

Accrued expenses	9,519	8,849

Accrued loss on capitated contacts	1,223	—

Accrued acquisition liabilities	10,026	—

Declared contributions	1,939	—

	$31,079	$18,148

Note 10 — Lease Commitments

      The Company has an operating lease for its Chantilly, Virginia laboratory facility. The lease is for 20 years with two five-year renewal options. The lease requires annual lease payments of approximately $3.9 million, plus property taxes, through 2004. Beginning in 2005 and through the remainder of the lease, a 2.5 percent annual escalator applies.

      The Company also leases various equipment, patient and service center facilities, and other office space under noncancelable lease arrangements expiring at various dates through December 2005.

      Future minimum lease payments under these noncancelable operating leases are as follows (amounts in thousands):

2001	$6,591

2002	5,673

2003	4,884

2004	4,589

2005	4,622

Thereafter	53,558

$79,917

      Total rent expense under all operating leases was approximately $6.5 million, $6.9 million and $8.6 million for the years ended December 31, 1998, 1999 and 2000, respectively.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

Note 11 — Class A Redeemable Preferred Stock

      The Company’s Certificate of Incorporation authorizes the issuance of 60,000 shares of Class A redeemable preferred stock with a par value of $0.01 per share. As of December 31, 2000, 1,491 shares have been issued for $1,000 per share or approximately $1.5 million. Dividends accrue at the rate of 10 percent per annum on the sum of the liquidation value ($1,000 per share) plus all accumulated and unpaid dividends thereon. Accumulated and unpaid preferred stock dividends totaled approximately $418,000 or $281.00 per share and $610,000 or $410.00 per share as of December 31, 1999 and 2000, respectively. All Class A preferred shares must be redeemed by the Company on December 31, 2007 at a price equal to the liquidation value plus all accrued and unpaid dividends. The Company may redeem any or all of the shares at any time prior to that date. In addition, the Company shall, at the request of a majority of the Class A preferred stockholders, redeem the shares at the liquidation value plus accrued dividends at the time of a public offering or if a change in ownership of the Company, as defined, were to occur. Under certain circumstances, including bankruptcy and failure to pay all accrued preferred dividends by December 31, 2003, the preferred stockholders may require their shares to be immediately redeemed or they may gain voting majority of the Company’s Board of Directors. The Company may not pay dividends on common stock without the consent of a majority of preferred stockholders. Preferred stockholders shall be entitled to 1,750 votes per share on all matters to be voted on by the Company’s stockholders.

      On May 5, 1999, AML repurchased and retired 7,181.46 shares of Class A preferred stock. The aggregate redemption price was approximately $8.7 million, of which approximately $7.2 million related to the aggregate liquidation value of the shares and the remaining $1.5 million related to accrued and unpaid dividends.

Note 12 — Stockholders’ Equity

(a)  Common Stock

      The Company’s Certificate of Incorporation authorizes the issuance of 25.0 million shares of common stock, with a par value of $.01 per share. On December 16, 1998, the Company effected a five-for-one stock split on the Company’s common stock. All common stock and common stock per share amounts were retroactively restated for all periods presented to reflect this split. At December 31, 2000, 20,910,495 shares of common stock have been issued for $.01 per share or $209,105. Common stockholders may cast one vote per share regarding matters to be voted on by the Company’s stockholders.

(b)  Treasury Stock

      During 1999 and 2000, the Company repurchased 344,783 and 189,295 shares of common stock, respectively, at an aggregate cost of $1.7 million that resulted in a decrease in the Company’s stockholder’s equity. The Company retired 344,783 shares in 1999 and 189,295 shares remain as treasury stock at December 31, 2000. The difference between the cost of treasury shares retired and the original issue price was charged as a reduction to retained earnings (see note 14 (c)).

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

Note 13 — Income Taxes

      Provision for income taxes on income before income taxes and extraordinary item consists of the following:

	Years ended December 31,

	1998	1999	2000

	(in thousands)

Current:

Federal	$1,304	$—	$332

State	244	—	278

Total current	1,548	—	610

Deferred:

Federal	575	1,650	2,514

State	74	170	251

Total deferred	649	1,820	2,765

Total	$2,197	$1,820	$3,375

      The tax benefit associated with the extraordinary charge from the early extinguishment of debt in 1999 is approximately $261,000. A reconciliation of tax expense computed at the statutory federal tax rate on income from operations before income taxes and extraordinary item to the actual income tax expense is as follows:

	Years ended December 31,

	1998	1999	2000

	(in thousands)

Tax provision computed at the statutory rate	$2,093	$1,224	$615

State income taxes, net of federal income tax provision	230	110	344

Intangibles amortization and other book expenses not deductible for tax purposes	47	483	2,379

Other	(173)	3	37

Total income tax expense	$2,197	$1,820	$3,375

      Deferred income taxes reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

      Significant components of deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows:

	1999	2000

	(in thousands)

Deferred tax assets:

Bad debt reserves	$(992)	$(2,510)

Deferred stock-based compensation	—	(178)

Accrued compensation costs	(4,464)	(930)

Investment in affiliate	(247)	(378)

Deferred rent	(459)	(662)

Reserves and other non-deductible accruals	(525)	(1,016)

Net operating loss carryforwards	(397)	—

Other	(214)	(459)

Total deferred tax assets	(7,298)	(6,133)

Deferred tax liabilities:

Prepaid expenses	1,511	2,675

Deferred compensation	942	234

Accelerated depreciation	1,542	2,415

Accelerated amortization	370	419

Loss contingency	540	—

Non accrual experience method for uncollectible receivables	—	441

Other	198	175

Total deferred tax liabilities	5,103	6,359

Net deferred tax liabilities (assets)	$(2,195)	$226

      At December 31, 2000, the Company had no net operating loss carryforwards available for federal and state income tax purposes.

Note 14 — Related Party Transactions

(a)  Notes Receivable from Officers and Directors

      The Company held various notes receivable from officers and directors of the Company with balances totaling approximately $2.8 million at December 31, 1999 and 2000. These notes bear interest rates ranging from 8 percent to 10 percent, which are compounded annually, commencing on December 31, 1999. The notes are payable on the earlier of December 31, 2005 or in the event of the sale of the Company, at the time of the sale. The loans are collateralized by the stockholders’ interest in the Company, totaling 4,163,871 shares of the Company’s common stock, and 944.93 shares of the Company’s Class A redeemable preferred stock.

(b)  Notes Receivable from Employees

      The Company held approximately $126,000 in employee notes receivable at December 31, 2000. These notes bear interest at 7.0 percent, compounded annually. These employee notes are payable by December 31, 2001, provided that if prior to this date, the employee receives any cash proceeds in connection with employees’ ownership in the Company, whether from a dividend, distribution or sale of such common stock, employee shall prepay any amounts owed by applying all such proceeds first to any accrued interest and second to any principal then outstanding.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

(c)  Repurchase of Common Stock

      In April 1999, the Company repurchased approximately 293,779 shares of common stock from the Chairman and Chief Executive Officer of the Company for approximately $1.4 million in cash. In August 1999, the Company repurchased 51,004 shares of common stock from an officer of the Company for $250,000 in cash. All common stock repurchased in 1999 was at fair value as determined by the Company’s Board of Directors. In August 2000, the Company repurchased 189,295 shares of common stock, at cost, from a director of the Company for approximately $4,000 in cash.

(d)  Professional Services Agreement with Stockholder

      The Company has entered into a professional services agreement with a stockholder of the Company, whereby the stockholder is to provide financial and management consulting services to the Company for up to $150,000 per year. The agreement stipulates a one-percent investment fee to be paid to the stockholder at the time of certain debt or equity financings. The agreement also includes a success fee to be paid to the stockholder upon the earlier of the sale of the Company at an aggregate implied common equity value of at least $40.0 million or upon the consummation of a public offering. The success fee will be equal to $1.4 million plus 8 percent interest per year, compounded annually, from October 1999 through the date of payment.

(e)  Investment in Affiliate

      On October 24, 2000, the Company sold approximately $1.6 million of internally developed computer software to LabPortal, Inc. in exchange for 2,000 shares of Class A preferred stock with a liquidation value of $1,000 per share. Dividends shall accrue at a rate of 10 percent per annum, compounded annually. Accumulated and unpaid dividends totaled approximately $33,000 at December 31, 2000. All outstanding Class A preferred shares shall be redeemable on December 31, 2007 at a price equal to the liquidation value plus all accrued and unpaid dividends. The Company has accounted for the investment under the cost recovery method.

(15) Employee Benefit Plans

(a)  Cash Deferred Profit-Sharing Plan

      The Company has various employee benefit plans including a cash deferred profit-sharing plan and a 401(k) plan for employees. The Company made contributions to these plans of approximately $565,000, $829,000 and $1.6 million for the years ended December 31, 1998, 1999 and 2000, respectively.

      In December 1998 and 1999, the Company’s Board of Directors declared a $1.7 million and $1.9 million contribution, respectively, to the cash deferred profit-sharing plan for the years ended December 30, 1998 and 1999, and recorded a related liability. The contribution is recorded as a deferred compensation asset and is amortized to compensation expense ratably during the year following declaration as the services of employees are rendered to the Company. The Company did not declare a contribution to the cash deferred profit-sharing plan in 2000.

(b)  Stock Option Plan

      The Company adopted an amended stock option plan (the “Plan”) in October 1999. The Company amended this Plan in 2000 to increase the number of options that can be granted under the Plan to 1,725,130 options. The Plan was originally adopted by AML Inc. in May 1997. Options to

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

purchase common stock under the Plan are granted to employees of the Company at prices determined by the Board of Directors.

      The Company applies APB Opinion No. 25 in accounting for its Plan. The Company records deferred compensation for the difference between the exercise price of stock options granted and the fair value of the Company’s common stock at the date of issuance or grant. The deferred compensation is amortized over the vesting period of the related options, which is generally five years. Gross deferred compensation recorded for the year ended December 31, 2000 totaled $2.8 million and related amortization amounted to $0.4 million. Options to purchase common stock under the Plan were granted to employees at fair market value as determined by the Board of Directors during 1998 and 1999. Options vest beginning one year after date of grant over a five-year period. No options shall be granted or shares of common stock issued under the Plan after December 31, 2006. Had the Company determined compensation costs based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income (loss) would have been reduced (increased) to the pro forma amounts indicated below:

	Years ended December 31,

	1998	1999	2000

	(in thousands, except per
	share data)

Net income (loss) available to common shareholders:

As reported	$3,036	$774	$(1,809)

Pro forma	$3,027	$713	$(1,955)

Net income (loss) per share:

As reported	$0.16	$0.04	$(0.09)

Pro forma	$0.16	$0.04	$(0.09)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	1998	1999	2000

Dividend yield	—%	—%	—%

Risk-free interest rate	4.5%	5.4%	6.3%

Expected volatility	0.1%	0.1%	0.1%

Expected holding period in years	5	5	5

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

      A summary of the status of the Company’s stock options as of December 31, 1998, 1999 and 2000 and changes during the years then ended is presented below.

	1998		1999		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding at beginning of year	365,000	$0.02	722,000	$0.02	845,000	$0.74

Granted	362,000	0.02	125,000	4.90	1,044,000	5.95

Exercised	—	—	—	—	(239,304)	0.02

Forfeited	(5,000)	0.02	(2,000)	0.02	(166,125)	3.83

Outstanding at end of year	722,000	0.02	845,000	0.74	1,483,571	4.18

Options exercisable at end of year	90,000	0.02	253,500	0.02	165,088	0.65

Weighted-average fair value of options granted during the year	$0.67		$1.16		$4.42

      The following table summarizes information about stock options outstanding at December 31, 2000:

Options outstanding				Options exerciseable

		Weighted-	Weighted-		Weighted-
		average	average		average
Exercise		remaining	exercise		exercise
prices	Number	contractual life	price	Number	price

$0.02	442,071	6	$0.02	143,838	$0.02
4.90	843,500	6	4.90	21,250	4.90
10.40	198,000	6	10.40	—	—

$0.02 – $10.40	1,483,571	6	$4.18	165,088	$0.65

Note 16 — Contingencies

      The Company is involved in legal actions and disputes arising in the ordinary course of business. With respect thereto, the Company believes that it has adequate legal defenses and insurance coverage and believes that their ultimate outcome will not have a material adverse effect on the Company’s financial position.

Note 17 — Subsequent Event

      On June 12, 2001, the Company amended its senior credit facility with its bank group led by Bankers Trust Company as agent and also entered into a senior subordinated loan agreement with two of its shareholders. See note 8. The amendment to the senior credit facility provided for the waiver of the violation of certain financial covenants at March 31, 2001, for the establishment of revised financial covenants, and for the approval by the bank group of the senior subordinated loan agreement.

      Under the terms of the senior subordinated loan agreement, the Company issued $15.0 million of notes which mature in June 2008 and bear interest at 14.0 percent per year. Proceeds from the issuance were used to pay down the revolving notes under the senior credit facility. Interest on the notes is paid-in-kind (added to principal) until the Company achieves certain financial ratios. In

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
December 31, 1998, 1999 and 2000

addition, the Company issued warrants to the two subordinated lenders which granted them the right to purchase a total of 1,168,673 shares of the Company’s common stock at an exercise price of $0.01 per share. The fair value of the warrants was determined to be $2.69 per warrant based on an independent valuation of the Company as of June 1, 2001. Accordingly, the Company recorded a discount on the notes of approximately $3.2 million. Each lender exercised its stock purchase warrant on June 12, 2001. A portion of the loan proceeds was deemed payment of the purchase price of the warrants. The senior subordinated loan agreement includes provisions which require the Company to meet certain financial and reporting covenants.

AMERICAN MEDICAL LABORATORIES,

INCORPORATED AND
SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2001 AND

FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2000 AND 2001

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2000 and September 30, 2001
(in thousands except share data)

	December 31,	September 30,
	2000	2001

	(audited)	(unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$815	$3,522

Accounts receivable, less allowance for doubtful accounts of $10,360 in 2000 and $13,679 in 2001	59.269	64,981

Receivable from affiliate, less allowance for doubtful accounts of $665 in 2000 and 2001	65	58

Notes receivable from employees	126	460

Inventory	7,482	7,789

Deferred income taxes	1,001	—

Prepaid expenses and other current assets	1,160	1,119

Total current assets	69,918	77,929

Property, plant, and equipment, net	26,635	30,791

Intangible assets, net	92,867	87,828

Notes receivable from officers and directors	2,760	2,760

Investment in affiliate	1,625	1,625

Other assets	3,066	2,976

	$196,871	$203,909

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Current liabilities:

Notes payable and capital lease obligations	$9,578	$11,273

Accounts payable	18,866	17,171

Accrued expenses	18,148	20,175

Deferred income taxes	—	848

Total current liabilities	46,592	49,467

Notes payable and capital lease obligations, less current portion	118,157	105,606

Senior subordinated debt, net	—	11,978

Notes payable to stockholders	17,500	17,500

Investment in affiliate	1,908	1,908

Deferred income taxes	1,227	147

Other liabilities	1,766	4,696

Total liabilities	187,150	191,302

Redeemable preferred stock:

Class A redeemable cumulative 10% preferred stock, $0.01 par value, 60,000 shares authorized, 1,491 shares issued and outstanding in 2000 and 2001, stated at liquidation value	2,101	2,259

Stockholders’ equity:

Common stock, $0.01 par value, 25,000,000 shares authorized, 20,910,495 and 22,190,344 shares issued and 20,721,200 and 22,001,049 shares outstanding in 2000 and 2001, respectively	209	222

Additional paid-in capital	8,963	12,649

Stock-based deferred compensation	(2,314)	(1,900)

Treasury stock, 189,295 shares, at cost	(4)	(4)

Notes receivable from stockholders	—	(545)

Retained earnings	766	1,662

Accumulated other comprehensive loss	—	(1,736)

Total stockholders’ equity	7,620	10,348

	$196,871	$203,909

See accompanying notes to unaudited condensed consolidated statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Nine Months ended September 30, 2000 and 2001
(in thousands, except per share data)

	Nine months	Nine months
	ended	ended
	September 30, 2000	September 30, 2001

Net revenue	$196,329	$221,500

Operating expenses:

Cost of services	128,643	148,970

Selling, general and administrative	41,508	44,224

Depreciation and amortization	10,059	11,017

Total operating expenses	180,210	204,211

Operating income	16,119	17,289

Interest expense	11,451	11,687

Share in loss of affiliate	281	—

Other expense	5	25

Income before income taxes	4,382	5,577

Provision for income taxes	3,449	4,523

Net income	933	1,054

Less dividends on preferred stock	143	158

Income applicable to common stockholders	$790	$896

Net income per common share — basic and diluted	$0.04	$0.04

Weighted-average common shares outstanding	20,828	21,209

Diluted average common shares outstanding	21,697	21,676

See accompanying notes to unaudited condensed consolidated statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE

PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Period from December 31, 2000 to September 30, 2001

(in thousands, except share data)

			Stockholders’ Equity
	Class A
	Redeemable					Stock		Notes
	Preferred Stock		Common Stock		Additional	Based		Receivable
					Paid-in	Deferred	Treasury	from
	Shares	Amount	Shares	Amount	Capital	Compensation	Stock	Stockholders

Balance, December 31, 2000	1,491	$2,101	20,910,495	$209	$8,963	$(2,314)	$(4)	—

Transition adjustment for change in accounting principle — SFAS No. 133	—	—	—	—	—	—	—	—

Issuance of warrants	—	—	—	—	3,142	—	—	—

Issuance of stock on exercise of warrants	—	—	1,168,673	12	—	—	—	—

Issuance of stock in exchange for notes from stockholders	—	—	111,176	1	544	—	—	(545)

Amortization of deferred compensation	—	—	—	—	—	414	—	—

Accrued dividends on redeemable preferred stock	—	158	—	—	—	—	—	—

Net income	—	—	—	—	—	—	—	—

Other comprehensive loss	—	—	—	—	—	—	—	—

Balance, September 30, 2001	1,491	$2,259	22,190,344	$222	$12,649	$(1,900)	$(4)	$(545)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders’ Equity

		Accumulated
		Other	Total
	Retained	Comprehensive	Stockholders’
	Earnings	Loss	Equity

Balance, December 31, 2000	$766	—	$7,620

Transition adjustment for change in accounting principle — SFAS No. 133	—	(637)	(637)

Issuance of warrants	—	—	3,142

Issuance of stock on exercise of warrants	—	—	12

Issuance of stock in exchange for notes from stockholders	—	—	—

Amortization of deferred compensation	—	—	414

Accrued dividends on redeemable preferred stock	(158)	—	(158)

Net income	1,054	—	1,054

Other comprehensive loss	—	(1,099)	(1,099)

Balance, September 30, 2001	$1,662	$(1,736)	$10,348

See accompanying notes to unaudited condensed consolidated statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
Nine Months Ended September 30, 2000 and 2001
(in thousands)

	Nine months
	ended
	September 30,

	2000	2001

Cash flows from operating activities:

Net income	$933	$1,054

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	10,059	11,017

Amortization of debt discount	—	133

Provision for bad debts	11,052	9,965

Deferred income taxes	2,019	1,704

Share in loss of affiliate	281	—

Stock compensation	309	414

Loss on disposal of property, plant and equipment	—	43

Net changes in operating assets and liabilities	(15,322)	(15,989)

Net cash provided by operating activities	9,331	8,341

Cash flows from investing activities:

Purchases of property and equipment	(5,653)	(9,187)

Net proceeds from disposal of property, plant and equipment	5	33

Investment in affiliate	(350)	—

Payments related to business acquisition	(10,026)	—

Net cash used in investing activities	(16,024)	(9,154)

Cash flows used in financing activities:

Borrowings on notes payable and capital lease obligations	36,154	16,263

Payments on notes payable and capital lease obligations	(29,235)	(27,119)

Proceeds from senior subordinated notes and warrants	—	15,000

Proceeds from exercise of common stock options	3	—

Deferred financing charges	—	(624)

Net cash provided by financing activities	6,922	3,520

Net increase in cash and cash equivalents	$229	$815

Cash and cash equivalents, beginning of period	$869	$2,707

Cash and cash equivalents, end of period	$1,098	$3,522

Supplemental disclosures of cash flow information:

Cash paid for interest	$8,412	$11,039

Taxes paid	6	1,224

See accompanying notes to unaudited condensed consolidated statements.

American Medical Laboratories, Incorporated

Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2001

Note 1 — Summary of Significant Accounting Policies

      Financial statement note disclosures, normally included in financial statements prepared in conformity with generally accepted accounting principles, have been omitted in these unaudited condensed consolidated financial statements pursuant to the Form 10Q rules and regulations of the Securities and Exchange Commission. However, in the opinion of the Company, the disclosures contained herein are adequate to make the information presented not misleading when read in conjunction with the notes to consolidated financial statements of the Company for the year ended December 31, 2000.

      In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Condensed Consolidated Balance Sheet at September 30, 2001, the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2000 and 2001, the consolidated statement of changes in redeemable preferred stock and stockholders’ equity for the nine months ended September 30, 2001 and the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2000 and 2001.

Note 2 — Senior Subordinated Loan Agreement

      On June 12, 2001, the Company amended its senior credit facility with its bank group led by Bankers Trust Company as agent and also entered into a senior subordinated loan agreement with two of its shareholders. Under the terms of the senior subordinated loan agreement, the Company issued $15.0 million of notes which mature in June 2008 and bear interest at 14.0 percent per year. Proceeds from the issuance were used to pay down the revolving notes under the senior credit facility. Interest on the notes is paid-in-kind (added to principal) until the Company achieves certain financial ratios. In addition, the Company issued warrants to the two subordinated lenders which granted them the right to purchase a total of 1,168,673 shares of the Company’s common stock at an exercise price of $0.01 per share. The fair value of the warrants was determined to be $2.69 per warrant based on an independent valuation of the Company as of June 1, 2001. Accordingly, the Company recorded a discount on the notes of approximately $3.2 million. Each lender exercised its stock purchase warrant on June 12, 2001. A portion of the loan proceeds was deemed payment of the purchase price of the warrants. The senior subordinated loan agreement includes provisions which require the Company to meet certain financial and reporting covenants. The Company was in compliance with these covenants at September 30, 2001.

Note 3 — Related Party Transaction

  Notes Receivable from Stockholders

      In August 2001, the Company loaned approximately $545,000 to three of its stockholders to purchase 111,176 shares of the Company’s common stock. The notes bear interest at 5.02% per annum, compounded annually. The notes are payable on the earlier of December 31, 2005 or in the event of the sale of the Company, at the time of the sale. The notes are secured by 111,176 shares of the stockholders’ common stock.

Note 4 — Derivative Instruments

      The Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as

American Medical Laboratories, Incorporated
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

amended, became effective January 1, 2001. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Gains and losses on derivatives designated as cash flow hedges will be recorded in other comprehensive income and will be reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of the hedges will be recognized in earnings. Effective January 1, 2001, the Company adopted SFAS 133, as amended.

      In December 1999, the Company entered into an interest rate swap agreement to reduce its exposure to adverse fluctuations in interest rates related to the Company’s outstanding term notes payable. The agreement entitles the Company, on a quarterly basis, to receive a LIBOR-based floating rate of interest and pay a fixed rate of interest of 6.6 percent plus a margin. The interest rate swap has a total notional amount of $58.0 million and extends through December 2002.

      In accordance with the transition provisions of SFAS No. 133, on January 1, 2001 the Company recorded a net-of-tax cumulative effect-type adjustment of $0.6 million in accumulated other comprehensive loss. For the nine months ended September 30, 2001, the Company recorded an additional $1.1 million in other comprehensive loss to reflect the change in the fair value since January 1, 2001.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

APL Healthcare Group, Inc.:

      We have audited the accompanying combined statements of operations and cash flows of APL Healthcare Group, Inc. and affiliates for the year ended December 31, 1998 and for the nine months ended September 30, 1999. These combined statements of operations and cash flows are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined statements of operations and cash flows based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of operations and cash flows presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined statements of operations and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of APL Healthcare Group, Inc. and affiliates for the year ended December 31, 1998 and for the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

McLean, Virginia

December 23, 1999

APL HEALTHCARE GROUP, INC. AND AFFILIATES

COMBINED STATEMENTS OF OPERATIONS

Year ended December 31, 1998
and nine months ended September 30, 1999

		Nine months
	Year ended	ended
	December 31,	September 30,
	1998	1999

Net revenue	$90,729,555	$78,414,890

Expenses:

Operating	56,286,320	49,859,848

Selling, general and administrative	14,815,687	9,107,984

Depreciation and amortization	2,531,353	1,907,385

Interest expense	1,353,409	979,488

Provision for bad debts	8,846,141	8,850,311

Other, net	25,220	2,700

Total expenses	83,858,130	70,707,716

Income before income taxes	6,871,425	7,707,174

Provision for income taxes (note 5)	2,619,306	—

Net income	$4,252,119	$7,707,174

See accompanying notes to combined statements of operations and cash flows.

APL HEALTHCARE GROUP, INC. AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

Year ended December 31, 1998 and the
nine months ended September 30, 1999

		Nine months
	Year ended	ended
	December 31,	September 30,
	1998	1999

Cash flows from operating activities:

Net income	$4,252,119	$7,707,174

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	2,531,353	1,907,385

Amortization of loss on capitated contracts	(2,637,625)	(1,948,736)

Provision for bad debts	8,846,141	8,850,311

Deferred income taxes	2,877,789	—

Stock compensation	2,809,704	(1,394,145)

Net loss on disposal of property, plant and equipment	34,307	27,325

Changes in:

Accounts receivable	(9,181,347)	(14,259,866)

Inventory	195,694	(246,431)

Prepaid expenses	(26,497)	(233,592)

Other current assets	77,181	(237,774)

Other assets	118,981	40,344

Accounts payable	152,518	1,245,020

Accrued expenses	547,438	(254,178)

Income tax payable	(258,483)	—

Accrued loss on capitated contracts	—	1,046,966

Net cash provided by operating activities	10,339,273	2,249,803

Cash flows from investing activities:

Net proceeds from disposal of property, plant and equipment	9,950	—

Purchase of property, plant and equipment	(3,125,059)	(1,504,888)

Net cash used in investing activities	(3,115,109)	(1,504,888)

Cash flows from financing activities:

Borrowings on notes payable and capital lease obligations	7,212,631	2,320,604

Payments on notes payable and capital lease obligations	(3,296,832)	(4,678,831)

Borrowings on line of credit	17,390,955	19,180,050

Payments on line of credit	(17,390,955)	(18,000,127)

Dividends paid	(9,960,912)	(900,000)

Net cash used in financing activities	(6,045,113)	(2,078,304)

Net increase (decrease) in cash	1,179,051	(1,333,389)

Cash and cash equivalents, beginning of period	3,201,797	4,380,848

Cash and cash equivalents, end of period	$4,380,848	$3,047,459

Supplemental disclosure of cash flow information:

Cash paid for interest	$1,648,466	$1,252,460

Supplemental schedule of non-cash investing and financing activities:

Capital lease obligation incurred for property and equipment	731,881	176,660

See accompanying notes to combined statements of operations and cash flows.

APL HEALTHCARE GROUP, INC. AND AFFILIATES

Notes to Combined Statements of Operations and Cash Flows
December 31, 1998 and September 30, 1999

Note 1 — Organization

      The accompanying combined statements of operations and cash flows include the accounts of APL Healthcare Group, Inc. (“APL”), Robert R. Belliveau, M.D., Thorne J. Butler, M.D., Associated Pathologists, Chartered (“APC”) and APL Properties, LLC (“APL Properties”) (collectively “the Company”). These entities are combined for financial reporting purposes as all three entities are under common voting control.

      APL is a medical laboratory located in Las Vegas, Nevada. APL was incorporated in Nevada in 1965. APL provides esoteric, specialty and routine testing to hospitals, physicians and other laboratories. APL’s services are used by healthcare providers in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. Approximately 90 percent of APL’s business is with customers in Nevada.

      APC is a privately held professional services firm incorporated in Nevada in 1968. APC currently provides pathology services to acute care hospitals primarily in Nevada and to APL.

      APL Properties was formed by six shareholders of APC in 1997 and owns the building that APL occupies in Las Vegas, Nevada. APL Properties leases the building to APL and collects rental income.

      On October 13, 1999, the Company completed a securities purchase agreement with another independent laboratory company whereby the Company sold all of its capital stock for approximately $105.2 million plus ten percent of the equity of the combined new company. The transaction was effected through receipt of approximately $54.3 million in cash, repayment of all existing debt of approximately $17.8 million (except for a note payable to Bank of America with a balance of approximately $3.5 million at September 30, 1999), receipt of cash placed in escrow of $10.0 million, issuance of $17.5 million of subordinated promissory notes, and the issuance of approximately 2.2 million shares of the acquiror’s, common stock to the stockholders, valued at $5.6 million.

Note 2 — Summary of Significant Accounting Policies

(a)  Principles of Combination

      All significant intercompany transactions have been eliminated in combination.

(b)  Net revenue

      The Company operates in one reportable segment, the medical laboratory industry. Revenue from laboratory tests is recorded at the time the tests are resulted and is reported at the estimated net realizable amounts from patients, third party payors and others for services rendered. The Company is reimbursed for services under fee schedules, contractual and other payor arrangements. Adjustments to the estimated net realizable amounts are based on final payments from third party payors. Revenue from laboratory directorship services is recorded as earned under contractual arrangements with hospitals.

      Losses under laboratory testing contracts with managed care organizations are recognized when it is probable that the expected future costs under a contract will exceed the anticipated future revenues from the contract. During 1995, 1996 and 1999, the Company recorded losses of $11,845,252, $201,872 and $1,046,966, respectively, associated with three managed care contracts. The Company did not record any losses on laboratory testing contracts during 1997 or 1998. The unamortized balance of these accrued losses totaled $2,774,752 and $1,872,982 at December 31, 1998 and September 30, 1999, respectively.

APL HEALTHCARE GROUP, INC. AND AFFILIATES
Notes to Combined Statements of Operations and Cash Flows — (Continued)
December 31, 1998 and September 30, 1999

(c) Cash and Cash Equivalents

      Cash and cash equivalents are comprised of cash in banks and highly liquid investments with original maturities of three months or less.

(d) Property, Plant and Equipment

      Property, plant and equipment are stated at cost, or if acquired under capital leases, at the present value of the future minimum lease payments. Depreciation and amortization are computed using the straight-line method. The estimated useful lives are as follows:

Estimated useful lives

Building	39 years

Laboratory equipment	5-12 years

Computer equipment	5-7 years

Leasehold improvements	10 years

Furniture and fixtures	5-12 years

Software	3-5 years

Transportation equipment	3-5 years

      Expenditures for repairs and maintenance, which do not materially extend the useful lives of property, plant and equipment, are charged directly to expense. Equipment under capital leases is amortized over the estimated useful lives or the term of the lease, if shorter.

(e) Intangible Assets

      Intangible assets, consisting of goodwill and noncompete agreements, are carried at cost and are amortized on a straight-line basis over 5 years. The Company evaluates the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted operating cash flows of the acquired operation.

(f) Income Taxes

  APL

      Effective July 1, 1998, APL changed its tax status from a taxable to a non-taxable enterprise (C to an S Corporation). Under Statement 109, deferred tax assets and liabilities are eliminated when a taxable enterprise becomes a non-taxable enterprise. The effect of eliminating the deferred tax assets was charged to income tax expense upon conversion.

  APC

      For all periods presented in the accompanying combined financial statements, APC is considered an S Corporation as defined under certain sections of the Internal Revenue Code. Accordingly, the accompanying combined financial statements do not include a provision for income taxes for APC.

  APL Properties

      For all periods presented in the accompanying combined financial statements, APL Properties is a partnership; as such, all income tax attributes are passed through to the partners. Accordingly, the accompanying combined financial statements do not include a provision for income taxes for APL Properties.

APL HEALTHCARE GROUP, INC. AND AFFILIATES
Notes to Combined Statements of Operations and Cash Flows — (Continued)
December 31, 1998 and September 30, 1999

(g) Accounting for Stock Based Compensation

      The Company accounts for stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees.

(h) Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 — Lease Commitments

      The Company leases various equipment and office space under noncancelable lease arrangements expiring at various dates through June 1, 2004.

      Total rent expense under all operating leases was $1,084,673 for the year ended December 31, 1998, and $1,041,600 for the nine months ended September 30, 1999.

      The Company has entered into certain non-cancelable agreements in connection with certain capital leases that specify minimum monthly payments for maintenance and reagent supplies. During the year ended December 31, 1998, the Company incurred expenses under these agreements of $1,552,648 and $1,407,963 for the nine months ended September 30, 1999.

Note 4 — Employee Benefit Plan

      The Company sponsors a 401(k) plan for the benefit of all qualified employees. Profit sharing contributions to the plan are discretionary and are determined annually by the Board of Directors. Contributions for the year ended December 31, 1998 were $593,347 and $495,641 for the nine months ended September 30, 1999.

Note 5 — Income Tax Expense

      For all periods presented, APC has elected to be taxed as an S Corporation as defined under certain sections of the Internal Revenue Code, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of APC’s items of income, deductions, losses and credits. As a result of this election, no income taxes on APC’s book income have been recognized in the accompanying combined statements of operations.

      For all periods presented, APL Properties is a partnership; as such, all income tax attributes are passed through to the partners. Accordingly, no income taxes have been recognized in the accompanying combined statements of operations.

      For the year ended December 31, 1998, APL had a change in tax status converting from a taxable to a nontaxable enterprise (C to an S Corporation), effective July 1, 1998. APL was in a net deferred tax asset position at the date of the change in tax status and recognized a charge to income tax expense of $3,037,354 in 1998 as a result of eliminating its net deferred tax assets.

APL HEALTHCARE GROUP, INC. AND AFFILIATES
Notes to Combined Statements of Operations and Cash Flows — (Continued)
December 31, 1998 and September 30, 1999

      Income tax expense consists of the following:

1998

Federal	$2,619,306

State	—

$2,619,306

1998

Current	$(418,048)

Deferred	3,037,354

Total	$2,619,306

      A reconciliation of tax expense computed at the statutory federal tax rate of 34 percent on income from continuing operations before income taxes to the actual income tax expense is as follows:

1998

Tax provision computed at the statutory rate	$2,336,286

Intangibles amortization and other book expenses not deductible for tax purposes	10,351

Income from non-taxable entities combined	(2,764,683)

Elimination of APL’s deferred tax assets due to change in tax status from a taxable to non-taxable enterprise	3,037,352

Total income tax expense	$2,619,306

Note 6 — Insurance

(a) Self Insurance

      The Company is self-insured for medical claims for certain of its employees and for workers compensation up to predetermined amounts. For claims in excess of those amounts, the Company carries certain individual and aggregate stop-loss reinsurance policies. In order to qualify to participate in a self-insured workers compensation program, the Company has provided a $2,500,000 letter of credit in favor of the State of Nevada. The Company also has provided a $120,000 surety bond in favor of the workers compensation carrier.

(b) Medical Malpractice

      The Company has a claims-made professional insurance policy and an occurrence basis general liability insurance policy to cover medical malpractice claims and other incidents. On the professional insurance policy, for the year ended December 31, 1998 and the nine months ended September 30, 1999 the Company was insured for individual claims up to $1,000,000 with a total annual aggregate of up to $5,000,000. Also, for the year ended December 31, 1998 and the nine months ended September 30, 1999, the Company had excess insurance in the amount of $15,000,000 per loss event with an aggregate of $15,000,000. On the general insurance policy, for the year ended December 31, 1998 and the nine months ended September 30, 1999, the Company was insured $1,000,000 per occurrence with a total annual aggregate of up to $2,000,000. Also, for the year ended December 31, 1998 and the nine months ended September 30, 1999, the Company had excess insurance in the amount of $18,000,000 per loss event with an aggregate of $18,000,000.

APL HEALTHCARE GROUP, INC. AND AFFILIATES
Notes to Combined Statements of Operations and Cash Flows — (Continued)
December 31, 1998 and September 30, 1999

      There are known claims and incidents that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted arising from services provided to clients. No accrual for possible losses attributable to incidents that may have occurred but that have not been reported to the Company or insurance carrier has been made in the accompanying combined financial statements because management believes such amounts would be immaterial.

      The Company has provided two letters of credit in the amounts of $150,000 and $100,000 in favor of the insurance carriers.

Note 7 — Stock Compensation

      The Company granted a total of 857 Class B common shares to two executives on January 1, 1998. The shares are subject to forfeiture if employment terminates prior to the end of the prescribed vesting period, which is seven years. The fair value of the shares granted was determined to be the redemption amount outlined in the employment agreements with the two executives. The redemption amount of the stock is calculated on January 1 of each year. The fair value of the stock is calculated as $7,582,255 and $2,615,357 on January 1, 1998 and January 1, 1999, respectively. The fair value is recorded as deferred compensation and is being amortized to selling, general, and administrative expenses as earned over a seven-year vesting period.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, to be paid by the Registrant.

SEC registration fee		$28,750

National Association of Securities Dealers, Inc. filing fee		12,000

New York Stock Exchange listing fee		*

Printing and engraving fees		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue Sky fees and expenses		*

Trustee fees		*

Miscellaneous		*

Total	$	*

      * To be included by amendment

Item 14.  Indemnification of Directors and Officers.

      The registrant is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

      The registrant’s Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law. Registrant maintains a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

Item 15.  Recent Sales of Unregistered Securities.

      During the last three years, AML has issued the following securities without registration under the Securities Act of 1933 as amended (the “Securities Act”):

      On October 13, 1999, Golder, Thoma, Cressey, Rauner Fund V, L.P. and certain members of management and their affiliates acquired a total of 18,519,477 shares of common stock in exchange for an equal number of shares of common stock of AML Inc. and 1,491 shares of preferred stock in exchange for an equal number of shares of preferred stock of AML Inc.

      On October 13, 1999, the sellers of APL acquired a total of 2,151,719 shares of common stock and subordinated promissory notes in the aggregate principal amount of $17.5 million as a portion of the purchase price of APL.

      On June 12, 2001, AML Inc. issued senior subordinated notes to GTCR Capital Partners, L.P. and Jerrold L. Glick in the aggregate principal amount of $15,000,000.

      On June 12, 2001, GTCR Capital Fund, L.P. and Jerrold L. Glick acquired a total of 1,168,673 shares of common stock upon exercise of warrants.

      On August 20, 2001, Messrs. Glick, Brodnik and Bergstrom acquired a total of 111,176 shares of common stock for $4.90 per share.

      During the last three years, certain employees acquired a total of 239,304 shares of common stock for $.02 per share for an aggregate purchase price of $4,786.08 through the exercise of stock options.

      The sales and issuances listed above were deemed exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 701 thereof. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

Item 16.  Exhibits and Financial Statement Schedules.

      (a) Exhibits.

      Reference is made to the attached Exhibit Index.

      (b) Financial Statement Schedule.

      The following financial statement schedule for the three years ended December 31, 2000 is included in this registration statement.

Item 17.  Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chantilly, State of Virginia, on November 19, 2001.

American Medical Laboratories, Incorporated

By:	/s/ TIMOTHY J. BRODNIK

Name: Timothy J. Brodnik
Title: Chairman, President and
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy J. Brodnik, Steve R. Pierce and Alvin Ezrin, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

*  *  *  *  *

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacity and on the dates indicated:

Signature	Title(s)	Date

/s/ TIMOTHY J. BRODNIK Timothy J. Brodnik	Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director	November 19, 2001

/s/ STEVE R. PIERCE Steve R. Pierce	Chief Financial Officer (Principal Financial Officer)	November 19, 2001

/s/ ROBERT C. LOW Robert C. Low	Controller (Principal Accounting Officer)	November 19, 2001

/s/ JERROLD L. GLICK Jerrold L. Glick	Director	November 19, 2001

Signature	Title(s)	Date

/s/ BRUCE V. RAUNER Bruce V. Rauner	Director	November 19, 2001

/s/ DONALD J. EDWARDS Donald J. Edwards	Director	November 19, 2001

EXHIBIT INDEX

Exhibit
No.	Description

**1.1	Form of Underwriting Agreement.
**3.1	Amended and Restated Certificate of Incorporation of AML.
**3.2	Amended and Restated By-Laws of AML.
**4.1	Form of certificate representing shares of Common Stock.
**4.2	Credit Agreement dated October 13, 1999, by and among AML and the lender banks named therein.
**5.1	Opinion of Kirkland & Ellis.
**10.1	Form of AML 2001 Equity Incentive Plan.
**10.2	Senior Management Agreement dated May 2, 1997, among AML and Timothy J. Brodnik.
**10.3	Senior Management Agreement, dated May 2, 1997, among AML and John E. Bergstrom.
**10.4	Stockholders Agreement, dated May 2, 1997, among AML and certain AML stockholders.
**10.5	Registration Agreement, dated May 2, 1997, among AML and certain AML stockholders.
**10.6	Professional Services Agreement, dated May 2, 1997, among AML and Golder, Thoma, Cressey, Rauner Fund V, L.P.
**10.7	Consulting and Non-Competition Agreement, dated May 2, 1997, among AML and Jerrold L. Glick.
**10.8	Stock Pledge Agreements, dated May 2, 1997, among AML and each person set forth on the Schedule of Glick Investors attached thereto.
**10.9	Stock Pledge Agreement, dated May 2, 1997, among AML and Timothy J. Brodnik.
**10.10	Stock Pledge Agreement, dated May 2, 1997, among AML and John E. Bergstrom.
**10.11	Stock Redemption and Loan Agreement, dated April 7, 1999, among AML and Timothy Brodnik.
**10.12	Loan Agreement, dated April 7, 1999, among AML and the persons set forth on the Schedule of Investors attached thereto.
**10.13	Loan Agreement, dated April 7, 1999, among AML and John E. Bergstrom.
**10.14	Stock Pledge Agreement, dated April 7, 1999, among AML and the persons set forth on the Schedule of Glick Investors attached thereto.
**10.15	Stock Pledge Agreement, dated April 7, 1999, among AML and Timothy Brodnik.
**10.16	Stock Pledge Agreement dated April 7, 1999, among AML and John E. Bergstrom.
**10.17	Stock Redemption Agreement, dated May 5, 1999 among AML and Golder, Thoma, Cressey, Rauner Fund V, L.P.
**10.18	Stock Redemption and Loan Agreement, dated August 31, 1999, among AML and John E. Bergstrom.
**10.19	Stock Pledge Agreement, dated August 31, 1999, among AML and John E. Bergstrom.
**10.20	Employment Agreement, dated October 13, 1999, among APL and John P. Schwartz.
**10.21	Employment Agreement, dated October 13, 1999, among APL and Craig Shanklin.
**10.22	Form of Subordinated Notes, issued October 13, 1999, to Sellers of APL.

Exhibit
No.	Description

**10.23	Practice Management Agreement, dated October 13, 1999 among APL and Robert R. Belliveau, M.D., Thorne J. Butler, M.D.k, Associated Pathologists, Chartered.
**10.24	Senior Subordinated Loan Agreement, dated June 12, 2001, among AML Inc., GTCR Capital Partners, L.P., Jerrold L. Glick and AML.
**10.25	Stock Purchase Agreement, dated August 20, 2001, between AML and Timothy J. Brodnik.
**10.26	Stock Purchase Agreement, dated August 20, 2001, between AML and John E. Bergstrom.
**10.27	Stock Purchase Agreement, dated August 20, 2001, between AML and Jerrold L. Glick.
**10.28	Stock Pledge Agreement, dated August 20, 2001, between AML and Timothy J. Brodnik.
**10.29	Stock Pledge Agreement, dated August 20, 2001, between AML and John E. Bergstrom.
**10.30	Stock Pledge Agreement, dated August 20, 2001, between AML and Jerrold L. Glick.
**21.1	Subsidiaries.
23.1	Consent of KPMG LLP.
**23.3	Consent of Kirkland & Ellis (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II to the Registration Statement).

** To be filed by Amendment.

†	The Registrant agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

Schedule II

American Medical Laboratories, Incorporated

Valuation and Qualifying Accounts
(Amounts in thousands)

		Additions
	Balance at	Charged to Costs		Balance at
	Beginning of Period	and Expenses	Deductions	End of Period

Nine months ended September 30, 2001 (unaudited):

Allowance for bad debts	$10,360	$9,966	$6,647	$13,679

Year ended December 31, 2000

Allowance for bad debts	3,564	13,246	6,450	10,360

Year ended December 31, 1999:

Allowance for bad debts	904	4,817	2,157	3,564

Year ended December 31, 1998:

Allowance for bad debts	755	2,259	2,110	904